    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1997

                                                                FILE NO. 1-13093
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                   FORM 10/A

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            MERITOR AUTOMOTIVE, INC.


                      (FORMERLY NAMED 111 HOLDINGS, INC.)


             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                             38-3354643
   (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

         2135 WEST MAPLE ROAD                       48084-7186
            TROY, MICHIGAN                          (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (248) 435-1000
                            ------------------------
       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON
         TO BE SO REGISTERED           WHICH EACH CLASS IS TO BE REGISTERED
----------------------------------------------------------------------------
 COMMON STOCK, PAR VALUE $1 PER SHARE        NEW YORK STOCK EXCHANGE
   PREFERRED SHARE PURCHASE RIGHTS           NEW YORK STOCK EXCHANGE

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:   NONE
================================================================================

                            MERITOR AUTOMOTIVE, INC.


                                     PART I

                 INFORMATION INCLUDED IN INFORMATION STATEMENT

                    AND INCORPORATED IN FORM 10 BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT

                              AND ITEMS OF FORM 10

ITEM
 NO.                    CAPTION                        LOCATION IN INFORMATION STATEMENT
-----  ------------------------------------------  ------------------------------------------
1.     Business..................................  "Summary of Certain Information"; "Special
                                                   Factors"; "The
                                                   Distribution -- Introduction"; "The
                                                   Distribution -- Background and Reasons for
                                                   the Distribution"; "The Automotive
                                                   Business" and "Management's Discussion and
                                                   Analysis of Financial Condition and
                                                   Results of Operations".

2.     Financial Information.....................  "Summary of Certain Information"; "The
                                                   Distribution"; "Unaudited Pro Forma
                                                   Condensed Financial Statements of the
                                                   Company"; "Historical Selected Financial
                                                   Data"; "Management's Discussion and
                                                   Analysis of Financial Condition and
                                                   Results of Operations" and "Financial
                                                   Statements".
3.     Properties................................  "The Automotive Business -- Properties".

4.     Security Ownership of Certain Beneficial
       Owners and Management.....................  "The Distribution -- Listing and Trading
                                                   of Company Common Stock" and "Management
                                                   of the Company -- Ownership of Company
                                                   Common Stock".

5.     Directors and Executive Officers..........  "Arrangements Between Rockwell and the
                                                   Company Relating to the Distribution";
                                                   "Management of the Company" and "Liability
                                                   and Indemnification of Directors and
                                                   Officers".

6.     Executive Compensation....................  "Arrangements Between Rockwell and the
                                                   Company Relating to the Distribution" and
                                                   "Management of the Company".
7.     Certain Relationships and Related
         Transactions............................  "Summary of Certain Information" and
                                                   "Arrangements Between Rockwell and the
                                                   Company Relating to the Distribution".

8.     Legal Proceedings.........................  "The Automotive Business -- Legal
                                                   Proceedings" and "Management's Discussion
                                                   and Analysis of Financial Condition and
                                                   Results of Operations -- Environmental
                                                   Matters".

ITEM
 NO.                    CAPTION                        LOCATION IN INFORMATION STATEMENT
-----  ------------------------------------------  ------------------------------------------
9.     Market Price of and Dividends on the
       Registrant's Common Equity and Related
       Shareholder Matters.......................  "Summary of Certain Information"; "Special
                                                   Factors"; "The  Distribution -- Introduction"
                                                   and "The Distribution -- Listing and Trading
                                                   of Company Common Stock".

10.    Recent Sales of Unregistered Securities...  Not Applicable.
11.    Description of Registrant's Securities to
       be Registered.............................  "The Distribution -- Listing and Trading
                                                   of Company Common Stock" and "Description
                                                   of Company Capital Stock".
12.    Indemnification of Directors and
       Officers..................................  "Liability and Indemnification of
                                                   Directors and Officers".
13.    Financial
       Statements and Supplementary Data.........  "Summary of Certain Information";
                                                   "Unaudited Pro Forma Condensed Financial
                                                   Statements of the Company"; "Historical
                                                   Selected Financial Data"; "Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations" and
                                                   "Financial Statements".
14.    Changes in and Disagreements with
       Accountants on Accounting and Financial
       Disclosure................................  Not Applicable.
15.    Financial Statements and Exhibits.........  "Financial Statements" and "Index to
                                                   Financial Statements and Schedule".

[ROCKWELL NAME AND LOGO]

September [  ], 1997

Dear Shareowner:


On March 17, 1997, we announced that the Board of Directors of Rockwell International Corporation ("Rockwell") had approved the distribution (the "Distribution") to our shareowners of all of the outstanding shares of common stock of Meritor Automotive, Inc. (the "Company"), a newly-formed, wholly-owned subsidiary of Rockwell, which after the Distribution will be a separately-traded public company owning Rockwell's Automotive businesses. The Distribution will be at the rate of one share of Company common stock for every three shares of Rockwell common stock held as of the close of business on September 17, 1997. Consummation of the Distribution is conditioned upon, among other things, receipt of a favorable ruling of the Internal Revenue Service as to the tax-free status of the Distribution. The enclosed Information Statement explains the Distribution in detail and provides important financial and other information regarding the Company. Holders of Rockwell common stock are not required to take any action to participate in the Distribution. A shareowner vote is not required, and, accordingly, your proxy is not being sought.


For over a decade, Rockwell has been shifting its business toward higher growth commercial and international markets through a carefully managed program of significant internal investments, coupled with strategic acquisitions and divestitures. The Distribution will separate Rockwell's electronics and automotive businesses and will result in your ownership of shares of two separate and distinct publicly-traded companies: Rockwell, which will focus on its Automation, Semiconductor Systems and Avionics & Communications businesses, and the Company, which will focus on the Automotive businesses presently operated by Rockwell. Your Board of Directors believes that the Distribution, by enabling Rockwell and the Company to develop their respective businesses separately, should better position the two companies to produce greater total shareowner value over the long term. With this separation, investors will be able to focus on the specific growth and value characteristics of each company.

The Company will begin its operations with all the key elements for growth and continued success already in place: proven management, strong financial resources and market-leading products. We are very excited about the future of the Company as an independent public company.

For Rockwell, this strategic move will complete the transformation of our company from a broadly diversified concern into an enterprise focused on commercial electronics markets. Rockwell will emerge from this transaction with leadership market positions in Automation, Semiconductor Systems and Avionics & Communications, with projected fiscal 1997 sales of approximately $8 billion. We look forward to continuing Rockwell's aggressive growth and achieving the full potential of our electronics businesses.

Sincerely yours,
/s/ Donald R. Beall
Donald R. Beall
Chairman of the Board
  and Chief Executive Officer

                               [COMPANY NAME AND LOGO]


September [  ], 1997

Dear Future Shareowner:


The enclosed Information Statement includes detailed information about Meritor Automotive, Inc. (the "Company"), of which you will soon become a shareowner. As you know, the Board of Directors of Rockwell International Corporation ("Rockwell") has approved, subject to the satisfaction of certain conditions, the distribution (the "Distribution") to its shareowners of all of the outstanding shares of common stock of the Company. After consummation of the Distribution, the Company will be an independent public company and will own and operate the Automotive businesses now owned and operated by Rockwell (the "Automotive Business").


We would like to take this opportunity to welcome you as a shareowner and to introduce you to our company. The Automotive Business is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles, with fiscal 1996 sales of over $3.1 billion. We operate 46 manufacturing facilities in 15 countries and serve our customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS supplies electromechanical and other components and systems, including sunroofs, window regulators, door modules, door latches and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles. Our customers include truck manufacturers, light vehicle manufacturers, semi-trailer producers and off-highway and specialty vehicle manufacturers worldwide.

We are excited about the Company's prospects as an independent public company. Rockwell's heritage Automotive businesses are leading, world-class participants in their served markets. The Company possesses a strong and highly motivated management team, outstanding employees, impressive global manufacturing resources, a well-deserved reputation for outstanding quality and customer service and a solid track record of performance. Operating as an independent company, the Automotive Business will be well positioned to serve its customers, capitalize on exciting growth opportunities, generate value for shareowners and provide new opportunities for our employees. We look forward to your participation in our future.

Sincerely yours,

/s/ Larry D. Yost

Larry D. Yost
Chairman of the Board
  and Chief Executive Officer

      SUBJECT TO COMPLETION, DATED AUGUST 18, 1997 -- FOR INFORMATION ONLY


                             INFORMATION STATEMENT


                            MERITOR AUTOMOTIVE, INC.

                               ------------------

                      COMMON STOCK, PAR VALUE $1 PER SHARE
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)


     This Information Statement is being furnished to shareowners of Rockwell International Corporation ("Rockwell") in connection with the distribution (the "Distribution") by Rockwell to its shareowners of all of the outstanding shares of common stock of its wholly-owned subsidiary, Meritor Automotive, Inc. (the "Company").


     The Distribution is expected to be made on September 30, 1997, to holders of record of common stock, par value $1 per share, of Rockwell ("Rockwell Common Stock") as of the close of business on September 17, 1997 (the "Record Date"), on the basis of one share of common stock, par value $1 per share, of the Company (the "Common Stock"; the Common Stock and the associated preferred share purchase rights of the Company (described below) are collectively referred to herein as the "Company Common Stock") for every three shares of Rockwell Common Stock. No consideration will be paid by shareowners of Rockwell for the shares of Company Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Rockwell Common Stock or take any other action in order to be entitled to Company Common Stock.


     There is no current trading market for the Company Common Stock, although a "when-issued" trading market is expected to develop prior to the Distribution Date (as defined below). The Company Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, Inc. (the "NYSE") under the trading symbol "MRA".


       SHAREOWNERS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED "SPECIAL FACTORS" IN THIS INFORMATION STATEMENT.

 NO VOTE OF SHAREOWNERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE
    NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

        The date of this Information Statement is September [  ], 1997.

                             HEAVY VEHICLE SYSTEMS

                                    PRODUCTS

        [Diagram of truck and trailer illustrating the following HVS products supplied by the Automotive Business: Anti-Lock Braking Systems (Truck); Drive Axles; Trailer Axles; Trailer Air Suspensions; Anti-Lock Braking Systems (Trailer); Cam and Wedge Brakes; Automatic Slack Adjusters; Drivelines; Air Dryers; Disc Brakes; Steer Axles; Clutches; and Transmissions.]


                             LIGHT VEHICLE SYSTEMS

                                    PRODUCTS


        [Diagram of passenger car illustrating the following LVS products supplied by the Automotive Business: Sunroofs; Window Regulators; Trunk Latches; Fuel Flap Latches; Door Latches and Actuators; Seat Adjusting Systems; Steel Wheels; Remote Keyless Entry Controllers; Hood Latches; Stabilizer Bars; Coil Springs; and Door Modules. Diagram also includes note that Torsion Bars are supplied on light trucks.]

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
AVAILABLE INFORMATION........................   4
SUMMARY OF CERTAIN INFORMATION...............   5
    The Distribution.........................   5
    The Company..............................   7
    Summary Financial Data...................  10
    Summary Pro Forma Financial Data.........  11
    Pro Forma Capitalization.................  12
SPECIAL FACTORS..............................  13
    Cyclical Nature of the Automotive
      Industry...............................  13
    Competition..............................  13
    Dependence on Large Customers............  13
    Industry Consolidation Trend.............  14
    International Operations.................  14
    Continued Implementation of the Company's
      Operations Improvement Program.........  14
    Absence of History as an Independent
      Company; Future Capital Requirements...  14
    No Prior Market For Company Common Stock;
      Possibility of Substantial Sales of
      Company Common Stock...................  15
    Common Stock Dividend Policy.............  15
    Certain Anti-takeover Effects............  16
    Certain Federal Income Tax
      Considerations.........................  16
THE DISTRIBUTION.............................  17
    Introduction.............................  17
    Background and Reasons for the
      Distribution...........................  17
    Manner of Effecting the Distribution.....  17
    Listing and Trading of Company Common
      Stock..................................  19
    Dividend Policy..........................  19
    Certain Federal Income Tax Consequences
      of the Distribution....................  19
    Conditions; Termination..................  20
ARRANGEMENTS BETWEEN ROCKWELL AND THE COMPANY
  RELATING TO THE DISTRIBUTION...............  21
    Distribution Agreement...................  21
    Employee Matters Agreement...............  22
    Tax Allocation Agreement.................  24
    Transition Agreement.....................  24
CREDIT FACILITY..............................  25
HISTORICAL SELECTED FINANCIAL DATA...........  26
THE AUTOMOTIVE BUSINESS......................  27
    Industry Trends..........................  28
    Business Strategies......................  29
    Products.................................  30
    Customers; Sales and Marketing...........  33
    Competition..............................  34
    Raw Materials and Supplies...............  34
    Joint Ventures...........................  34
    Acquisitions and Dispositions............  34

                                             PAGE
                                             ----
    Research and Development.................  35
    Patents and Trademarks...................  35
    Employees................................  35
    Seasonality; Cyclicality.................  35
    Properties...............................  36
    Environmental Matters....................  36
    Legal Proceedings........................  37
UNAUDITED PRO FORMA CONDENSED FINANCIAL
  STATEMENTS OF THE COMPANY..................  38
    Unaudited Pro Forma Condensed Combined
      Balance Sheet of the Company...........  38
    Unaudited Pro Forma Condensed Combined
      Statements of Income of the Company....  39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.................................  40
    Overview and Outlook.....................  40
    Financial Condition......................  40
    Results of Operations....................  42
    Income Taxes.............................  43
    Environmental Matters....................  44
    International Operations.................  44
    Cautionary Statement.....................  45
MANAGEMENT OF THE COMPANY....................  46
    Directors of the Company.................  46
    Committees of the Board of Directors.....  47
    Compensation of Directors................  48
    Executive Officers of the Company........  49
    Historical Compensation of Executive
      Officers...............................  50
    Option Grants............................  51
    Aggregated Option Exercises and Fiscal
      Year-End Values........................  52
    Long-Term Incentive Plan Awards..........  52
    Retirement Benefits......................  53
    Benefit Plans Following the
      Distribution...........................  54
    Ownership of Company Common Stock........  61
DESCRIPTION OF COMPANY CAPITAL STOCK.........  63
    Company Common Stock.....................  63
    Company Preferred Stock..................  63
    Certain Provisions in the Company
      Certificate and Company By-Laws........  66
    Company Rights Plan......................  70
    Anti-takeover Legislation................  72
LIABILITY AND INDEMNIFICATION OF DIRECTORS
  AND OFFICERS...............................  73
INDEX TO DEFINED TERMS.......................  74
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE... F-1

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form 10 (the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Company Common Stock. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. The Registration Statement and any amendments thereto, including exhibits and schedules filed as a part thereof, are available for inspection and copying as set forth below.

     Following the Distribution, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information relating to its business, financial condition and other matters with the Commission. Such reports, proxy statements and other information filed by the Company, as well as the Registration Statement and exhibits and schedules thereto, can be inspected and copied at the public reference facilities of the Commission at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission (http://www.sec.gov).


     The Company Common Stock will be listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SHARES OF COMPANY COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         SUMMARY OF CERTAIN INFORMATION


     The following summary is not intended to be complete and is qualified by reference to the more detailed information set forth elsewhere in this Information Statement, which should be reviewed carefully in its entirety. Unless the context otherwise indicates, as used in this Information Statement, the term the "Company" means the Automotive Business (as defined below) for periods prior to the Distribution and Meritor Automotive, Inc. and its subsidiaries for periods following the Distribution. For the convenience of the reader, an index of defined terms used herein appears on page 74.


                                THE DISTRIBUTION

Distributing Company.......  Rockwell International Corporation, a Delaware
                             corporation.


Shares to be Distributed...  Approximately 70 million shares of Company Common
                             Stock, based on the number of shares of Rockwell Common Stock outstanding as of July 31, 1997. No consideration will be paid by shareowners of Rockwell for the shares of Company Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Rockwell Common Stock or take any other action in order to be entitled to Company Common Stock. See "The Distribution -- Manner of Effecting the Distribution".


Distribution Ratio.........  One share of Company Common Stock for every three shares of Rockwell Common Stock. See "The
                             Distribution -- Manner of Effecting the
                             Distribution".

Direct (Book-Entry)
  Registration; Share
  Certificates.............  Company stockholders initially will have their ownership of Company Common Stock registered only in book-entry form. Book-entry registration refers to a method of recording stock ownership in the Company's records in which no share certificates are issued. On the Distribution Date, each holder of Rockwell Common Stock as of the close of business on the Record Date will be credited through book-entry in the stock ownership registration records of the Company with the number of full shares of Company Common Stock to which the shareowner is entitled. Each such Rockwell shareowner will receive an account statement indicating the number of shares of Company Common Stock to which the shareowner is entitled. Following the Distribution Date, any Company stockholder whose ownership of Company Common Stock is registered in book-entry form may obtain at any time without charge a certificate to represent such shares by contacting the Transfer Agent (as defined below). See "The Distribution -- Manner of Effecting the Distribution".

Fractional Share
Interests..................  Fractional shares of Company Common Stock will not be distributed. Fractional shares will be aggregated and sold in the public market by the Distribution Agent (as defined below) and the aggregate net proceeds will be distributed ratably to those stockholders entitled to fractional interests. The Distribution Agent is independent from the Company. See "The Distribution -- Manner of Effecting the Distribution". Although the Distribution is intended to be tax-free, stockholders will recognize gain or loss for tax purposes in an amount equal to the difference between the cash received in respect of any fractional share and the amount of such stockholder's tax basis allocable to such fractional share.

                             See "The Distribution -- Certain Federal Income Tax Consequences of the Distribution".

Record Date................  The Record Date is the close of business on
                             September 17, 1997.

Distribution Date..........  The Distribution is expected to occur on September
                             30, 1997 (the "Distribution Date"). On or about the Distribution Date, the Distribution Agent will commence mailing account statements reflecting ownership of shares of Company Common Stock to holders of Rockwell Common Stock as of the close of business on the Record Date.


Distribution Agent.........  First Chicago Trust Company of New York will serve as the distribution agent (the "Distribution
                             Agent") for the Distribution. First Chicago Trust Company of New York also will serve as transfer agent and registrar (the "Transfer Agent") for the Company Common Stock. The address of the Distribution Agent and Transfer Agent is P.O. Box 2500, Jersey City, New Jersey 07303-2500, and its telephone number is (800) 519-3111.


Federal Income Tax
  Consequences.............  The Distribution is conditioned upon the receipt of a ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS") to the effect that the Distribution will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). See "The
                             Distribution -- Certain Federal Income Tax
                             Consequences of the Distribution".


Trading Market and
Symbol.....................  There is no current trading market for the Company
                             Common Stock, although a "when-issued" trading market is expected to develop prior to the Distribution Date. The Company Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the trading symbol "MRA". See "The Distribution -- Listing and Trading of Company Common Stock".



Conditions to the
Distribution...............  The Distribution is conditioned upon, among other things: (i) receipt of the Tax Ruling; (ii) final approval of the Distribution by the Board of Directors of Rockwell; and (iii) receipt of all material consents required to effect the Distribution. Regardless of whether the conditions are satisfied, the Distribution Agreement (as defined below) may be terminated and the Distribution abandoned by Rockwell's Board of Directors, in its sole discretion, without the approval of Rockwell shareowners, at any time prior to the Distribution. See "The Distribution -- Conditions; Termination".


Arrangements Between
Rockwell and the Company
  Relating to the
  Distribution.............  For the purpose of governing certain of the relationships between Rockwell and the Company relating to the Distribution, and to provide for an orderly transition, Rockwell and the Company will, prior to the Distribution, enter into certain agreements, including (i) the Distribution Agreement providing for, among other things, the principal corporate transactions required to effect the separation of the Automotive Business from the Electronics Business (as defined below) and the Distribution, and certain other agreements governing the relationship between Rockwell and the Company with respect to or in consequence of the Distribution; (ii) the Employee Matters Agreement (as defined below) providing for, among other things, certain matters relating to employees, employee benefit plans and certain compensation arrangements for current and former employees of the Automotive Business and their beneficiaries; (iii) the Tax Allocation Agreement (as defined below) providing for, among other things, the allocation between Rockwell and the Company of federal, state, local and foreign tax liabilities relating to the Automotive Business; and (iv) the Transition Agreement (as defined below) providing for, among other things, the provision by Rockwell to the Company, for specified periods after the Distribution Date and on mutually agreed terms, of certain services which prior to the Distribution Date have been provided to the Company by Rockwell. See "Arrangements Between Rockwell and the Company Relating to the Distribution".

                                  THE COMPANY

The Company................  The Company, a Delaware corporation incorporated in
                             May 1997, is currently a wholly-owned subsidiary of Rockwell with no material assets. Following consummation of the Distribution, the Company will be a separately-traded public company and will own and operate the Automotive businesses now owned and operated by Rockwell (the "Automotive Business"). Prior to the Distribution Date, Rockwell will transfer substantially all of the operations, assets and liabilities related to the Automotive Business (including liabilities relating to former operations) to the Company or to subsidiaries of Rockwell that prior to the Distribution will become wholly-owned subsidiaries of the Company. The principal corporate offices of the Company are located at 2135 West Maple Road, Troy, Michigan 48084-7186; and its telephone number is (248) 435-1000.

The Automotive Business....  The Automotive Business is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The Automotive Business serves its customers worldwide through Heavy Vehicle Systems ("HVS") and Light Vehicle Systems ("LVS"). HVS supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS supplies electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles. In fiscal 1996, the Automotive Business had sales of over $3.1 billion and operating earnings of $146 million (after restructuring charges of $36 million). See "The Automotive Business" and "Financial Statements".

                             Management of the Company has established long-term financial goals, which include 8% average annual sales growth, 15% average annual earnings per share growth and long-term debt to capitalization of 45%, with a strong emphasis on cash management. These goals have been recently established by management of the Company on the basis of the

                             Company operating as an independent public company after the Distribution. The long-term average annual goals have been established with the recognition that the industry in which the Automotive Business operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the Automotive Business supplies products, resulting in corresponding fluctuations in demand for products of the Automotive Business. Accordingly, the Company will measure its performance against these goals over a multi-year period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Statement".

Management.................  All of the initial executive officers of the
                             Company are expected to be persons who currently serve as officers or other employees of the Automotive Business or Rockwell. All such persons who are employees of Rockwell will resign from their positions with Rockwell prior to the Distribution, so that the Company and Rockwell will have no executive officers in common and none of the executive officers of the Company will be employees of Rockwell. It is expected that Donald
                             R. Beall, Chairman and Chief Executive Officer of Rockwell, will serve as a non-executive director of the Company. (Mr. Beall will step down as Chief Executive Officer of Rockwell on September 30, 1997 and as Chairman of the Board of Rockwell in February 1998, but will continue as a director of Rockwell and is expected to be named chairman of the Executive Committee of Rockwell in February 1998.) See "Management of the Company".

Pre-Distribution Payment to
  Rockwell.................  Prior to the Distribution, the Company will pay approximately $445 million in cash to Rockwell through a combination of dividends and other payments, including repayments of intercompany indebtedness (collectively, the "Pre-Distribution Payment"). The Company will fund the Pre-Distribution Payment through borrowings under the Credit Facility (as defined below) to be entered into with a group of banks. Rockwell will use the proceeds of the Pre-Distribution Payment to repay outstanding indebtedness. See "Credit Facility". The effect of these payments will be to adjust the post-Distribution capital structure of each of Rockwell and the Company by decreasing the consolidated debt of Rockwell and increasing the consolidated debt of the Company. The amount of the Pre-Distribution Payment was determined based on the anticipated ability of the Company to generate cash flow and with the intention of establishing a strong capital structure for the Company.

Credit Facility............  Prior to the Distribution, the Company will enter into a $1 billion five-year unsecured revolving credit facility with a group of banks, which will be used to fund the Pre-Distribution Payment and for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. See "Credit Facility".

Certain Provisions of the
  Company's Restated
  Certificate
  of Incorporation and
  Amended
  By-Laws; Rights
  Agreement................  Certain provisions of the Company's Restated
                             Certificate of Incorporation (the "Company
                             Certificate") and the Company's Amended By-Laws (the "Company By-Laws"), as each will be in effect as of the Distribution Date, would have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. See "Description of Company Capital Stock -- Certain Provisions in the Company Certificate and Company By-Laws". The Rights Agreement to be entered into between the Company and First Chicago Trust Company of New York, as rights agent, also would make more difficult an acquisition of control of the Company in a transaction not approved by the Board of Directors of the Company. See "Description of Company Capital Stock -- Company Rights Plan".

Post-Distribution Dividend
  Policy...................  It is anticipated that following the Distribution, the Company initially will pay quarterly cash dividends which, on an annual basis, will equal $.42 per share and Rockwell initially will pay quarterly cash dividends which, on an annual basis, will equal $1.02 per share. It is therefore anticipated that the aggregate cash dividends payable after the Distribution to a holder of Rockwell Common Stock in respect of (i) shares of Rockwell Common Stock held on the Distribution Date and (ii) shares of Company Common Stock received in the Distribution (giving effect to the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock) will initially equal the annual rate of the cash dividend currently paid on Rockwell Common Stock of $1.16 per share. However, no formal action with respect to any such dividends has been taken and the declaration and payment of dividends by the Company and Rockwell will be at the sole discretion of their respective Boards of Directors. See "The Distribution -- Dividend Policy".

Special Factors............  Shareowners should carefully consider the matters discussed under the section entitled "Special Factors" in this Information Statement.

                             SUMMARY FINANCIAL DATA

     The following summary financial data (other than employee data) have been derived from the financial statements of the Automotive Business. The data should be read in conjunction with the financial statements of the Automotive Business and notes thereto included elsewhere in this Information Statement. The statement of income data for the years ended September 30, 1994, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 have been derived from the audited financial statements of the Automotive Business. The statement of income data for the years ended September 30, 1992 and 1993 and the balance sheet data as of September 30, 1992, 1993 and 1994 have been derived from unaudited financial information of the Automotive Business. The statement of income data for the nine months ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1996 and 1997 have been derived from the unaudited financial information of the Automotive Business, which, in the opinion of management, include all adjustments necessary for a fair presentation of assets and liabilities as of such dates and results of operations for such periods. Results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1997.


                                                                                                          NINE MONTHS ENDED
                                                           FISCAL YEAR ENDED SEPTEMBER 30,                    JUNE 30,
                                                  --------------------------------------------------     -------------------
                                                   1992       1993       1994       1995       1996         1996       1997
                                                  ------     ------     ------     ------     ------     ----------   ------
                                                                         (DOLLAR AMOUNTS IN MILLIONS)
STATEMENT OF INCOME DATA:
Sales...........................................  $2,279     $2,358     $2,653     $3,125     $3,144       $2,397     $2,467
Operating earnings..............................      71        100         91        178        146(1)       135(1)     164
  As a percent of sales.........................     3.1%       4.2%       3.4%       5.7%       4.6%         5.6%       6.6%
Interest expense................................  $   23     $   13     $   12     $   11     $   10       $    8     $    6
Income before income taxes......................      60        102         88        185        182          148        168
Net income......................................      30         57         51        123        114           94        100
BALANCE SHEET DATA: (at end of period)
Working capital(2)..............................  $  153     $  185     $  204     $  216     $  229       $  243     $  280
Property, net...................................     646        588        617        647        646          623        611
Total assets....................................   1,608      1,488      1,638      1,766      1,833        1,816      1,897
Long-term debt..................................      15          9         35         31         24           26         21
Minority interests..............................      18         21         21         24         29           26         36
Equity..........................................     496        468        509        561        599          595        631
OTHER DATA:
Cash provided by operating activities...........  $  113     $  162     $  156     $  203     $  197       $  110     $   99
Cash used for investing activities..............     101         90         99        127        101           47         69
Cash used for financing activities..............      11         64         41         80         84           48         36
Capital expenditures............................     102        100        102        119        144           87         59
Depreciation and amortization...................     100         92         93         97        102           75         76
EBITDA(3).......................................     183        207        193        293        294          231        250
Employees at year end...........................  16,500     16,300     17,200     16,700     15,300


---------------
(1) Operating earnings for fiscal year 1996 and the nine months ended June 30, 1996 includes restructuring charges of $36 million and $6 million, respectively.
(2) Working capital consists of all current assets and current liabilities, including cash and short-term debt.
(3) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other combined statement of income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not calculated in accordance with generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

                        SUMMARY PRO FORMA FINANCIAL DATA


     The following sets forth summary unaudited pro forma financial data of the Automotive Business, giving effect to the Distribution, the incurrence of indebtedness necessary to make the Pre-Distribution Payment to Rockwell in the amount of $445 million, the reduction of corporate costs from those allocated to the Company by Rockwell to management's estimate of stand-alone corporate costs and the restructuring charge of approximately $19 million before tax ($14 million after tax) to be recorded by the Automotive Business in the fourth quarter ending September 30, 1997. For purposes of the pro forma statement of income data, such transactions are assumed to have taken place on October 1, 1995. For purposes of the pro forma balance sheet data, such transactions are assumed to have taken place on June 30, 1997. The summary pro forma financial data should be read in conjunction with the more detailed pro forma financial data and notes thereto included in this Information Statement under "Unaudited Pro Forma Condensed Financial Statements of the Company".



                                                        PRO FORMA FINANCIAL DATA
                                          ----------------------------------------------------
                                             FISCAL YEAR        NINE MONTHS      NINE MONTHS
                                                ENDED              ENDED            ENDED
                                          SEPTEMBER 30, 1996   JUNE 30, 1996    JUNE 30, 1997
                                          ------------------   --------------   --------------
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
    STATEMENT OF INCOME DATA:
    Sales................................       $3,144             $2,397           $2,467
    Operating earnings...................          156(1)             143(1)           172
    Interest expense.....................          (37)               (28)             (26)
    Income before income taxes...........          165                136              156
    Net income...........................          102                 86               93
    Earnings per share(2)................         1.41               1.19             1.29

    BALANCE SHEET DATA: (at end of
      period)
    Working capital......................                                              280
    Property, net........................                                              611
    Total assets.........................                                            1,962
    Long-term debt.......................                                              466
    Minority interests...................                                               36
    Equity...............................                                              172
    OTHER DATA:
    Cash provided by operating
      activities.........................          185                102               92
    Cash used for investing activities...          101                 47               69
    Cash used for financing
      activities(3)......................           40                 19                9
    Depreciation and amortization........          102                 75               76
    EBITDA(4)............................          304                239              258


---------------
(1) Operating earnings for fiscal year 1996 and the nine months ended June 30, 1996 includes restructuring charges of $36 million and $6 million, respectively.
(2) Earnings per share are based on the anticipated post-Distribution capital structure of the Company. These amounts are based on average outstanding shares of Rockwell Common Stock of 217.6 million for the year ended September 30, 1996, and 217.3 million and 215.7 million for the nine months ended June 30, 1996 and 1997, respectively, and the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock outstanding.

(3) Reflects the initial anticipated annual dividend to stockholders of the Company of $.42 per share and the elimination of the net transfers to Rockwell.


(4) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other combined statement of income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not calculated in accordance with generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the unaudited pro forma cash, short-term debt and capitalization of the Company as of June 30, 1997. This information should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere herein. The pro forma information may not reflect the cash, short-term debt and capitalization of the Company in the future or as it would have been had the Company been a stand-alone company on June 30, 1997. Assumptions regarding the number of shares of Company Common Stock may not reflect the actual number outstanding on the Distribution Date.

                         PRO FORMA CAPITALIZATION TABLE
                              AS OF JUNE 30, 1997


                                                AUTOMOTIVE
                                                 BUSINESS         PRO FORMA       COMPANY PRO
                                                HISTORICAL       ADJUSTMENTS         FORMA
                                               -------------    -------------    -------------
                                                                (IN MILLIONS)
Cash........................................     $      68        $      60(1)     $     128
                                                 =========        =========        =========
Short-term debt.............................            23                                23
                                                 =========        =========        =========
Long-term debt..............................            21              445(2)           466
Minority interests..........................            36                                36

Stockholders' equity:
     Rockwell's net investment..............           693             (693)(3)           --
     Common Stock...........................            --               70(3)            70
     Additional paid-in capital.............            --              623(3)           164
                                                                       (445)(2)
                                                                        (14)(4)
     Retained earnings......................            --                                --
     Currency translation...................           (62)                              (62)
                                                 ---------        ---------        ---------
     Total stockholders' equity.............           631             (459)             172
                                                 ---------        ---------        ---------
          Total capitalization..............     $     688        $     (14)       $     674
                                                 =========        =========        =========


---------------
(1) The Automotive Business will incur approximately $60 million in Canadian income taxes in connection with the transfer of assets in Canada prior to the Distribution and Rockwell will provide cash to fund the tax payment.
(2) Long-term debt incurred to finance the Pre-Distribution Payment to be made by the Company to Rockwell.
(3) To reflect the Distribution as the elimination of Rockwell's net investment and the issuance of an estimated 70 million shares of Company Common Stock, par value $1 per share. This is based on the number of shares of Rockwell Common Stock outstanding on June 30, 1997 of approximately 210 million shares and the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock outstanding.

(4) In the fourth quarter ending September 30, 1997, the Automotive Business will record a restructuring charge of approximately $19 million before tax ($14 million after tax) related to staff reductions and plant and product line consolidations. These actions are expected to result in reduced expenses of approximately $10 million (after tax) in fiscal 1998.

                                SPECIAL FACTORS

     Shareowners should carefully consider and evaluate all of the information set forth in this Information Statement, including the special factors listed below. In addition to the historical information included herein, this Information Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements". Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the factors listed below and those detailed from time to time in the filings of the Company with the Commission. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Statement".

CYCLICAL NATURE OF THE AUTOMOTIVE INDUSTRY

     The industry in which the Automotive Business operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the Automotive Business supplies products, resulting in corresponding fluctuations in demand for products of the Automotive Business. While the Automotive Business has sought and will continue to seek to expand its operations globally so as, among other things, to mitigate the effect of periodic fluctuations in demand of the automotive industry in one or more particular countries, the cyclical nature of the automotive industry presents a risk that is outside the control of the Company and that cannot be accurately predicted. The Automotive Business also experiences certain seasonal variations in the demand for its products to the extent automotive vehicle production fluctuates. Historically, such demand has been somewhat lower in the Company's first and fourth fiscal quarters (third and fourth calendar quarters) when OEM (as defined below) plants may close during model changeovers and vacation and holiday periods. See "The Automotive
Business -- Seasonality; Cyclicality".

COMPETITION

     The Automotive Business operates in a highly competitive environment. Principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. The Automotive Business competes worldwide with a number of United States and international manufacturers that are both larger and smaller than the Company in terms of resources and market shares. In North America, the major competitors of HVS are Eaton Corporation and Dana Corporation. LVS has numerous competitors across its various product lines worldwide. In addition, certain original equipment manufacturers ("OEMs") manufacture for their own use products of the type supplied by the Company.

DEPENDENCE ON LARGE CUSTOMERS


     The Automotive Business is dependent upon large OEM customers with substantial bargaining power, including with respect to price and other commercial terms. Although the Automotive Business believes that it generally enjoys good relations with its OEM customers, loss of all or a substantial portion of the Automotive Business's sales to any of its large volume customers for whatever reason (including, but not limited to, loss of contracts, reduced or delayed customer requirements or strikes or other work stoppages affecting production by such customers) could have a significant adverse effect on the Company's financial results. In addition, the Automotive Business sells products to certain OEM customers under long-term arrangements that require the Automotive Business to provide annual cost reductions (through price reductions or other cost benefits to the OEMs) by certain percentages each year. If the Company were unable to generate sufficient production costs savings in the future to offset such price reductions, the Company's gross margins could be adversely affected. During fiscal 1996, Freightliner Corporation and Mercedes-Benz AG (each of which is owned by Daimler-Benz A.G.) and Ford Motor Company's heavy truck business (which Freightliner Corporation has agreed to acquire pursuant to a definitive agreement entered into with Ford Motor Company in May 1997) together accounted for approximately 16% of total sales of the Automotive Business. See "The Automotive Business -- Customers; Sales and Marketing".

INDUSTRY CONSOLIDATION TREND

     The industry in which the Automotive Business operates has recently experienced significant consolidation among suppliers. Such consolidation is in part attributable to OEMs more frequently awarding long-term, sole-source or preferred supplier contracts to the most capable global suppliers, thereby reducing the total number of suppliers from whom components and systems are purchased. Globalization and increased outsourcing of product engineering and manufacturing by OEMs have also contributed to this trend. While the Automotive Business is a leading supplier of automotive components and systems in many of the markets for its products and will consider acquisitions as a means of further expansion, there can be no assurance that the Company will participate in the industry consolidation or that it will not be disadvantaged as a result of consolidation by other suppliers. See "The Automotive Business -- Industry Trends", "-- Competition" and "-- Acquisitions and Dispositions".

INTERNATIONAL OPERATIONS

     For the fiscal year ended September 30, 1996, approximately 44% of total sales of the Automotive Business consisted of sales outside North America. The Company's international operations are subject to a number of risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rate fluctuations, local economic and political conditions, disruptions of capital and trading markets, restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs), changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

     The Company enters into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. The Company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The Company has not entered into foreign currency forward exchange contracts for other purposes, and the Company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

CONTINUED IMPLEMENTATION OF THE COMPANY'S OPERATIONS IMPROVEMENT PROGRAM


     The Automotive Business has made significant efforts to increase operating efficiencies, reduce costs and improve its core business processes. In 1994, the Automotive Business began to implement a strategic program to realign principally its HVS operations in order to improve product quality and customer service, rationalize production, reduce costs and focus on its core strengths and product lines. In 1996, the Automotive Business implemented restructuring actions related to plant consolidations, staff reductions and outsourcing. In addition, in the fourth quarter ending September 30, 1997, the Automotive Business will record a restructuring charge of approximately $19 million before tax ($14 million after tax) related to staff reductions and plant and product line consolidations, which actions are expected to result in reduced expenses of approximately $10 million (after tax) in fiscal 1998. The Company intends to continue its efforts to increase operating efficiencies, reduce costs and improve its core business processes. See "The Automotive Business -- Business Strategies". While the Company believes the strategic actions already taken have benefited the Automotive Business, there can be no assurance that further benefits will be achieved.


ABSENCE OF HISTORY AS AN INDEPENDENT COMPANY; FUTURE CAPITAL REQUIREMENTS

     The Company was formed for the purpose of effecting the Distribution and does not have an operating history as an independent company. Accordingly, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Automotive Business had the Company been operated independently during the periods presented. While the Automotive Business has been profitable as part of Rockwell, there is no assurance that as a stand-alone company profits will continue at a similar level. The Automotive Business has historically relied on Rockwell for various financial and administrative services. After the Distribution, although Rockwell will provide to the Company certain transitional services which prior to the Distribution have been provided to the Automotive Business by Rockwell, the Company will maintain its own banking relationships, sources of long-term funding and administrative functions. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Transition Agreement". Prior to the Distribution the Company will enter into the Credit Facility, which will be used to fund the Pre-Distribution Payment of approximately $445 million and for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. See "Credit Facility". Although the Company believes that cash flows from operations and available borrowings under the Credit Facility will be sufficient to satisfy its future working capital, research and development, capital expenditure and other financing requirements, there can be no assurance that such will be the case.

NO PRIOR MARKET FOR COMPANY COMMON STOCK; POSSIBILITY OF SUBSTANTIAL SALES OF COMPANY COMMON STOCK


     There is no current trading market for the Company Common Stock, and while a "when-issued" trading market is expected to develop prior to the Distribution Date, there can be no assurance as to the prices at which trading in the Company Common Stock will occur after completion of the Distribution. Until the Company Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. There can be no assurance that an active trading market in the Company Common Stock will develop or be sustained in the future. The prices at which shares of Company Common Stock trade will be determined by the marketplace and may be influenced by many factors, including, among other things, the Company's performance and prospects, the depth and liquidity of the market for Company Common Stock, investor perception of the Company and the industry in which it operates, the Company's dividend policy, general financial and other market conditions, and domestic and international economic conditions. The Company Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the trading symbol " MRA". See "The Distribution -- Listing and Trading of Company Common Stock".


     Substantially all of the shares of Company Common Stock distributed in the Distribution will be eligible for immediate resale in the public market. In spin-off transactions similar to the Distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. Neither Rockwell nor the Company is able to predict whether substantial amounts of Company Common Stock will be sold in the open market following the Distribution or what effect such sales may have on prices at which shares of Company Common Stock may trade. Any sales of substantial amounts of Company Common Stock in the public market during this period, or the perception that any redistribution has not been completed, could materially adversely affect the market price of Company Common Stock. For a description of the treatment of shares of Company Common Stock to be held by the Rockwell International Corporation Savings Plan (the "Rockwell Savings Plan"), see "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement".

COMMON STOCK DIVIDEND POLICY

     The payment and amount of cash dividends on the Company Common Stock after the Distribution will be subject to the sole discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Company's Board of Directors at such times as may be deemed appropriate, and payment of dividends on the Company Common Stock will depend upon the Company's financial position, capital requirements, profitability and such other factors as the Company's Board of Directors deems relevant. Although no formal action with respect to dividends payable after the Distribution has been taken, it is anticipated that cash dividends payable by Rockwell and the Company in respect of (i) shares of Rockwell Common Stock held on the Distribution Date and (ii) shares of Company Common Stock received in the

Distribution (giving effect to the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock), respectively, will initially equal the annual rate of the cash dividend currently paid on Rockwell Common Stock of $1.16 per share. See "The Distribution -- Dividend Policy".

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company Certificate, the Company By-Laws, the Company Rights Agreement (as defined below) and the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that would make more difficult the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. See "Description of Company Capital
Stock -- Certain Provisions in the Company Certificate and Company By-Laws" and "-- Company Rights Plan".

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


     The Distribution is conditioned upon receipt of the Tax Ruling from the IRS to the effect that the Distribution will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code. See "The
Distribution -- Certain Federal Income Tax Consequences of the Distribution". While such a ruling is generally binding on the IRS, the continuing validity of such a ruling is subject to certain factual representations and assumptions. Rockwell and the Company are not aware of any facts or circumstances which would cause such representations and assumptions to be untrue. The Tax Allocation Agreement provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. Rockwell and the Company have agreed to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. In addition, the Tax Allocation Agreement provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners as a result of the failure of the Distribution to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code if such failure is attributable to certain actions by or in respect of the Company (including its subsidiaries) or its stockholders, such as the acquisition of the Company by a third party at a time and in a manner that would cause such a failure. In the event such taxes were to become payable by the Company, such payment would have a material adverse effect on the financial position, results of operations and cash flow of the Company. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Tax Allocation Agreement".

                                THE DISTRIBUTION

INTRODUCTION

     On March 15, 1997, the Board of Directors of Rockwell approved in principle a plan to separate Rockwell into two companies by means of a tax-free spin-off of the Automotive Business. Such approval is conditioned upon, among other things, receipt of the Tax Ruling and final approval by Rockwell's Board of Directors. The spin-off is intended to be effected through the Distribution. At the time of the Distribution, the Company will own, through subsidiaries, substantially all of the assets, liabilities (including liabilities relating to former operations) and operations which prior to the Distribution Date comprise the Automotive Business. See "The Automotive Business". On the Distribution Date, Rockwell will effect the Distribution by delivering all of the outstanding shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of Rockwell Common Stock as of the close of business on the Record Date.

     Shareowners of Rockwell with inquiries relating to the Distribution should contact the Distribution Agent, telephone number (800) 519-3111 or Rockwell, Shareowner Services, telephone number (412) 565-7120. After the Distribution Date, stockholders of the Company with inquiries relating to the Distribution or their investment in the Company should contact the Company at 2135 West Maple Road, Troy, Michigan 48084, telephone number (248) 435-1000 or First Chicago Trust Company of New York, the Company's Transfer Agent, at P.O. Box 2500, Jersey City, New Jersey 07303-2500, telephone number (800) 519-3111.

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     Rockwell's Board of Directors believes that the Distribution will accomplish a number of important business objectives and, by enabling Rockwell and the Company to develop their respective businesses separately, should better position the two companies to produce greater total shareowner value over the long term. The Distribution will separate two business segments (with the Company operating the Automotive Business and Rockwell retaining its Automation, Semiconductor Systems and Avionics & Communications businesses (the "Electronics Business")) with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives appropriate to its specific business. The Distribution will permit the management of each company to prioritize the allocation of its respective management and financial resources for achievement of its own corporate objectives. In particular, Rockwell believes that the Distribution will permit each business to maximize its strengths and provide greater flexibility to pursue business opportunities, including acquisitions, joint ventures and other business combinations. In addition, the establishment of Company Common Stock as a separate, publicly-traded equity security will increase the Company's ability to participate in the ongoing process of consolidation in its industry by facilitating the Company's ability to effect acquisitions using Company Common Stock as consideration. Further, the Distribution is expected to allow each of Rockwell and the Company to attract, motivate and retain key personnel by enabling Rockwell and the Company to provide more effective incentive compensation programs that are based on the performance of the respective business in which such individuals are employed without being influenced by the results of the business in which they have no involvement. Moreover, the Distribution will enable stockholders and potential investors to evaluate better the financial performance of each business and its strategies, enhancing the likelihood that each will achieve appropriate market recognition for its own performance.

MANNER OF EFFECTING THE DISTRIBUTION

     The Distribution was formally declared on [          ], 1997 (conditioned,
among other things, upon receipt of the Tax Ruling from the IRS) and will be made on the Distribution Date to shareowners of record of Rockwell Common Stock as of the close of business on the Record Date. In the Distribution, each Rockwell shareowner will receive one share of Company Common Stock for every three shares of Rockwell Common Stock held as of the close of business on the Record Date. The delivery of a share of Company Common Stock in connection with the Distribution also will constitute the delivery of the Company Right (as defined below) associated with such share. Based on the number of shares of Rockwell Common Stock outstanding as of July 31, 1997, approximately 70 million shares of Company Common Stock will be distributed in the Distribution.


     At the time of the Distribution, shares of Company Common Stock will be delivered to the Distribution Agent. Company stockholders initially will have their ownership of Company Common Stock registered only in book-entry form. Book-entry registration refers to a method of recording stock ownership in the Company's records in which no share certificates are issued.

     On the Distribution Date, each owner of Rockwell Common Stock as of the close of business on the Record Date will be credited through book-entry in the stock ownership registration records of the Company with the number of full shares of Company Common Stock to which the shareowner is entitled. Commencing on or about the Distribution Date, the Distribution Agent will begin mailing account statements to such Rockwell shareowners indicating the number of shares of Company Common Stock to which each such shareowner is entitled. All shares of Company Common Stock distributed in the Distribution will be fully paid and nonassessable and holders thereof will not be entitled to preemptive rights. See "Description of Company Capital Stock -- Company Common Stock". Following the Distribution Date, any Company stockholder whose ownership of Company Common Stock is registered in book-entry form may obtain at any time without charge a certificate to represent such shares by contacting the Transfer Agent. The Distribution Agent and the Transfer Agent is First Chicago Trust Company of New York; its address is P.O. Box 2500, Jersey City, New Jersey 07303-2500, and its telephone number is (800) 519-3111.

     Fractional shares of Company Common Stock will not be distributed. Fractional shares of Company Common Stock will be aggregated and sold in the public market by the Distribution Agent and the aggregate net proceeds will be distributed ratably to those stockholders entitled to fractional interests. See "-- Certain Federal Income Tax Consequences of the Distribution".


     Participants in the Rockwell Automatic Dividend Reinvestment Service will be credited with the number of shares (including fractional shares) of Company Common Stock distributed in the Distribution in respect of the Rockwell Common Stock held in their accounts. A comparable service will be established for the Company effective at the time of the Distribution which will provide for reinvestment of dividends on Company Common Stock and under which accounts will be established for participants in the Rockwell Automatic Dividend Reinvestment Service. Shares of Company Common Stock credited as a result of the Distribution to participants in the Rockwell Automatic Dividend Reinvestment Service in respect of the Rockwell Common Stock held in their accounts will be transferred to the participants' accounts in the new service.


     Participants in the Rockwell Savings Plan will have their Rockwell Common Stock accounts credited with the number of shares (including fractional shares) of Company Common Stock distributed in the Distribution in respect of the Rockwell Common Stock held in their Rockwell Savings Plan accounts. Individual Rockwell Savings Plan participants, rather than the Rockwell Savings Plan, will have authority to determine if and when shares of Company Common Stock held in their Rockwell Savings Plan accounts will be sold. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement".

     NO CONSIDERATION WILL BE PAID BY SHAREOWNERS OF ROCKWELL FOR THE SHARES OF COMPANY COMMON STOCK TO BE RECEIVED BY THEM IN THE DISTRIBUTION, NOR WILL THEY BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF ROCKWELL COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO BE ENTITLED TO COMPANY COMMON STOCK.

     The Distribution will not affect the number of outstanding shares of Rockwell Common Stock or the rights attendant thereto. Certificates representing outstanding shares of Rockwell Common Stock will continue also to represent rights to purchase shares of Series A Junior Participating Preferred Stock, without par value, of Rockwell ("Rockwell Junior Preferred Stock") pursuant to the Rights Agreement, dated as of November 30, 1996, between Rockwell and ChaseMellon Shareholder Services, L.L.C., as rights agent.

LISTING AND TRADING OF COMPANY COMMON STOCK

     There is no current trading market for the Company Common Stock, and while a "when-issued" trading market is expected to develop prior to the Distribution Date, there can be no assurance as to the prices at which trading in the Company Common Stock will occur after completion of the Distribution. See "Special Factors -- No Prior Market For Company Common Stock; Possibility of Substantial Sales of Company Common Stock".


     The Company Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the trading symbol "MRA". The Company initially will have approximately 63,300 stockholders of record, based on the number of record holders of Rockwell Common Stock as of July 31, 1997. The Transfer Agent for the Company Common Stock will be First Chicago Trust Company of New York. For certain information regarding employee options to purchase Company Common Stock that will be or may become outstanding after the Distribution, see "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement", "Management of the Company -- Historical Compensation of Executive Officers" and "-- Benefit Plans
Following the Distribution".


     Shares of Company Common Stock distributed to Rockwell shareowners in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"), and the rules promulgated thereunder. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company, and may include certain officers and directors of the Company as well as principal stockholders of the Company, if any. Persons who are affiliates of the Company will be permitted to sell their shares of Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

DIVIDEND POLICY

     It is anticipated that following the Distribution, the Company initially will pay quarterly cash dividends which, on an annual basis, will equal $.42 per share and Rockwell initially will pay quarterly cash dividends which, on an annual basis, will equal $1.02 per share. It is therefore anticipated that the aggregate cash dividends payable after the Distribution to a holder of Rockwell Common Stock in respect of (i) shares of Rockwell Common Stock held on the Distribution Date and (ii) shares of Company Common Stock received in the Distribution (giving effect to the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock) will initially equal the annual rate of the cash dividend currently paid on Rockwell Common Stock of $1.16 per share. However, no formal action with respect to any such dividends has been taken and the declaration and payment of dividends by the Company and Rockwell will be at the sole discretion of their respective Boards of Directors. See "Special Factors -- Common Stock Dividend Policy".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Rockwell has requested the Tax Ruling from the IRS to the effect that, among other things, the Distribution will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code. So long as the Distribution qualifies under Section 368(a)(1)(D) of the Code, the material United States federal income tax consequences of the Distribution will be as follows:

          (i) no gain or loss will be recognized by or be includable in the income of a holder of Rockwell Common Stock solely as a result of the receipt of Company Common Stock in the Distribution, except, as described below, in connection with cash received in lieu of fractional shares of Company Common Stock;

          (ii) no gain or loss will be recognized by Rockwell upon the Distribution;

          (iii) assuming that a holder of Rockwell Common Stock holds such Rockwell Common Stock as a capital asset, such holder's holding period for Company Common Stock received in the Distribution will include the period during which such Rockwell Common Stock was held;

          (iv) a Rockwell shareowner who receives cash as a result of the sale of a fractional share by the Distribution Agent on behalf of such shareowner will be treated as having received such fractional share in the Distribution and then as having sold such fractional share; such shareowner will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable (as described below) to such fractional share and such gain or loss will be capital gain or loss if such fractional share would have been held by such shareowner as a capital asset; and

          (v) the tax basis of Rockwell Common Stock held by a Rockwell shareowner immediately prior to the Distribution will be apportioned (based upon relative fair market values at the time of the Distribution) between such Rockwell Common Stock and Company Common Stock received (including any fractional share of Company Common Stock deemed received) by such shareowner in the Distribution.


     While such a ruling is generally binding on the IRS, the continuing validity of such a ruling is subject to certain factual representations and assumptions. Rockwell and the Company are not aware of any facts or circumstances which would cause such representations and assumptions to be untrue. If the Distribution were not to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code, Rockwell would recognize taxable gain equal to the excess of the fair market value of the Company Common Stock distributed to Rockwell's shareowners over Rockwell's tax basis in such Company Common Stock. In addition, each Rockwell shareowner who receives Company Common Stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Company Common Stock. See "Special Factors -- Certain Federal Income Tax Considerations".


     Promptly following the Distribution, information with respect to the allocation of tax basis between Rockwell Common Stock and Company Common Stock will be made available to the holders of Rockwell Common Stock.

     THE FOREGOING IS ONLY A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH ROCKWELL SHAREOWNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREOWNER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

     The Tax Allocation Agreement provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. See "Arrangements Between Rockwell and the Company Relating to the
Distribution -- Tax Allocation Agreement".

CONDITIONS; TERMINATION

     The Distribution is subject to certain conditions as set forth in the Distribution Agreement. Regardless of whether the conditions are satisfied, Rockwell's Board of Directors, in its sole discretion, without approval of Rockwell's shareowners, may terminate the Distribution Agreement and abandon the Distribution at any time prior to the Distribution. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Distribution Agreement".

                         ARRANGEMENTS BETWEEN ROCKWELL
                  AND THE COMPANY RELATING TO THE DISTRIBUTION

     For the purpose of governing certain of the relationships between Rockwell and the Company relating to the Distribution, and to provide for an orderly transition, Rockwell and the Company will, prior to the Distribution, enter into the agreements described below, forms of which (other than the Transition Agreement) have been filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summaries of the material terms of these agreements are qualified by reference to the agreements as so filed.

DISTRIBUTION AGREEMENT

     Rockwell and the Company will enter into a distribution agreement (the "Distribution Agreement") providing for, among other things, the principal corporate transactions required to effect the separation of the Automotive Business from the Electronics Business and the Distribution, and certain other agreements governing the relationship between Rockwell and the Company with respect to or in consequence of the Distribution. The Distribution Agreement provides for the Distribution to be effective as of the close of business on the Distribution Date.

     The Distribution Agreement further provides that prior to the Distribution Date, Rockwell will transfer substantially all of the operations, assets and liabilities related to the Automotive Business (including liabilities relating to former operations) to the Company or to subsidiaries of Rockwell that prior to the Distribution will become wholly-owned subsidiaries of the Company. Rockwell will retain all cash and cash equivalents of the Company and its wholly-owned subsidiaries at the time of the Distribution other than approximately $35 million. In addition, subsidiaries of the Company that are not wholly-owned will retain their cash (expected to be approximately $33 million) and Rockwell will provide cash of approximately $60 million to fund the payment of Canadian income taxes expected to be incurred by the Automotive Business in connection with the transfer of assets in Canada prior to the Distribution. The Distribution Agreement provides for the elimination of intercompany indebtedness between Rockwell and the Company in existence at the time of the Distribution. The Distribution Agreement also includes cross licenses by each of Rockwell and the Company to the other of rights to use, subsequent to the Distribution, intellectual property of the licensor to the extent the same is used by the licensee at the time of the Distribution.

     The Distribution Agreement provides that after the Distribution, Rockwell will have all rights in and to the names "Rockwell" and "Rockwell International" and all derivatives thereof, except for certain limited rights of use granted to the Company and except that the Company may continue to apply the "Rockwell" brand name to its products for a period of ten years after the Distribution. The Company will change the names of its subsidiaries to eliminate therefrom the names "Rockwell", "Rockwell International" and all derivatives thereof.

     Subject to certain exceptions, the Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the liabilities of the Automotive Business (including liabilities relating to former operations) with the Company and financial responsibility for the liabilities of the Electronics Business (including liabilities relating to former operations) with Rockwell. In addition, the Distribution Agreement provides that each of Rockwell and the Company will indemnify the other in the event of certain liabilities arising under the Exchange Act.

     The Distribution Agreement provides that prior to the Distribution the Board of Directors of the Company will approve the Company Certificate and the Company By-Laws and that the Company and Rockwell will take all actions which may be required to elect or otherwise appoint as directors of the Company, at or prior to the time of the Distribution, the persons named herein to constitute the Company's Board of Directors at the time of the Distribution. See "Management of the Company -- Directors of the Company".

     The Distribution Agreement provides generally that all costs and expenses incurred prior to the Distribution in connection with the Distribution, the preparation, execution and delivery of the Distribution

Agreement, the Employee Matters Agreement, the Tax Allocation Agreement and the Transition Agreement and the consummation of the transactions contemplated thereby will be charged to Rockwell, other than the costs and expenses of the Credit Facility and other costs and expenses to the extent relating to operations of the Automotive Business subsequent to the Distribution, which will be charged to the Company. Except as otherwise expressly provided, all costs and expenses incurred following the Distribution in connection with the implementation thereof will be charged to the party for whose benefit the expenses are incurred, with any expenses which cannot be allocated on such basis to be split equally between Rockwell and the Company.


     The Distribution Agreement provides that the Distribution will not be made until all of the following conditions are satisfied or waived by Rockwell's Board of Directors in its sole discretion: (i) the receipt of the Tax Ruling;
(ii) final approval by Rockwell's Board of Directors of the Distribution; (iii) receipt of all material consents required to effect the Distribution; (iv) the Registration Statement of which this Information Statement is a part being declared effective by the Commission; (v) the Company Certificate, the Company By-Laws and the Company Rights Agreement being adopted and in full force and effect; (vi) the Company Common Stock being approved for listing on the NYSE;
(vii) the transactions contemplated by the Distribution Agreement in connection with separating the Automotive Business and the Electronics Business being consummated in all material respects; (viii) Rockwell and the Company having entered into each of the agreements, instruments, understandings, assignments and other arrangements to be entered into in connection with the transactions contemplated by the Distribution Agreement, including, without limitation, any conveyance documents, the Employee Matters Agreement, the Tax Allocation Agreement and the Transition Agreement, and each such agreement being in full force and effect; (ix) a "no-action" letter from the staff of the Commission regarding certain aspects of the Distribution being issued and in full force and effect; (x) no order, injunction or decree having been issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution being in effect; and (xi) no suit, action or proceeding by or before any court of competent jurisdiction or other governmental entity having been commenced and pending to restrain or challenge the Distribution, and no inquiry having been received that in the reasonable judgment of the Board of Directors of Rockwell may lead to such a suit, action or proceeding. The "no-action" letter from the staff of the Commission has been received and the Company Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE. Even if all the conditions have been satisfied, the Distribution Agreement may be terminated and the Distribution abandoned by Rockwell's Board of Directors, in its sole discretion, without the approval of Rockwell shareowners, at any time prior to the Distribution.


EMPLOYEE MATTERS AGREEMENT

     Rockwell and the Company will enter into an employee matters agreement (the "Employee Matters Agreement") providing for certain matters relating to employees, employee benefit plans and compensation arrangements for current and former employees of the Automotive Business and their beneficiaries (collectively, the "Company Participants").

     The Employee Matters Agreement provides that, except as expressly set forth therein, effective as of the time of the Distribution, the Company will or will cause one or more of its subsidiaries to assume or retain, as the case may be, all liabilities of Rockwell and its subsidiaries with respect to Company Participants relating to employment by Rockwell or its subsidiaries, including liabilities under pension, medical, retiree health and life insurance, short and long-term disability, workers compensation and other employee benefit plans, policies and agreements. The Employee Matters Agreement provides that effective on or before the Distribution Date the Company will establish, and will maintain for a period of at least one year after the Distribution Date, certain pension, savings and welfare plans and other employee benefits that are substantially similar in all material respects to those provided by Rockwell and its subsidiaries for Company Participants prior to the time of the Distribution.

     Pursuant to the Employee Matters Agreement and subject to the terms and conditions thereof, Rockwell will retain liabilities for all vested benefits of Company Participants accrued to the time of the Distribution under Rockwell's U.S. and certain foreign pension plans and all related assets. Rockwell will cause each employee participating in Rockwell's U.S. and such foreign pension plans who will be employed by the

Company on the Distribution Date to have a fully non-forfeitable right to such employee's benefit under Rockwell's U.S. and such foreign pension plans accrued as of the time of the Distribution. Notwithstanding the foregoing, Rockwell shall not grant to Company Participants credit for any purpose under the Rockwell U.S. and such foreign pension plans for service with the Company after the Distribution Date, including without limitation, credit for purposes of determining eligibility for any early retirement or disability pension. The Company's pension plans will credit each Company employee who participated in such Rockwell plans for all plan purposes (including determinations of benefit accruals) with all service which had been credited to such employee under such Rockwell plans immediately prior to the Distribution (with certain limited exceptions). Notwithstanding the foregoing, service with Rockwell and the Company will not be aggregated under the Company's U.S. pension plan for any periods following the time at which the employee commences the receipt of benefits under the Rockwell U.S. pension plan if the employee is not also retired under the Company's U.S. pension plan. In addition, the benefits of each employee under the Company's pension plans will be reduced by the benefit to which such employee would be entitled under the Rockwell plans if the employee commenced receipt of benefits under the Rockwell plans at the same time as from the Company's pension plans.

     The Employee Matters Agreement also provides for adjustment of outstanding options to purchase Rockwell Common Stock ("Rockwell Options") held by employees of the Automotive Business granted under the Rockwell International Corporation 1995 Long-Term Incentives Plan (the "Rockwell 1995 LTIP") and the Rockwell International Corporation 1988 Long-Term Incentives Plan (the "Rockwell 1988 LTIP"). Pursuant to the Employee Matters Agreement, Rockwell Options held by employees of the Automotive Business at the time of the Distribution that were granted prior to October 1, 1996 will remain Rockwell Options, but the number of shares covered thereby and the exercise price per share will be adjusted pursuant to a formula designed to cause (i) the economic value of such Rockwell Options (i.e., the difference between the aggregate fair market value of the shares of Rockwell Common Stock subject to such options and the aggregate per share exercise price thereof) to remain the same immediately before and immediately after the Distribution, giving effect to any change in the fair market value of Rockwell Common Stock resulting from the Distribution, and (ii) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the Distribution. All Rockwell Options held by persons other than employees of the Automotive Business at the time of the Distribution will be similarly adjusted.

     The Employee Matters Agreement further provides that Rockwell Options held by employees of the Automotive Business at the time of the Distribution that were granted after September 30, 1996 will be replaced with options to purchase shares of Company Common Stock ("Company Options"), with the number of shares covered thereby and the exercise price per share to be determined pursuant to a formula designed to cause (i) the economic value of such Company Options (i.e., the difference between the aggregate fair market value of the shares of Company Common Stock subject to such options and the aggregate per share exercise price thereof) immediately after the Distribution to be the same as the economic value immediately prior to the Distribution of the Rockwell Options being replaced, and (ii) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the Distribution. See "Management of the Company -- Benefit Plans Following the Distribution -- 1997 Long-Term Incentives Plan".

     Pursuant to the Employee Matters Agreement, following the Distribution, Rockwell will retain sponsorship of the Rockwell Savings Plan and the trust related thereto. Rockwell will cause each employee who will be employed by the Company or one of its subsidiaries on the Distribution Date to have a fully nonforfeitable right to such employee's account balances, if any, under the Rockwell Savings Plan. The account balances of each such employee will be maintained under the Rockwell Savings Plan until distributed in accordance with the terms of the Rockwell Savings Plan and applicable law.


     Based upon the Rockwell Savings Plan's ownership of Rockwell Common Stock on July 31, 1997, the Rockwell Savings Plan is expected to hold approximately
14.5 million shares of Company Common Stock or approximately 21% of the Company Common Stock outstanding immediately following the Distribution. It is expected that the Rockwell Savings Plan will be amended in order to provide Rockwell Savings Plan participants a high degree of flexibility with respect to continued investment in Company Common Stock in their Rockwell Savings Plan accounts, so that individual participants, rather than the Rockwell Savings Plan, would have authority to determine if and when shares of Company Common Stock held in participant accounts will be sold and reinvested in accordance with the provisions of the Rockwell Savings Plan. Such amendments would provide that a participant in the Rockwell Savings Plan may elect at any time, but not more frequently than twice during each calendar month, to have all or a portion of the Company Common Stock in his or her accounts under the Rockwell Savings Plan sold, with the net proceeds reinvested as provided for in the Rockwell Savings Plan. Under the Rockwell Savings Plan, as so amended, dispositions of Company Common Stock would be effected only at the direction and on behalf of individual participants.

TAX ALLOCATION AGREEMENT

     Through the Distribution Date, the results of the operations of the Automotive Business have been and will be included in Rockwell's consolidated United States federal income tax returns. As part of the Distribution, Rockwell and the Company will enter into a tax allocation agreement (the "Tax Allocation Agreement") which provides, among other things, for the allocation between Rockwell and the Company of federal, state, local and foreign tax liabilities relating to the Automotive Business.

     The Tax Allocation Agreement also allocates between Rockwell and the Company liability for any taxes which may arise in connection with separating the Automotive Business and the Electronics Business. The Tax Allocation Agreement provides, in general, that Rockwell will be responsible for any such taxes. However, the Tax Allocation Agreement provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. Rockwell and the Company have agreed to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. In addition, the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners as a result of the failure of the Distribution to qualify as a tax-free reorganization within the meaning of
Section 368(a)(1)(D) of the Code if such failure is attributable to certain actions by or in respect of the Company (including its subsidiaries) or its stockholders, such as the acquisition of the Company by a third party at a time and in a manner that would cause such a failure. In the event such taxes were to become payable by the Company, such payment would have a material adverse effect on the financial position, results of operations and cash flow of the Company.

     Though valid as between the parties thereto, the Tax Allocation Agreement is not binding on the IRS and does not affect the liability of each of the Company, Rockwell and their respective subsidiaries to the IRS for all federal taxes of the consolidated group relating to periods prior to the Distribution Date.

TRANSITION AGREEMENT

     Rockwell and the Company will enter into a transition services agreement (the "Transition Agreement") on or prior to the Distribution Date. Pursuant to the Transition Agreement, Rockwell will provide to the Company, for specified periods after the Distribution Date and on mutually agreed terms, certain services which prior to the Distribution Date have been provided to the Automotive Business by Rockwell, including payroll and human resource services, health and welfare benefit administration services, computing and telecommunications services and research and development support services of the Rockwell Science Center. Such services generally will be provided for periods of one to three years.

                                CREDIT FACILITY

     The Company has obtained a commitment letter dated June 3, 1997 from First Chicago Capital Markets, Inc. and NBD Bank to arrange for a group of lenders to provide a $1 billion five-year unsecured revolving credit facility (the "Credit Facility") to the Company. The Credit Facility will be used to fund the Pre-Distribution Payment and for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. A definitive credit agreement containing the terms described below is expected to be executed prior to the Distribution Date.

     Up to $500 million of the Credit Facility will be available for eurocurrency loans to certain foreign subsidiaries of the Company and up to $100 million of the Credit Facility will be available for the issuance of standby letters of credit. Loans obtained under the Credit Facility are expected to bear interest, at the election of the Company, at (i) a fluctuating rate equal to the higher of (a) the corporate base rate publicly announced from time to time by Morgan Guaranty Trust Company of New York and (b) the Federal funds rate plus 1/2% per annum, (ii) a periodic fixed rate equal to, in the case of U.S. dollar loans, the London Interbank Offered Rate ("LIBOR") plus an applicable margin or, in the case of eurocurrency loans, a rate based on the cost of funding in the relevant currency (determined under mutually agreed procedures to be set forth in the definitive credit agreement) plus an applicable margin, in either case with the applicable margin varying based on the Company's financial performance or, if and when obtained, the ratings on the Company's long-term senior unsecured indebtedness, or (iii) a competitive bid rate to be set through an auction process. The Company anticipates that the applicable margin on LIBOR-based and eurocurrency loans will initially be 20 basis points. The Company will also pay a facility fee on the entire amount of the Credit Facility at a per annum rate that will vary depending on the same criteria used to determine the applicable margin, and which the Company anticipates will initially be 10 basis points. The Company also will pay a letter of credit fee with respect to any letters of credit and certain other customary fees.

     The Credit Facility is expected to contain, among other terms, conditions precedent, covenants, representations and warranties, mandatory and voluntary prepayment provisions and events of default customary for facilities of this type. Such covenants will include certain restrictions on incurrence of indebtedness, consolidations and mergers, sales of assets and creation of liens and encumbrances. The Credit Facility will also include financial covenants requiring a minimum net worth and a maximum leverage ratio based on earnings before interest, taxes, depreciation and amortization.

                              HISTORICAL SELECTED
                                 FINANCIAL DATA

     The following selected financial data (other than employee data) have been derived from the financial statements of the Automotive Business. The data should be read in conjunction with the financial statements of the Automotive Business and notes thereto included elsewhere in this Information Statement. The statement of income data for the years ended September 30, 1994, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 have been derived from the audited financial statements of the Automotive Business. The statement of income data for the years ended September 30, 1992 and 1993 and the balance sheet data as of September 30, 1992, 1993 and 1994 have been derived from unaudited financial information of the Automotive Business. The statement of income data for the nine months ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1996 and 1997 have been derived from the unaudited financial statements of the Automotive Business, which, in the opinion of management, include all adjustments necessary for a fair presentation of assets and liabilities as of such dates and results of operations for such periods. Operating results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1997.


                                                                                                          NINE MONTHS ENDED
                                                    FISCAL YEAR ENDED SEPTEMBER 30,                            JUNE 30,
                                    ----------------------------------------------------------------      ------------------
                                      1992          1993          1994          1995          1996         1996        1997
                                    --------      --------      --------      --------      --------      ------      ------
                                                 (DOLLAR AMOUNTS IN MILLIONS, EXCEPT ANNUAL SALES PER EMPLOYEE)
STATEMENT OF INCOME DATA:
    Sales.........................  $  2,279      $  2,358      $  2,653      $  3,125      $  3,144      $2,397      $2,467
    Annual sales growth rate......       5.4%          3.5%         12.5%         17.8%          0.6%
    Gross margin..................  $    251      $    282      $    282      $    381      $    397      $  299      $  332
      As a percent of sales.......      11.0%         12.0%         10.6%         12.2%         12.6%       12.5%       13.5%
    Operating earnings............  $     71      $    100      $     91      $    178      $    146(1)   $  135(1)   $  164
      As a percent of sales.......       3.1%          4.2%          3.4%          5.7%          4.6%(1)     5.6%(1)     6.6%
    Interest expense..............  $     23      $     13      $     12      $     11      $     10      $    8      $    6
    Income before income taxes....        60           102            88           185           182         148         168
    Net income....................        30            57            51           123           114          94         100
BALANCE SHEET DATA: (at end of period)
    Working capital(2)............  $    153      $    185      $    204      $    216      $    229      $  243      $  280
    Property (at cost)............     1,456         1,361         1,440         1,535         1,558       1,527       1,551
    Accumulated depreciation......      (810)         (773)         (823)         (888)         (912)       (904)       (940)
    Property, net.................       646           588           617           647           646         623         611
    Goodwill......................        31            25            30            40            45          44          43
    Total assets..................     1,608         1,488         1,638         1,766         1,833       1,816       1,897
    Short-term debt...............        48            28            17            14             8          20          23
    Long-term debt................        15             9            35            31            24          26          21
    Minority interests............        18            21            21            24            29          26          36
    Equity........................       496           468           509           561           599         595         631
OTHER DATA:
    Cash provided by operating
      activities..................  $    113      $    162      $    156      $    203      $    197      $  110      $   99
    Cash used for investing
      activities..................       101            90            99           127           101          47          69
    Cash used for financing
      activities..................        11            64            41            80            84          48          36
    Capital expenditures..........       102           100           102           119           144          87          59
      As a percent of sales.......       4.5%          4.2%          3.8%          3.8%          4.6%        3.6%        2.4%
    Depreciation and
      amortization................  $    100      $     92      $     93      $     97      $    102      $   75      $   76
    EBITDA(3).....................       183           207           193           293           294         231         250
    Employees at year end.........    16,500        16,300        17,200        16,700        15,300
    Annual sales per
      employee(4).................  $140,000      $150,000      $159,000      $182,000      $198,000


---------------
(1) Operating earnings for fiscal year 1996 and the nine months ended June 30, 1996 includes restructuring charges of $36 million and $6 million, respectively.
(2) Working capital consists of all current assets and current liabilities, including cash and short-term debt.
(3) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other combined statement of income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not calculated in accordance with generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.
(4) Annual sales per employee is based on the average of the monthly ending number of employees during the year.

                            THE AUTOMOTIVE BUSINESS

     The Automotive Business is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. Tracing its heritage to 1909 as one of the first suppliers to the emerging automotive industry, the Automotive Business was conducted by Rockwell Standard Company until 1967, when Rockwell Standard and North American Aviation, Inc. merged to form the predecessor to Rockwell International Corporation. With fiscal 1996 sales of over $3.1 billion, the Automotive Business has grown into a major independent global supplier to the automotive industry. Sales outside North America accounted for approximately 44% of total sales in fiscal 1996.

     The Automotive Business serves a broad range of OEM customers worldwide, including truck OEMs, light vehicle OEMs, semi-trailer producers and off-highway and specialty vehicle manufacturers. Its ten largest customers accounted for 61% of total fiscal 1996 sales. The Automotive Business operates 46 manufacturing facilities around the world.

     The Automotive Business serves its customers worldwide through HVS and LVS. HVS, which had fiscal 1996 sales of approximately $1.8 billion, supplies drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as other specialty and military vehicles. LVS, which had fiscal 1996 sales of approximately $1.3 billion, supplies electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension products and steel wheels, for passenger cars, light trucks and sport utility vehicles.

     Automotive Business sales by product class for the three fiscal years ended September 30, 1996 and the nine months ended June 30, 1996 and 1997 were as follows:

                                                     FISCAL YEAR                   NINE MONTHS
                                                 ENDED SEPTEMBER 30,              ENDED JUNE 30,
                                            ------------------------------      ------------------
                                             1994        1995        1996        1996        1997
                                            ------      ------      ------      ------      ------
                                                                (IN MILLIONS)
     Heavy Vehicle Systems:
          Truck and Trailer Products......  $1,299      $1,504      $1,360      $1,043      $1,038
          Off-Highway, Specialty and
            Military Vehicle Products.....     454         433         467         347         381
     Light Vehicle Systems................     900       1,188       1,317       1,007       1,048
                                            ------      ------      ------      ------      ------
          Total...........................  $2,653      $3,125      $3,144      $2,397      $2,467
                                            ======      ======      ======      ======      ======

     The following charts depict HVS sales by product and geographic region for the fiscal year ended September 30, 1996:

                             HEAVY VEHICLE SYSTEMS


                             1996 SALES BY PRODUCT



[Pie chart illustrating HVS 1996 Sales by Product: Truck and Trailer Axles and Brakes - 66%; Off-Highway, Specialty and Military Vehicle Products - 26%; Transmissions, Clutches, Drivelines and other Products - 8%.]



                            1996 SALES BY GEOGRAPHIC REGION



[Pie chart illustrating HVS 1996 Sales by Geographic Region: Americas - 78%; Europe - 20%; Asia-Pacific - 2%.]



     In fiscal 1996, aftermarket sales represented 14% of total HVS sales and were made primarily in North America across all product areas.

     The following charts depict LVS sales by product and geographic region for the fiscal year ended September 30, 1996:

                             LIGHT VEHICLE SYSTEMS


                             1996 SALES BY PRODUCT



[Pie chart illustrating LVS 1996 Sales by Product: Roof Systems - 34%; Door Systems - 30%; Access Control Systems - 12%, Suspension Products - 12%; Steel Wheels - 9%; Seat Adjusting Systems - 3%.]



                           1996 SALES BY GEOGRAPHIC REGION



[Pie chart illustrating LVS 1996 Sales by Geographic Region: Europe - 55%; Americas - 41%; Asia-Pacific - 4%.]


INDUSTRY TRENDS

     The automotive industry is experiencing several significant trends that present opportunities and challenges to industry suppliers. These trends, which influence the Company's business strategies, include the globalization of OEMs and their suppliers, increased outsourcing by OEMs, increased demand for modules and systems by OEMs and the consolidation of suppliers worldwide.

     Globalization is a major trend affecting automotive OEMs and suppliers. As OEMs expand geographically to access new markets, they are able to achieve significant cost savings and enhanced product quality and consistency by sourcing from the most capable, full-service global suppliers. OEMs and suppliers also have the opportunity to take advantage of economies of scale through global sourcing of components and systems and by designing platforms that can be used in different geographic markets, but still be adapted to local preferences.

     Another major trend in the automotive industry is increased outsourcing of product engineering and manufacturing by OEMs. OEMs are responding to global competitive pressures to improve quality and reduce manufacturing costs and related capital investments by outsourcing products which they historically have engineered and manufactured internally. Outsourcing enables OEMs to focus on their core design, assembly and marketing capabilities. In markets addressed by LVS, this increased outsourcing trend has extended not only to components, but to entire modules and systems, requiring suppliers to provide a higher level of engineering, design, electromechanical and systems integration expertise in order to remain competitive. Increased outsourcing by light vehicle OEMs has produced higher overall per vehicle sales by independent suppliers. Accordingly, such increased outsourcing can result in supplier sales growth independent of the overall automotive industry growth trend.

     OEMs also are reducing their total number of suppliers and are more frequently entering into supply arrangements with the most capable global suppliers. Increasingly, the criteria for selection include not only quality, cost and responsiveness, but also certain full-service capabilities, including design and engineering. This trend among OEMs, as well as the globalization trend described above, has contributed to the consolidation of automotive suppliers into larger, more efficient and more capable companies.

     As a major independent global supplier with strong customer relationships, proven design, engineering and manufacturing capabilities, and facilities located throughout the world, the Company believes it is well positioned to capitalize on these automotive industry trends.

BUSINESS STRATEGIES

     The Automotive Business has developed many leadership market positions as it has grown into a global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles worldwide. See "-- Products". The Automotive Business seeks to enhance its leadership positions and capitalize on its existing customer, product and geographic strengths, as well as the industry trends described above, and to increase its sales, earnings and profitability by employing the following business strategies:

     Continuously Improve Core Business Processes. A key strategy of the Automotive Business is continuous improvement of its core business processes through investment in information technology and capital equipment, rationalization of production among facilities, deintegration of non-core processes, establishment of highly flexible assembly sites and simplification and increased commonality of products. These actions are designed to reduce product costs and improve product quality while lowering required asset investment levels, reducing product development times and increasing flexibility to meet customer needs. Management believes the actions already taken to improve core business processes have benefited the Automotive Business and better position the Company to meet its long-term business goals.

     Capitalize on Customer Outsourcing Activities. A significant growth strategy of the Automotive Business is to provide lower cost and higher quality products to customers in connection with their increasing outsourcing activities. Since the early 1990s, for example, several North American customers of LVS have selected the Automotive Business to supply suspension products which these OEMs had historically manufactured internally. Management believes truck and trailer OEMs in Europe will increasingly outsource in order to achieve cost and efficiency advantages. The Automotive Business intends to work proactively with current and prospective customers worldwide to identify and implement mutually beneficial outsourcing opportunities.

     Focus on Higher Value Integrated Systems. The Automotive Business has sought and will continue to seek to utilize its broad product line and design, engineering and manufacturing expertise by expanding its sales of higher value modules and systems. For example, a new door system customer recently selected the Automotive Business as its source for a high volume, integrated door module for which LVS will coordinate the integration of the window regulator, acoustic components, speaker brackets, anti-theft devices, wire harnesses and electronics, among other components. Management believes that truck and trailer OEMs in North America and light vehicle OEMs in all markets will increasingly outsource complete systems to achieve further product quality and cost improvements. The Company will seek to utilize its leadership positions in the supply of electromechanical systems to light vehicle OEMs and its ability to provide drivetrain systems to truck and specialty vehicle OEMs to capitalize on this anticipated customer demand.

     Leverage Geographic Strengths. Geographic expansion to meet the global sourcing needs of customers and to address new markets will continue to be an important element of the Automotive Business's growth strategy. Management believes opportunities exist to increase further the Company's presence in the North American light vehicle markets, where its sales of light vehicle products increased from approximately $173 million in fiscal 1994 ($11.85 content per light vehicle manufactured in North America) to approximately $415 million in fiscal 1996 ($27.48 content per light vehicle manufactured in North America). The Automotive Business also believes there are opportunities to increase sales to heavy-duty and medium-duty commercial vehicle OEMs in Europe, building on established customer relationships with their North American affiliates and the Automotive Business's existing manufacturing presence in Europe. Emerging markets such as the Asia-Pacific region and Latin America also present growth opportunities as demand for commercial, specialty and light vehicles increases in these areas.

     Introduce New Products and Technologies. The Automotive Business is considered a leader in its markets in offering new and enhanced products for its customers. The Automotive Business plans to continue investing in new technologies, including electronics, and product development and working closely with its customers to develop and implement design, engineering, manufacturing and quality improvements. The Company will draw upon the engineering resources of its Technical Center in Troy, Michigan and its engineering centers of expertise in the United States, Brazil, Canada, France, Germany and the United

Kingdom, as well as its ongoing relationship with the Rockwell Science Center. See "-- Research and Development".

     Recent technological and product advancements of the Automotive Business include the following:

     - Engine Synchro Shift(TM) transmission -- An advanced truck transmission system that significantly simplifies gear shifting efforts for drivers in a cost efficient manner.
     - Easy Steer Plus(TM) front axle -- A front truck axle with preassembled and calibrated wheel ends that extends life and significantly reduces installation and maintenance costs.
     - Seat adjusting system -- A quieter and lighter weight seat adjusting system featuring integrated electronic memory and electric motors manufactured by the Automotive Business.
     - Bplus sunroof -- An innovative sunroof designed for high volume applications at reduced costs, the Bplus sunroof uses fewer components and lighter materials and provides improved performance characteristics.

     Management believes that its strategy of continuing to introduce new and improved products and technologies will be an important factor in its efforts to achieve its growth objectives.

     Expand Aftermarket Business. The Automotive Business intends to pursue growth of its aftermarket business, which historically has generated higher profit margins than those associated with original equipment sales. The Automotive Business's fiscal 1996 aftermarket sales exceeded $250 million, representing sales of components and services principally to HVS North American customers. The Automotive Business will seek to expand its aftermarket business by utilizing its advanced distribution center in Florence, Kentucky, and leveraging its existing aftermarket channels with new products, both those manufactured by the Automotive Business and those manufactured by others and sold by the Automotive Business under distribution agreements.

     Selectively Pursue Strategic Opportunities. The Automotive Business regularly evaluates various strategic and business development opportunities, including license agreements, marketing arrangements, joint ventures and acquisitions. The Automotive Business intends to continue selectively to pursue alliances and acquisitions that would allow it to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets.

PRODUCTS

     The Automotive Business designs, develops, manufactures, markets, distributes, sells, services and supports a broad range of products for use in commercial, specialty and light vehicles. In addition to sales to the OEM market, the Automotive Business provides its truck and trailer products and off-highway and specialty products to OEMs, dealers, distributors, fleets and other end-users in the aftermarket. Principal products of the Automotive Business include the following:

  HEAVY VEHICLE SYSTEMS

     Truck and Trailer Products

     Truck Axles. The Automotive Business is the world's leading independent supplier of axles for heavy-duty commercial vehicles. The Company's five axle manufacturing facilities located in the United States, Brazil, England and Italy produced approximately 400,000 axles in fiscal 1996 for heavy-duty and medium-duty commercial vehicles. The Company's extensive truck axle product line includes a wide range of drive and non-drive front steer axles and single and tandem rear drive axles, which can include driver-controlled differential lock for extra traction, aluminum carriers to reduce weight and pressurized filtered lubrication systems for longer life. The Company's front steer and rear drive axles can be equipped with the Company's cam, wedge or air disc brakes, automatic slack adjusters and anti-lock braking systems.

     Brakes. The Automotive Business is a leading independent supplier of air brakes to heavy-duty and medium-duty commercial vehicle manufacturers. Through four manufacturing facilities located in the United States, Canada, England and Italy, the Automotive Business manufactures a broad range of foundation air brakes, as well as automatic slack adjusters for brake systems. The Automotive Business's foundation air brake products include cam drum brakes, which offer improved lining life and tractor/trailer interchangeability, air disc brakes, which provide fade resistant braking for demanding applications, and wedge drum brakes, which are lightweight and provide automatic internal wear adjustment.

     Through its 50%-owned joint venture with WABCO Automotive Products ("WABCO"), a wholly-owned subsidiary of American Standard, Inc., the Automotive Business is the leading supplier of anti-lock braking systems ("ABS") and a supplier of other electronic and pneumatic control systems for North American heavy-duty commercial vehicles. In March 1997, the unconsolidated WABCO joint venture announced the launch of its next generation ABS for air braked vehicles which provides advanced control and diagnostics capability, and reduced size and cost. Through the joint venture, the Automotive Business also supplies hydraulic ABS to the North American medium-duty truck market.

     In 1995, the United States Department of Transportation, National Highway Traffic Safety Administration, adopted federal regulations requiring that new heavy-duty and medium-duty vehicles sold in the United States be equipped with ABS. The first phase of this regulation requiring truck-tractors to be ABS equipped became effective in March 1997. ABS also will be required on all trailers, single-unit trucks and buses with air brakes manufactured after March 1, 1998 and on all trucks and buses with hydraulic brakes manufactured after March 1, 1999.

     Trailer Products. The Automotive Business believes it is the world's leading manufacturer of heavy-duty trailer axles, with leadership positions in North America and in Europe, where the Company's ROR(TM) brand name is a recognized leader in trailer axles. The Automotive Business's trailer axles are available in over forty models in capacities from 20,000 to 30,000 pounds for virtually all heavy trailer applications, and are available with the Automotive Business's broad range of brake products, including anti-lock braking systems. In addition to axles, brakes and brake systems, the Automotive Business supplies trailer air suspension products, for which it has strong market positions in Europe and growing market presence in North America.

     Transmissions. The Automotive Business introduced its transmission product line in 1989, enabling it to supply a complete drivetrain system to heavy-duty commercial vehicle manufacturers in North America. The Automotive Business's range of transmission models includes its recently developed Engine Synchro Shift(TM) transmission for heavy-duty trucks that is designed to reduce gear shifting effort for drivers and reduce wear on clutches and other drivetrain components in a cost efficient manner by automatically synchronizing engine speed to road speed shifts without use of the clutch. See "-- Legal Proceedings".

     Clutches, Drivelines and Other Products. The Automotive Business also supplies universal joints and driveline components, as well as clutches, including diaphragm-spring clutches, which together with transmissions are designed to provide low pedal resistance for smooth release and engagement. The Automotive Business believes that its Permalube(TM) universal joint is currently the only permanently lubricated universal joint used in the high mileage on-highway market. The Automotive Business also supplies Tripmaster(R) on-board computers, which provide trip and vehicle diagnostics, to truck OEMs and fleet operators.

     Off-Highway, Specialty and Military Vehicle Products

     Off-Highway Vehicle Products. The Automotive Business supplies heavy-duty axles, brakes and drivelines for use in numerous off-highway vehicle applications, including construction, material handling, agriculture, mining and forestry, in North America, South America, Europe and China. These products are designed to tolerate high tonnages and operate under extreme conditions.

     Specialty Vehicle Products. The Automotive Business supplies axles, brakes and transfer cases for use in buses, coaches and recreational, fire and other specialty vehicles in North America and Europe, and is the leading supplier of bus and coach axles and brakes in North America.

     Military Vehicle Products. The Automotive Business supplies axles, brakes, brake system components including ABS, trailer products, transfer cases and drivelines for use in medium-duty and heavy-duty military tactical wheeled vehicles, principally in North America.

  LIGHT VEHICLE SYSTEMS

     Roof Systems. The Automotive Business is one of the world's leading independent suppliers of sunroofs and roof systems products, including its widely recognized Golde(R) brand sunroofs, for use in passenger cars, light trucks and sport utility vehicles. The Automotive Business's roof system manufacturing facilities in North America, Europe and Asia-Pacific supplied approximately two million sunroofs and sunroof systems in fiscal 1996. The Automotive Business's highly automated Gifhorn, Germany roof system facility is noted in the industry for its advanced just-in-time manufacturing processes which enable it to provide products in less than 2 1/2 hours after a customer order is placed.

     Door Systems. The Automotive Business is the world's leading supplier of manual and power window regulators and a leading supplier of integrated door modules and systems. The Automotive Business manufactures approximately 23 million window regulators annually at plants in North America, South America, Europe and Asia-Pacific to meet the requirements of light vehicle and heavy-duty commercial vehicle manufacturers. The Automotive Business's wide range of power and manual door system products utilize numerous technologies and offer the Automotive Business's own electric motors, which are designed for individual applications and to maximize operating efficiency and reduce noise levels.

     Access Control Systems. The Automotive Business supplies manual and power activated latch systems to light vehicle and heavy-duty commercial vehicle manufacturers, with leadership market positions in Europe and a growing market presence in North America and the Asia-Pacific region. The Automotive Business's access control products include modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. From its access control systems manufacturing facilities in North America, Europe and Asia-Pacific, the Automotive Business manufactures over 18 million latches and 6 million actuators annually.

     Seat Adjusting Systems. The Automotive Business supplies manual and power seat adjusting systems for passenger cars, light trucks and sport utility vehicles, principally in North America. The Automotive Business's seat adjusting system products, first introduced in 1994, feature systems with integrated electronic memory and electric motors manufactured by the Automotive Business which are designed with speed and power capabilities to meet the specific requirements of each vehicle platform.

     Suspension Products. Through its 57%-owned joint venture with Mitsubishi Steel Mfg. Co., the Automotive Business is one of the leading independent suppliers of products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America. The Automotive Business's suspension system products, which are manufactured at three facilities in the United States and Canada, include coil springs, stabilizer bars and torsion bars. This business has experienced significant sales growth over the past five years as light vehicle OEMs have increased their outsourcing of suspension system products and the light vehicle market has grown.

     Steel Wheels. The Automotive Business is a leading supplier of steel wheels to the light vehicle OEM market, principally in North and South America, where the Automotive Business's Fumagalli(TM) brand name is a well-known leader in steel wheels. The Automotive Business's wheel manufacturing facility in Brazil, which has been consistently recognized with numerous supplier quality and performance awards, and its recently established facility in Mexico, combine to produce more than ten million wheels annually.

CUSTOMERS; SALES AND MARKETING

     The Automotive Business has numerous customers worldwide and has developed long-standing business relationships with many of these customers. Customers include, among others, the following:

                                                                           PRODUCTS
                                         ----------------------------------------------------------------------------
                                          TRUCK/                    SPECIALTY                               LIGHT
CUSTOMER                                 TRAILER      OFF-HIGHWAY    VEHICLE   MILITARY   AFTERMARKET      VEHICLE
---------------------------------------- --------     ------------  ---------  ---------  -----------   -------------
BMW A.G.................................                                                                   X
Case Corporation........................                   X                                 X
Chrysler Corporation....................                                                                   X
Fiat S.P.A..............................                                                                   X
Ford Motor Company......................   X                                       X         X             X
Freightliner Corporation (a subsidiary
  of Daimler-Benz A.G.).................   X                          X            X         X             X
General Motors Corporation..............   X                                                 X             X
Gillig Corporation (a subsidiary of
  Herrick-Pacific Corporation)..........                              X                      X
Gradall Industries, Inc.................                   X                                 X
Great Dane Ltd. Partnership.............   X                                                 X
Grove Worldwide Co......................                   X                                 X
Honda Motor Company, Ltd................                                                                   X
Isuzu Motors Ltd........................   X                                                 X             X
Iveco N.V. (a subsidiary of Fiat
  S.P.A.)...............................   X                                                 X
Johnson Controls, Inc...................                                                                   X
Kia Motors Ltd..........................                                                                   X
Lear Corporation........................                                                                   X
Mack Trucks, Inc. (a subsidiary of
  Renault S.A.).........................   X                                                 X             X
Mazda Motor Corporation.................                                                                   X
Mercedes-Benz A.G. (a subsidiary of
  Daimler-Benz A.G.)....................   X                                                               X
Mitsubishi Motors Ltd...................                                                                   X
Montracon Tasker Ltd....................   X                                                 X
Motor Coach Industries, Inc.............                              X                      X
NACCO Materials Handling Group Inc......                   X                                 X
Navistar International Corporation......   X                          X                      X             X
Nissan Motor Company, Ltd...............   X                                                               X
Oshkosh Truck Corporation...............                              X            X         X
Ottawa Truck Inc........................                              X                      X
PACCAR Inc..............................   X                          X                      X
Peugeot S.A.............................                                                                   X
Renault S.A.............................                                                     X             X
Sisu, Inc...............................                              X                      X
Stewart & Stevenson Services, Inc.......                   X                       X         X
Suzuki Motor Corporation................                                                                   X
Terberg Benschop BV.....................                              X                      X
Terex Corporation.......................                   X                                 X
Toyota Motor Corporation................                                                                   X
Volkswagen A.G..........................   X                                                 X             X
Volvo AB................................   X               X                                 X             X
Western Star Trucks Holding Ltd.........                              X                      X             X

     The Automotive Business markets and sells its products principally to OEMs. In North America, the Automotive Business also markets its truck and trailer products directly to dealers, fleets and other end-users, who may designate the components and systems of a particular supplier for installation in the vehicles they purchase from OEMs. Most Automotive Business sales to OEMs, consistent with industry practice, are made through open purchase orders, which do not require the purchase of a minimum number of products and typically may be canceled by the customer on reasonable notice without penalty. The Automotive Business also sells products to certain customers under long-term arrangements that require the Automotive Business to provide annual cost reductions to its customers. See "Special Factors -- Dependence on Large Customers". In addition to sales to the OEM market, the Automotive Business also provides its truck and trailer products and off-highway and specialty products to OEMs, dealers, distributors, fleets and other end-users in the aftermarket.

     During fiscal 1996, Freightliner Corporation and Mercedes-Benz AG (each of which is owned by Daimler-Benz A.G.) together accounted for approximately 11% of total sales of the Automotive Business. In May 1997, Freightliner Corporation entered into a definitive agreement with Ford Motor Company for the purchase of Ford's heavy truck business, also a customer of the Automotive Business. Freightliner, Mercedes and Ford's heavy truck business together accounted for approximately 16% of total fiscal 1996 sales of the Automotive Business. See "Special Factors -- Dependence on Large Customers".

     Except as noted above with respect to the North American market for heavy-duty trucks, the Automotive Business generally competes for new business from OEMs both at the beginning of the development of new vehicle platforms and upon the redesign of existing platforms. New platform development generally begins two to four years prior to start-up of production. Once a supplier has been designated to supply products to a new platform, an OEM will generally continue to purchase those products from the supplier for the life of the platform, which typically lasts four to six years.

COMPETITION

     The Automotive Business operates in a highly competitive environment. Principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. The Automotive Business competes worldwide with a number of United States and international manufacturers that are both larger and smaller than the Automotive Business in terms of resources and market shares. In addition, certain OEMs manufacture for their own use products of the type supplied by the Automotive Business. In North America, the major competitors of HVS are Eaton Corporation and Dana Corporation. LVS has numerous competitors across its various product lines worldwide.

RAW MATERIALS AND SUPPLIES

     The Automotive Business believes it has adequate sources for the supply of raw materials and components for its manufacturing needs with suppliers located around the world. The Automotive Business does, however, concentrate its purchases of certain raw materials and parts over a limited number of suppliers and is dependent upon the ability of its suppliers to meet performance and quality specifications and delivery schedules. Although the Automotive Business historically has not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for its manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have an adverse effect on the Automotive Business.

JOINT VENTURES

     As the automotive industry has become more globalized, joint ventures and other cooperative arrangements have become an important element of the business strategies of the Automotive Business. The Automotive Business currently has interests in 14 joint ventures with operations in the United States, Australia, Brazil, Canada, China, India, Japan, Mexico and Turkey. In accordance with generally accepted accounting principles, operating results of the eight joint ventures more than 50% owned are consolidated in the financial statements of the Automotive Business. Joint ventures of the Automotive Business include its 50%-owned joint venture with WABCO for the manufacture and supply of ABS systems for heavy-duty commercial vehicles and its 57%-owned joint venture with Mitsubishi Steel Mfg. Co. for the manufacture and supply of suspension products for passenger cars, light trucks and sport utility vehicles. See "-- Products -- Heavy Vehicle Systems -- Truck and Trailer Products -- Brakes" and
"-- Products -- Light Vehicle Systems -- Suspension Products".

ACQUISITIONS AND DISPOSITIONS

     The Company intends regularly to consider various strategic and business opportunities, including license agreements, marketing arrangements and acquisitions, and to review the prospects of its existing businesses to determine whether any of them should be modified, sold or otherwise discontinued. See "Special Factors -- Industry Consolidation Trend".

RESEARCH AND DEVELOPMENT

     The Automotive Business has significant research, development, engineering and product design capabilities. See "-- Business Strategies". The Automotive Business spent approximately $57 million, $58 million and $51 million in fiscal 1994, 1995 and 1996, respectively, on research and development. At September 30, 1996, the Automotive Business employed approximately 560 professional engineers and scientists. Rockwell's Science Center also provides assistance to the Automotive Business in the development of various technological and product advancements. See "-- Business Strategies -- Introduce New Products and Technologies".

PATENTS AND TRADEMARKS

     Numerous United States and foreign patents and patent applications are owned or licensed by the Automotive Business in its manufacturing operations and other activities. While in the aggregate the patents and licenses of the Automotive Business are considered important to the operation of its business, management does not consider them of such importance that the loss or termination of any one of them would materially affect the Company.


     Significant trademarks owned by the Automotive Business include Golde(R) (sunroofs), Fumagalli(TM) (wheels) and ROR(TM) (trailer axles). The Company recently introduced its new name and has initiated federal trademark applications seeking federally registered protection of its new name and logo. Under the terms of the Distribution Agreement, the Company may continue to apply the "Rockwell" brand name to its products for a period of ten years after the Distribution.


EMPLOYEES


     As of July 31, 1997, the Automotive Business had approximately 16,800 full-time employees. Approximately 3,200 Automotive Business employees in the United States and Canada are covered by collective bargaining agreements. The Automotive Business believes its relationship with unionized employees is satisfactory. No significant work stoppages have occurred in the past five years.


SEASONALITY; CYCLICALITY

     The Automotive Business may experience seasonal variations in the demand for its products to the extent automotive vehicle production fluctuates. Historically, such demand has been somewhat lower in the Company's first and fourth fiscal quarters (third and fourth calendar quarters) when OEM plants may close during model changeovers and vacation and holiday periods.

     In addition, the industry in which the Automotive Business operates has been characterized historically by periodic fluctuations in overall demand for trucks, passenger cars and other vehicles for which the Automotive Business supplies products, resulting in corresponding fluctuations in demand for products of the Automotive Business. Cycles in the major automotive industry markets of North America and Europe are not necessarily concurrent or related.

     The following table sets forth vehicle production in principal markets served by the Automotive Business for the last five fiscal years:

                                                       FISCAL YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------------
                                                 1992      1993      1994      1995     1996
                                                ------    ------    ------    ------   ------
Heavy Vehicles (In thousands):
     North America, Heavy-Duty Trucks.........     128       179       214       248      204
     North America, Medium-Duty Trucks........     102       109       125       147      126
     North America, Trailers..................     180       211       270       327      266
     Europe, Trailers.........................      89        79        75        95       94
Light Vehicles (In millions):
     North America............................    12.8      13.0      14.6      15.1     15.1
     Europe...................................    14.1      11.5      12.1      12.9     13.0
     Asia-Pacific (calendar year data)........    16.1      15.5      15.6      15.6     16.8

---------------
Source: Automotive industry publications and management estimates.

PROPERTIES

     The Automotive Business operates 46 manufacturing facilities throughout the United States and in Europe, Brazil, Canada, Mexico, Australia and the Far East. It also has 19 engineering facilities, sales offices, warehouses and service centers. These facilities have aggregate floor space of approximately 11 million square feet, substantially all of which is in use. Of this floor space, approximately 92% is owned and approximately 8% is leased. There are no major encumbrances (other than financing arrangements which in the aggregate are not material) on any of the Automotive Business's plants or equipment. In the opinion of management, the Automotive Business's properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels. A summary of floor space of these facilities at September 30, 1996 is as follows:


                                                          OWNED      LEASED
                         LOCATION                       FACILITIES  FACILITIES    TOTAL
    --------------------------------------------------- ----------  ----------  ---------
                                                          (IN THOUSANDS OF SQUARE FEET)
    United States......................................    4,421       251         4,672
    Canada.............................................      661        38           699
    Europe.............................................    3,123       244         3,367
    Asia-Pacific.......................................      322       392           714
    Latin America......................................    1,413        --         1,413
                                                           -----       ---        ------
              Total....................................    9,940       925        10,865
                                                           =====       ===        ======


ENVIRONMENTAL MATTERS

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the Automotive Business. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Automotive Business's liquidity and capital resources, competitive position or financial statements.

     Management believes that the Company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position, or financial statements. Management cannot assess the possible effect of compliance with future requirements.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters".

LEGAL PROCEEDINGS


     On July 17, 1997 Eaton Corporation filed suit against Rockwell in the U.S. District Court in Wilmington, Delaware asserting infringement of Eaton's U.S. Patent No. 4850236, which covers certain aspects of heavy-duty truck transmissions, by the Automotive Business's Engine Synchro Shift(TM) transmission for heavy-duty trucks. Eaton seeks preliminary and permanent injunctions and unspecified damages. Based on advice of Rockwell's Chief Intellectual Property Counsel and outside patent counsel, management believes the Automotive Business's truck transmissions do not infringe Eaton's patent. The Automotive Business intends to defend the suit vigorously.


     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Rockwell or the Company or their respective subsidiaries relating to the conduct of the Automotive Business, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters.


     Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted and the advice of internal and outside counsel, management believes the disposition of such matters will not have a material adverse effect on the financial statements of the Automotive Business.


     Pursuant to the terms of the Distribution Agreement, if the Distribution is consummated the Company will assume responsibility for all litigation (including environmental proceedings) against Rockwell or its subsidiaries in respect of the Automotive Business.

                         UNAUDITED PRO FORMA CONDENSED
                      FINANCIAL STATEMENTS OF THE COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF THE COMPANY

     The unaudited pro forma condensed combined balance sheet of the Company has been derived from the unaudited historical balance sheet of the Automotive Business and has been prepared assuming the Distribution occurred on June 30, 1997.

     The unaudited pro forma condensed combined balance sheet should be read in conjunction with the historical financial statements of the Automotive Business and the notes thereto for the three years in the period ended September 30, 1996 and for the nine months ended June 30, 1997 included elsewhere herein. The unaudited pro forma condensed combined balance sheet is not necessarily indicative of the financial position of the Company had the Distribution occurred on June 30, 1997.


                                                                       JUNE 30, 1997
                                                             ----------------------------------
                                                             AUTOMOTIVE
                                                              BUSINESS   PRO FORMA    COMPANY
                                                             HISTORICAL  ADJUSTMENTS PRO FORMA
                                                             ----------  ----------  ----------
                                                                       (IN MILLIONS)
                                            ASSETS
Cash........................................................   $   68      $   60(1)   $  128
Receivables.................................................      564                     564
Inventories.................................................      302                     302
Other current assets........................................      140           5(2)      145
                                                               ------      ------      ------
          Total current assets..............................    1,074          65       1,139
                                                               ------      ------      ------
Property, net...............................................      611                     611
Other assets................................................      212                     212
                                                               ------      ------      ------
          Total assets......................................   $1,897      $   65      $1,962
                                                               ======      ======      ======

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt.............................................   $   23      $           $   23
Canadian income taxes payable...............................       --          60(1)       60
Accounts payable and accrued liabilities....................      771          19(2)      790
                                                               ------      ------      ------
          Total current liabilities.........................      794          79         873
                                                               ------      ------      ------
Long-term debt..............................................       21         445(3)      466
Accrued retirement benefits.................................      392                     392
Other liabilities...........................................       23                      23
Minority interests..........................................       36                      36
Stockholders' equity:
Rockwell's net investment...................................      693        (693)(4)       --
Common stock................................................       --          70(4)       70
Additional paid-in capital..................................       --         623(4)      164
                                                                             (445)(3)
                                                                              (14)(2)
Retained earnings...........................................       --                      --
Currency translation........................................      (62)                    (62)
                                                               ------      ------      ------
          Total stockholders' equity........................      631        (459)        172
                                                               ------      ------      ------
               Total liabilities and stockholders' equity...   $1,897      $   65      $1,962
                                                               ======      ======      ======


---------------
(1) The Automotive Business will incur approximately $60 million in Canadian income taxes in connection with the transfer of assets in Canada prior to the Distribution and Rockwell will provide cash to fund the tax payment.

(2) In the fourth quarter ending September 30, 1997, the Automotive Business will record a restructuring charge of approximately $19 million before tax ($14 million after tax) related to staff reductions and plant and product line consolidations. These actions are expected to result in reduced expenses of approximately $10 million (after tax) in fiscal 1998.


(3) Long-term debt incurred to finance the Pre-Distribution Payment to be made by the Company to Rockwell.


(4) To reflect the Distribution as a reduction in Rockwell's net investment and the issuance of an estimated 70 million shares of Company Common Stock, par value $1 per share. This is based on the number of shares of Rockwell Common Stock outstanding on June 30, 1997 of approximately 210 million shares and the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME OF THE COMPANY

     The unaudited pro forma condensed combined statements of income of the Company have been derived from the historical statements of income of the Automotive Business and have been prepared assuming the Distribution occurred on October 1, 1995.

     The unaudited pro forma condensed combined statements of income should be read in conjunction with the historical financial statements of the Automotive Business and notes thereto for the three years in the period ended September 30, 1996 and for the nine month periods ended June 30, 1996 and 1997 included elsewhere herein. The unaudited pro forma condensed combined statements of income are not necessarily indicative of the financial results of the Company had the Distribution occurred on October 1, 1995.

                                                          FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                                         --------------------------------------
                                                         AUTOMOTIVE
                                                          BUSINESS     PRO FORMA      COMPANY
                                                         HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                         ----------    ----------    ----------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Sales...................................................   $3,144        $             $3,144
Cost of sales...........................................    2,747                       2,747
                                                           ------        ------        ------
     Gross margin.......................................      397                         397
Selling, general and administrative.....................      215           (10)(1)       205
Restructuring...........................................       36                          36
                                                           ------        ------        ------
     Operating earnings.................................      146            10           156
Other income - net......................................       46                          46
Interest expense........................................      (10)          (27)(2)       (37)
                                                           ------        ------        ------
Income before income taxes..............................      182           (17)          165
Provision for income taxes..............................       68            (5)(3)        63
                                                           ------        ------        ------
     Net income.........................................   $  114        $  (12)       $  102
                                                           ======        ======        ======
Earnings per share......................................                               $ 1.41(4)
                                                                                       ======
Average outstanding shares..............................                                 72.5(4)
                                                                                       ======

                                                            NINE MONTHS ENDED JUNE 30, 1997
                                                         --------------------------------------
                                                         AUTOMOTIVE
                                                          BUSINESS     PRO FORMA      COMPANY
                                                         HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                         ----------    ----------    ----------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Sales...................................................   $2,467        $             $2,467
Cost of sales...........................................    2,135                       2,135
                                                           ------        ------        ------
     Gross margin.......................................      332                         332
Selling, general and administrative.....................      168            (8)(1)       160
                                                           ------        ------        ------
     Operating earnings.................................      164             8           172
Other income - net......................................       10                          10
Interest expense........................................       (6)          (20)(2)       (26)
                                                           ------        ------        ------
Income before income taxes..............................      168           (12)          156
Provision for income taxes..............................       68            (5)(3)        63
                                                           ------        ------        ------
     Net income.........................................   $  100        $   (7)       $   93
                                                           ======        ======        ======
Earnings per share......................................                               $ 1.29(4)
                                                                                       ======
Average outstanding shares..............................                                 71.9(4)
                                                                                       ======

---------------
(1) To reflect the reduction of corporate costs from those allocated to the Automotive Business by Rockwell to management's estimate of costs that would have been incurred on a stand-alone basis.
(2) Interest expense at 6.0% for both the year ended September 30, 1996 and the nine months ended June 30, 1997 related to the debt to be incurred by the Company in connection with the Pre-Distribution Payment to Rockwell. The interest rate represents the Company's estimated cost of borrowing for the periods presented.
(3) Income tax effect of adjustments (1) and (2).
(4) Earnings per share and average outstanding shares are based on the post-Distribution capital structure of the Company. These amounts are based on average outstanding shares of Rockwell Common Stock of 215.7 million for the nine months ended June 30, 1997 and 217.6 million for the year ended September 30, 1996 and the distribution ratio of one share of Company Common Stock for every three shares of Rockwell Common Stock outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND OUTLOOK

     The Automotive Business is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles, with sales of over $3.1 billion in fiscal 1996. Operating earnings of the Automotive Business in fiscal 1996 (after restructuring charges of $36 million) grew to $146 million from $91 million in 1994. The Automotive Business serves a broad range of OEM customers worldwide, including truck OEMs, light vehicle OEMs, semi-trailer producers and off-highway and specialty vehicle manufacturers. In fiscal 1996, Automotive Business sales were in the following geographic regions:
North America, 56%; Europe, 35%; South America, 6%; and Asia-Pacific, 3%.

     The Company believes the Credit Facility (described below) and cash flows provided by operations will provide an adequate source of funds and liquidity to support the future cash requirements of the Automotive Business, including the payment of dividends initially expected to be approximately $29.4 million per year or 42 cents per share.


     The Automotive Business has initiated ongoing programs to improve product quality and customer service, rationalize production, reduce costs and focus on its core strengths and product lines. These programs have included investments to improve operational efficiencies, realignment of the worldwide manufacturing function to improve asset utilization, introduction of new products and expansion into new markets. In addition, in fiscal 1996 the Automotive Business recorded restructuring charges of $36 million related to plant consolidations and costs associated with staff reductions and outsourcing actions. Management believes that these efforts have benefited financial performance over the past three fiscal years. In the fourth quarter of fiscal 1997, the Automotive Business will record a restructuring charge of approximately $19 million before tax ($14 million after tax) related to staff reductions and plant and product line consolidations. These actions are expected to result in reduced expenses of approximately $10 million (after tax) in fiscal 1998.


     Management of the Company has established long-term financial goals, which include 8% average annual sales growth, 15% average annual earnings per share growth and long-term debt to capitalization of 45%, with a strong emphasis on cash management. These goals have been recently established by management of the Company on the basis of the Company operating as an independent public company after the Distribution. The long-term average annual goals have been established with the recognition that the industry in which the Automotive Business operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the Automotive Business supplies products, resulting in corresponding fluctuations in demand for products of the Automotive Business. Accordingly, the Company will measure its performance against these goals over a multi-year period.

FINANCIAL CONDITION

     Cash provided by operating activities was $99 million in the first nine months of fiscal 1997, which was lower than the $110 million provided by operating activities in the comparable period of fiscal 1996, primarily due to the funding of the 1996 restructuring costs and lower funds provided by the factoring of trade accounts receivable in France. Asset and liability changes included a $98 million increase in receivables at June 30, 1997 and a $50 million increase at June 30, 1996, which relate principally to higher sales volume during the third quarters of each fiscal year as compared to the fourth quarters of the preceding fiscal years, due to the seasonality of sales. Accounts payable increased by $39 million at June 30, 1997 primarily as a result of the higher sales and inventory activity during the third quarter.

     Cash provided by operating activities was $197 million in fiscal 1996, $203 million in fiscal 1995 and $156 million in fiscal 1994. Sales growth, primarily related to LVS products for fiscal 1994 through fiscal 1996 and in HVS products for fiscal 1993 through fiscal 1995, resulted in an increase in receivables and payables at the end of each fiscal year.

     These cash flows have allowed the Automotive Business to fund capital expenditures of $59 million for the first nine months of fiscal 1997, $144 million for fiscal 1996, $119 million for fiscal 1995 and $102 million for fiscal 1994. Capital expenditures included equipment to support new product introductions (roof systems, door systems, seat adjusting systems and the Permalube(TM) driveline products), capacity expansion (wheels and electric motors) and new production processes. Capital expenditures for the fiscal year ending September 30, 1997 are expected to total approximately $115 million. In fiscal 1996, the $101 million of net cash used for investing activities included, in addition to capital expenditures of $144 million, proceeds of $58 million from the disposition of property and businesses, primarily due to the sale of Brazilian assets, and $15 million used for investments in joint ventures. In fiscal 1995, the $127 million of net cash used for investing activities included $19 million in cash used for acquisitions and investments, relating primarily to the Automotive Business's acquisition of a window regulator business.

     Net cash used for financing activities was $84 million in fiscal 1996, $80 million in 1995, and $41 million in fiscal 1994. The financing activities were due primarily to cash distributions to Rockwell.

     The Automotive Business has retirement medical and pension plans which cover most of its United States and certain non-United States employees (see Notes 10 and 11 to Notes to Combined Financial Statements). Retirement medical plan cash payments aggregated $35 million in 1996 and are expected to approximate this amount in 1997 and 1998. The Automotive Business, as a participant in Rockwell pension plans, made, and expects to make, pension plan contributions of approximately $2 million in each of 1996 and 1997. As an independent company, the Automotive Business will establish a U.S. pension plan, and will continue existing non-U.S. pension plans. Management expects pension plan contributions in 1998 to approximate $25 million.

     In May 1997, the Automotive Business began the initial steps to secure financing on a stand-alone basis in order to operate as an independent company and to make the Pre-Distribution Payment of approximately $445 million to Rockwell. Prior to the Distribution, the Automotive Business will enter into the $1 billion five-year unsecured revolving Credit Facility with a group of banks. The initial interest rate on borrowings under the Credit Facility is expected to be based on the Automotive Business's ratio of Debt to EBITDA (such ratio and terms to be defined in the definitive credit agreement for the Credit Facility) (the "Financial Ratio"), or based on the credit ratings the Automotive Business receives from rating agencies when such ratings are received (the "Ratings Grid"). Based on the Company's anticipated Financial Ratio, the initial aggregate interest rate (including a facility fee of 10 basis points) on borrowings under the Credit Facility is expected to be 30 basis points above LIBOR, which is consistent with BBB and Baa2 ratings under the Ratings Grid. At June 30, 1997, the interest rate based on the Company's anticipated Financial Ratio and three-month LIBOR would have been approximately 6.0 percent. Pro forma long-term debt to total capitalization would have been 68 percent at June 30, 1997 with pro forma pre-tax interest coverage of 7.3x for the nine months ended June 30, 1997.

RESULTS OF OPERATIONS

     The following represents the sales and operating earnings of the Automotive Business for the years ended September 30, 1994, 1995 and 1996 and for the nine months ended June 30, 1996 and 1997, and pro forma for the year ended September 30, 1996 (dollars in millions):



                                                                                          PRO FORMA
                                                                 NINE MONTHS ENDED        YEAR ENDED
                                YEAR ENDED SEPTEMBER 30,             JUNE 30,           SEPTEMBER 30,
                               --------------------------       -------------------   ------------------
                                1994      1995      1996         1996         1997           1996
                               ------    ------    ------       ------       ------         ------
Sales:
  Heavy Vehicle Systems....... $1,753    $1,937    $1,827       $1,390       $1,419         $1,827
  Light Vehicle Systems.......    900     1,188     1,317        1,007        1,048          1,317
                               ------    ------    ------       ------       ------         ------
Total sales................... $2,653    $3,125    $3,144       $2,397       $2,467         $3,144
                               ======    ======    ======       ======       ======         ======
Gross margin.................. $  282    $  381    $  397       $  299       $  332         $  397
                               ======    ======    ======       ======       ======         ======
Operating earnings............ $   91    $  178    $  146(1)    $  135(1)    $  164         $  156(1)
Other income-net..............      9        18        46           21           10             46
Interest expense..............    (12)      (11)      (10)          (8)          (6)           (37)
Provision for income taxes....    (37)      (62)      (68)         (54)         (68)           (63)
                               ------    ------    ------       ------       ------         ------
Net income.................... $   51    $  123    $  114       $   94       $  100         $  102
                               ======    ======    ======       ======       ======         ======
Operating earnings as % of
  sales.......................    3.4%      5.7%      4.6%(1)      5.6%(1)      6.6%           5.0%(1)




---------------
(1) Operating earnings for fiscal year 1996 and the nine months ended June 30, 1996 includes restructuring charges of $36 million and $6 million, respectively.

  NINE MONTHS ENDED JUNE 30, 1997 COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

     Sales for the first nine months of fiscal 1997 increased $70 million, or three percent, over the first nine months of fiscal 1996. HVS sales increased $29 million, primarily due to an increase in aftermarket sales, which resulted from the introduction of new products. An increase in vehicle production in North America also contributed to increased HVS sales, more than offsetting a decrease in HVS European sales as vehicle production in Europe declined. LVS sales increased $41 million due to strong demand for LVS products in North America, resulting in part from increased vehicle production in North America.

     Gross margin for the first nine months of fiscal 1997 improved by $33 million, or 11 percent, and operating earnings increased $29 million, or 21 percent, from the comparable 1996 period. These improvements were in part a result of higher sales of higher margin aftermarket products, continued improvement in production processes, and the $6 million restructuring charge recorded during the third quarter of fiscal 1996. These benefits more than offset investments in new product development, continuing launch costs for seat adjusting systems and higher engineering costs.

     Other income decreased by $11 million for the first nine months of fiscal 1997 as compared to the first nine months of fiscal 1996, primarily due to a $14 million gain on the sale of Brazilian assets in fiscal 1996.

  1996 COMPARED TO 1995

     Sales for fiscal 1996 were slightly higher than fiscal 1995 principally due to an 11 percent sales increase in LVS products, which offset a 6 percent decrease in HVS product sales. The increased sales of LVS products resulted primarily from the expansion of the Automotive Business's customer base in the light truck and sport utility vehicle markets in North America. This expansion was fueled by product placement on new vehicle platforms, a strong vehicle market and new product introductions.

     The decrease in sales of HVS products was due to lower vehicle production levels, principally in the North and South American markets. North American heavy truck and trailer production decreased approximately 18 percent from the high levels achieved in 1995. The Brazilian medium-duty and heavy-duty vehicle markets experienced a 38 percent decline due to depressed economic conditions.

     Gross margin for the 1996 period improved $16 million, or 4 percent, in comparison to the 1995 period as a result of continued product cost reductions. Operating earnings for 1996 decreased by 18 percent after restructuring charges of $36 million, referred to above. The $36 million restructuring charges related to rationalizing manufacturing processes at several locations, mostly outside the United States. The restructuring charges include severance and other employee costs of $22 million, asset impairments of $8 million, and other costs of $6 million. Such restructuring charges are expected to result in reduced expenses of approximately $10 million (after tax) in fiscal 1997. Operating earnings before the restructuring charges increased $4 million, or 2 percent, from 1995, principally due to continued product cost reductions which were offset by launch costs related to the introduction of door systems and seat adjusting systems products in the North American market and an increase in selling, general and administrative expenses. Selling, general and administrative expenses in fiscal 1996 increased $12 million, or 6 percent, over fiscal 1995, primarily due to higher marketing costs and increased reserves for uncollectible receivables. The increased reserves for uncollectible receivables were established for certain trailer OEM customers, due to the downturn in the trailer industry and such customers' financial condition.

     Other income in 1996 increased by $28 million as compared to 1995 primarily due to a $14 million gain on the sale of Brazilian assets and $15 million of proceeds from the settlement of certain environmental insurance claims arising in years prior to 1986.

     On a pro forma basis, operating earnings for fiscal year 1996 would have been $10 million higher than actual 1996 results, due to a reduction in corporate costs from those allocated by Rockwell to management's estimate of stand-alone corporate costs. Pro forma interest expense for 1996 would have been $27 million higher than actual 1996 interest expense, due to additional interest expense of approximately 6.0% on assumed borrowings of $445 million related to the Pre-Distribution Payment to Rockwell.

  1995 COMPARED TO 1994

     Sales for fiscal 1995 increased $472 million, or 18 percent, over fiscal 1994, as both HVS and LVS experienced improved markets and benefited from new product introductions.

     LVS product sales increased 32 percent compared to fiscal 1994 principally due to the introduction of new roof and door systems products which contributed to higher sales in Europe. Sales in the North American market also improved due to new product introductions and growth in the light truck market. In addition, the acquisition of the window regulator business of Dura Automotive Systems, Inc. contributed to these sales increases.

     HVS product sales improved 11 percent over 1994 as worldwide vehicle production levels increased. Heavy truck and trailer production in North America in fiscal 1995 expanded by 16 percent and 21 percent, respectively, over 1994 levels. These increased levels more than offset a $62 million decline in military product sales.

     Gross margin increased $99 million, or 35 percent, and operating earnings increased $87 million, or 96 percent, for fiscal 1995 over the comparable 1994 period. These improvements were the result of higher sales, improved operating performance and lower product warranty costs for transmissions in 1995. Operating earnings and gross margin in 1994 were depressed by $38 million of higher product warranty provisions due to higher than anticipated costs related to extended warranty programs as well as a non-recurring charge to recognize the cost of inspections and potential field modifications of certain transmission products. Cost reduction efforts initiated by the Automotive Business and improved plant utilization also improved 1995 results.

INCOME TAXES

     The Automotive Business's effective income tax rate in 1996 was 37.6 percent compared to 33.4 percent in 1995 and 41.5 percent in 1994. The lower tax rate in 1995 was due principally to the realization of foreign net operating loss carryforwards combined with relatively higher levels of U.S. taxable income related to improved sales in the North American truck markets. The higher tax rate in 1994 was due to losses at certain non-U.S. subsidiaries for which no tax benefits were recorded.

     At September 30, 1996, the Automotive Business had unrecognized tax benefits from foreign net operating loss carryforwards of approximately $15 million, which generally expire between 1997 and 2001 and are available to reduce future income taxes of the Company.

ENVIRONMENTAL MATTERS

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the Automotive Business. Compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Automotive Business's liquidity and capital resources, competitive position or financial statements. The Company will assume all liabilities in respect of environmental matters related to current and former operations of the Automotive Business.

     The Automotive Business has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the Automotive Business's records disclose no involvement or as to which the Automotive Business's potential liability has been fully determined. Management estimates the total reasonably possible costs the Automotive Business could incur for the remediation of Superfund sites at September 30, 1996 to be about $22 million, of which $13 million has been accrued.

     Various other lawsuits, claims, and proceedings have been asserted against the Automotive Business alleging violation of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the Automotive Business could incur at September 30, 1996 to be about $36 million. The Automotive Business has recorded environmental accruals for these matters of $11 million.

     At September 30, 1996, the Automotive Business had no receivables recorded from third parties related to environmental matters.


     Management estimates the total reasonably possible costs that could be incurred by the Automotive Business based on, among other factors, the professional judgment of the Automotive Business's environmental engineers, in consultation with internal environmental counsel, as well as outside environmental specialists and counsel, when necessary. Based on its assessment, management believes that the Automotive Business's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.


INTERNATIONAL OPERATIONS

     Nearly one-half of the Automotive Business's total assets and sales for the year ended September 30, 1996 were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy. Management expects that the long-term debt necessary to finance the Pre-Distribution Payment to Rockwell will be incurred primarily in the United States, Canada, France, Germany and the United Kingdom. Management believes that international operations have significantly benefited financial performance of the Automotive Business.

     The Company's international operations are subject to a number of risks inherent in operating abroad, including risks with respect to currency exchange rate fluctuations. See "Special Factors -- International Operations". The Company enters into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. The Company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The Company has not entered into foreign currency forward exchange contracts for other purposes, and the Company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

CAUTIONARY STATEMENT

     This Information Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements". Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market conditions, including but not limited to the demand for commercial, specialty and light vehicles for which the Automotive Business supplies products; risks inherent in operating abroad; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the Company, its customers and suppliers; and competitive product and pricing pressures, as well as other risks and uncertainties, including but not limited to those set forth under "Special Factors" and those detailed from time to time in the filings of the Company with the Commission.

                           MANAGEMENT OF THE COMPANY

DIRECTORS OF THE COMPANY


     Immediately after the Distribution Date, the Board of Directors of the Company is expected to consist of the individuals named below. The Company Certificate provides that the Company will have three classes of directors, the initial terms of office of which will expire, respectively, at the annual meetings of stockholders in 1998, 1999 and 2000. Successors to any directors whose terms are expiring are elected to three-year terms and hold office until their successors are elected and qualified. Also set forth below with respect to each director is the class of which such director will be a member. Unless otherwise indicated, (i) the business address for each person listed below is Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan 48084-7186 and
(ii) each individual listed below is a citizen of the United States. See "Description of Company Capital Stock -- Certain Provisions in the Company Certificate and Company By-Laws".


  CLASS I DIRECTORS

     Class I Directors will serve until the 1998 Annual Meeting of Stockholders of the Company and until their respective successors are elected and qualified.

     LARRY D. YOST -- Mr. Yost, age 59, will serve as Chairman of the Board and Chief Executive Officer of the Company. Mr. Yost joined Allen-Bradley Company, Inc. (automation), a subsidiary of Rockwell, as a manager in 1971 and, after serving in a number of increasingly responsible management positions, served as Senior Vice President of Allen-Bradley from July 1992 until November 1994. He served as President, Heavy Vehicle Systems of Rockwell from November 1994 until March 1997 and has been Senior Vice President and President, Automotive and Acting President, Heavy Vehicle Systems of Rockwell since March 1997. Mr. Yost is a director of Kennametal Inc. and the GMI Engineering and Management Institute.

     CHARLES H. HARFF -- Mr. Harff, age 67, is a consultant to Rockwell. From November 1994 to February 1996, Mr. Harff served as Senior Vice President and Special Counsel of Rockwell. From March 1984, when he joined Rockwell, until November 1994, Mr. Harff served as Senior Vice President, General Counsel and Secretary of Rockwell. He is a Director of the Fulbright Association, the Christian A. Johnson Endeavor Foundation and several civic organizations.

  CLASS II DIRECTORS

     Class II Directors will serve until the 1999 Annual Meeting of Stockholders of the Company and until their respective successors are elected and qualified.


     HAROLD A. POLING -- Mr. Poling, age 71, is an investor in Metapoint Partners, an investment partnership, and retired as Chairman of the Board and Chief Executive Officer of Ford Motor Company (automotive manufacturer) in January 1994. He joined Ford in 1951 and served in a number of senior management positions prior to becoming President (in 1975) and Chairman (in 1977) of Ford in Europe. Mr. Poling became President and Chief Operating Officer of Ford in February 1985 and served as Chairman of the Board from March 1990 to January 1994. He is a director of Flint Ink Corporation, Karrington Health, Inc., Kellogg Company, LTV Corporation and Shell Oil Company. He is also a director, trustee or member of a number of business, educational and civic organizations.



     MARTIN D. WALKER -- Mr. Walker, age 65, retired as Chairman of the Board of M.A. Hanna Company (specialty chemicals, plastics and rubber products) in June 1997. He joined Hanna in 1986 as Chairman of the Board and Chief Executive Officer and served as Chief Executive Officer until December 1996. In 1972, Mr. Walker joined Rockwell as a vice president and, after serving in a number of increasingly responsible management positions, served as Senior Vice President and President, Automotive of Rockwell from 1978 until 1982, as Executive Vice President of Rockwell from 1982 until 1986 and as a director of Rockwell from 1979 until 1986. He is a director of Comerica, Inc., Goodyear Tire and Rubber Co., M.A. Hanna Company, Lexmark International Group, Reynolds & Reynolds Co., Textron Inc. and The Timken Company. He is also a director, trustee or member of a number of business, educational and civic organizations.


  CLASS III DIRECTORS

     Class III Directors will serve until the 2000 Annual Meeting of Stockholders of the Company and until their respective successors are elected and qualified.

     JOSEPH B. ANDERSON, JR. -- Mr. Anderson, age 54, is Chairman of the Board and Chief Executive Officer of Chivas Products, Ltd. (automotive component supplier). He has held that position since October 1994. From December 1992 to October 1994, Mr. Anderson was President and Chief Executive Officer of Composite Energy Management Systems, Incorporated (automotive component supplier). Mr. Anderson served in a variety of positions, primarily in manufacturing, with General Motors Corporation (automotive manufacturer) from 1979 until December 1992. He also served as an assistant to the U.S. Secretary of Commerce from 1977 to 1979. Mr. Anderson is a director of the GMI Engineering and Management Institute and Quaker Chemical Corporation. He is also a director, trustee or member of a number of business, educational and civic organizations.


     DONALD R. BEALL -- Mr. Beall, age 58, is Chairman of the Board and Chief Executive Officer of Rockwell, has been a director of Rockwell since 1978 and was elected to his present position at Rockwell in February 1988 after serving nine years as President and Chief Operating Officer. Mr. Beall joined Rockwell in 1968 and served in a number of senior management positions prior to becoming Executive Vice President in September 1977 and President in February 1979. Mr. Beall will step down as Chief Executive Officer of Rockwell on September 30, 1997 and as Chairman of the Board of Rockwell in February 1998, but will continue as a director of Rockwell and is expected to be named chairman of the Executive Committee of Rockwell in February 1998. Mr. Beall is a director of Amoco Corporation, The Procter & Gamble Company and The Times Mirror Company. He is a trustee of the California Institute of Technology and a member of the University of California -- Irvine Board of Overseers and the Board of Visitors of its Graduate School of Management as well as The Business Council, The Business Roundtable, the Chief Executives' Organization and the Council on Competitiveness. He is also a director, trustee or member of a number of other professional and civic organizations.

     JOHN J. CREEDON -- Mr. Creedon, age 73, is a consultant and director of certain corporations and retired President and Chief Executive Officer of Metropolitan Life Insurance Company. He joined Metropolitan Life in 1942 and was appointed Senior Vice President and General Counsel in 1973. He became an Executive Vice President in 1976, President and a director in 1980, served as Chief Executive Officer from 1983 through August 1989, and then as Chairman of the Executive Committee until April 1991. He is a director of Corporate Partners and Union Carbide Corporation and serves as a consultant to Rockwell pursuant to a retirement arrangement for former directors. He is also a director, trustee or member of a number of business, educational and civic organizations.

COMMITTEES OF THE BOARD OF DIRECTORS

     The standing committees of the Board of Directors of the Company will include an Audit Committee, a Compensation and Management Development Committee, a Board Composition Committee and an Environmental and Social Responsibility Committee, each of which will be comprised of non-employee directors. The functions of each of these four committees are described below.

     The Audit Committee will review the scope and effectiveness of audits of the Company by the Company's independent public accountants and internal auditors; select and recommend to the Board of Directors the employment of independent public accountants for the Company, subject to approval of the stockholders; review the audit plans of the Company's independent public accountants and internal auditors; review and approve the fees charged by the independent public accountants; review the Company's annual financial statements before their release; review the adequacy of the Company's system of internal controls and recommendations of the independent public accountants with respect thereto; review and act on comments and suggestions by the independent public accountants and by the internal auditors with respect to their audit activities; and monitor compliance by the employees of the Company with the Company's standards of business conduct policies.

     The principal functions of the Compensation and Management Development Committee (the "Compensation Committee") will be to evaluate the performance of the Company's senior executives and plans for management succession and development, to consider the design and competitiveness of the Company's compensation plans, to review and approve senior executive compensation and to administer the Company's incentive, deferred compensation, stock option and long-term incentives plans pursuant to the terms of the respective plans. The members of the Compensation Committee will be ineligible to participate in any of the plans or programs which are administered by the Committee except the Directors Plan (as defined below).

     The principal functions of the Board Composition Committee will be to consider and recommend to the Board qualified candidates for election as directors of the Company and periodically to prepare and submit to the Board for adoption the Committee's selection criteria for director nominees. The Committee will also periodically assess the performance of the Board of Directors and report thereon to the Board. Stockholders of the Company may recommend candidates for consideration by the Committee by writing to the Secretary of the Company within certain specified time periods, giving the candidate's name, biographical data and qualifications. See "Description of Company Capital
Stock -- Certain Provisions in the Company Certificate and Company By-Laws". Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director.

     The Environmental and Social Responsibility Committee will review and assess the Company's policies and practices in the following areas: employee relations, with emphasis on equal employment opportunity and advancement; the protection and enhancement of the environment and energy resources; product integrity and safety; employee health and safety; and community and civic relations including programs for and contributions to health, educational, cultural and other social institutions.

COMPENSATION OF DIRECTORS

     Non-employee directors of the Company will receive a retainer at the rate of $35,000 per year for Board service. Pursuant to the Directors Plan, each non-employee director will receive a grant of 500 shares of Company Common Stock immediately following the Distribution and thereafter will receive a grant of 1,000 shares of Company Common Stock immediately after each Annual Meeting of Stockholders of the Company. In addition, pursuant to the Directors Plan, each non-employee director will be granted an option to purchase, at the closing price of the Company Common Stock on the NYSE Composite Transactions reporting system on the date of grant, 1,500 shares of Company Common Stock effective concurrently with the first grant of options under the 1997 LTIP (as defined below) after the Distribution Date and thereafter will be granted an option for 3,000 shares of Company Common Stock immediately after each Annual Meeting of Stockholders of the Company (in each case, subject to approval of the Directors Plan at the 1998 Annual Meeting of Stockholders of the Company). Under the terms of the Company's directors' deferred compensation plan, a director may elect to defer all or part of the cash payment of retainer fees until such time as shall be specified, with interest on deferred amounts accruing quarterly at 120% of the Federal long-term rate set each month by the Secretary of the Treasury. Each director shall also have the option each year to determine whether to defer all the annual grant of shares and all or any portion of the cash retainers by electing to receive restricted shares valued at the closing price of the Company Common Stock on the NYSE Composite Transactions reporting system on the date of the annual grant and the date each retainer payment would otherwise be made in cash. See "-- Benefit Plans Following the Distribution -- Directors Stock Plan".

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the name, age, position and office to be held with the Company and principal occupations and employment during the past five years of those individuals who are expected to serve as executive officers of the Company immediately following the Distribution. Those individuals named below who are currently officers or employees of Rockwell will resign from all such positions prior to the Distribution. Executive officers of the Company will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.


         NAME, OFFICE AND POSITION, AND PRINCIPAL OCCUPATIONS AND EMPLOYMENT            AGE
--------------------------------------------------------------------------------------  ---
LARRY D. YOST -- Chairman of the Board and Chief Executive Officer. Senior Vice
  President, President, Automotive and Acting President, Heavy Vehicle Systems of
  Rockwell since March 1997; President, Heavy Vehicle Systems of Rockwell from
  November 1994 to March 1997; Senior Vice President, Operations of Allen-Bradley
  Company, Inc. (automation), a subsidiary of Rockwell, prior thereto.................  59
ROBERT A. CALDER -- Senior Vice President and President, Light Vehicle Systems.
  President, Light Vehicle Systems of Rockwell since November 1994; Executive Vice
  President, Automotive Body and Chassis Systems of Rockwell from November 1992 to
  November 1994; Vice President and General Manager, Automotive Body Systems of
  Rockwell prior thereto..............................................................  61
GARY L. COLLINS -- Senior Vice President, Human Resources. Vice President -- Human
  Resources and Government Relations, Automotive of Rockwell since September 1991.....  51
DAVID W. GREENFIELD -- Senior Vice President, General Counsel and Secretary. Associate
  General Counsel of Rockwell since July 1995; Assistant General Counsel of Rockwell prior thereto.......................................................................  47
THOMAS J. JOYCE -- Vice President and Treasurer. Vice President, Investor and
  Community Relations of Rockwell since May 1989......................................  50
SUSAN P. KAMPE -- Senior Vice President and Chief Information Officer. Vice President
  -- Information Technology, Heavy Vehicle Systems of Rockwell since August 1996;
  Director of Global Information Systems and Services, Safety Restraints Business of
  Allied-Signal Automotive (automotive component supplier) from August 1994 to August
  1996; Manager, Manufacturing Systems, North America of ITT Automotive (automotive component supplier) prior thereto...................................................  39
LAWRENCE J. LOCKWOOD -- Vice President and Controller. Vice President and Controller,
  Automotive of Rockwell since August 1997; Vice President, Finance of Industrial
  Control Group of Allen-Bradley Company, Inc. (automation), a subsidiary of Rockwell, from April 1995 to August 1997; Vice President, Finance and Administration of
  Operations Group of Allen-Bradley Company, Inc. prior thereto.......................  44
THOMAS A. MADDEN -- Senior Vice President and Chief Financial Officer. Vice President
  and Senior Vice President -- Finance, Automotive of Rockwell since March 1997; Vice
  President, Corporate Development of Rockwell from September 1996 to March 1997; Vice
  President -- Finance & Administration, Light Vehicle Systems of Rockwell from May
  1996 to September 1996; Vice President -- Finance & Administration, Automotive of
  Rockwell from October 1994 to May 1996; Assistant Controller of Rockwell prior thereto.............................................................................  43
PRAKASH R. MULCHANDANI -- Senior Vice President and President, Worldwide Truck and
  Trailer Systems. President -- Worldwide Truck and Trailer Systems, Heavy Vehicle
  Systems of Rockwell since April 1996; President -- North American Truck Systems,
  Automotive of Rockwell from June 1994 to April 1996; General Manager -- Trailer
  Products, Automotive of Rockwell prior thereto......................................  53
RICHARD C. QUAID -- Senior Vice President and President, Off-Highway and Specialty
  Products. President -- Off-Highway and Specialty Products, Heavy Vehicle Systems of
  Rockwell since April 1996; President -- Off-Highway Products, Automotive of Rockwell
  prior thereto.......................................................................  55
RODNEY J. WALTER -- Senior Vice President, Business Development and Communications.
  Vice President -- Business Development, Heavy Vehicle Systems of Rockwell since June
  1995; Director -- Business Development of Rockwell prior thereto....................  46

HISTORICAL COMPENSATION OF EXECUTIVE OFFICERS

     There is shown below information concerning the annual and long-term compensation for services rendered in all capacities to Rockwell and its subsidiaries for the fiscal year ended September 30, 1996 of the individual who will serve as chief executive officer of the Company and the other four most highly compensated executive officers of the Company, based on their employment by Rockwell or an affiliate of Rockwell at September 30, 1996 (the "Named Executive Officers"). The compensation described in this table was paid by Rockwell or an affiliate of Rockwell. References to "stock options" relate to awards of Rockwell Options under the Rockwell 1995 LTIP. The services rendered to Rockwell were, in many cases, in capacities not equivalent to those to be provided to the Company and this table does not reflect the compensation to be paid to executive officers of the Company in the future.

                         SUMMARY COMPENSATION TABLE(1)


                                                                                                               ALL OTHER
                                                 ANNUAL COMPENSATION            LONG-TERM COMPENSATION      COMPENSATION(3)
                                         -----------------------------------   -------------------------    ---------------
                                                                                  AWARDS       PAYOUTS
                                                                      OTHER    ------------   ----------
           NAME AND                                                  ANNUAL       STOCK       LONG- TERM
      PRINCIPAL POSITION                                             COMPEN-     OPTIONS      INCENTIVE
     WITH THE COMPANY(2)         YEAR       SALARY        BONUS      SATION      (SHARES)      PAYOUTS
------------------------------  ------   ------------   ----------   -------   ------------   ----------
Larry D. Yost.................   1996      $250,000      $200,000    $6,937       15,000       $405,000        $14,044
  Chairman of the Board and
  Chief Executive Officer
Robert A. Calder..............   1996       240,000       145,000    16,318       15,000         80,520         17,343
  Senior Vice President and
  President, Light Vehicle
  Systems
Thomas A. Madden..............   1996       173,333       110,000    11,781           --             --         10,870
  Senior Vice President and
  Chief Financial Officer
Prakash R. Mulchandani........   1996       191,667       133,700     8,997           --         80,520         12,263
  Senior Vice President and
  President, Worldwide Truck
  and Trailer Systems
Richard C. Quaid..............   1996       200,000       107,000    13,360           --         80,520         13,923
  Senior Vice President and
  President, Off-Highway and
  Specialty Products

---------------
(1) In accordance with the executive compensation disclosure rules adopted by the Commission, the compensation of the Named Executive Officers is not shown for fiscal 1994 and 1995 because the Company was not a reporting company under the Exchange Act for such years and such compensation information has not been provided in a prior filing with the Commission.

(2) The positions reflected in the table are the positions to be held by the Named Executive Officers with the Company at the time of the Distribution and were not the positions held by the Named Executive Officers with Rockwell during fiscal 1996, the period covered by the table. Compensation reflected in the table for fiscal 1996 was paid by Rockwell to the Named Executive Officers in the following capacities: Mr. Yost, President, Heavy Vehicle Systems of Rockwell; Mr. Calder, President, Light Vehicle Systems of Rockwell; Mr. Madden, Vice President, Corporate Development (September
    1996), Vice President -- Finance & Administration, Light Vehicle Systems (May 1996 to September 1996) and Vice President -- Finance & Administration, Automotive (October 1995 to May 1996) of Rockwell; Mr. Mulchandani, President -- Worldwide Truck and Trailer Systems, Heavy Vehicle Systems (April 1996 to September 1996) and President -- North American Truck Systems, Automotive (October 1995 to April 1996) of Rockwell; and Mr. Quaid, President -- Off-Highway and Specialty Products, Heavy Vehicle Systems (April 1996 to September 1996) and President -- Off-Highway Products, Automotive (October 1995 to April 1996) of Rockwell.

(3) Amounts contributed or accrued for fiscal year 1996 for the Named Executive Officers (other than Mr. Yost) under the Rockwell Savings Plan and the related supplemental savings plan and amounts contributed or accrued for Mr. Yost under Allen-Bradley's Employee Savings Plan for Salaried Employees and the related supplemental savings plan.


     Effective March 1997, Mr. Yost's annual salary was increased to $325,000 in connection with his promotion to Senior Vice President and President, Automotive of Rockwell. Effective September 1996, Mr. Madden's annual salary was increased to $205,000 in connection with his promotion to Vice President, Corporate Development of Rockwell. Effective October 1, 1997, the annual salaries of Messrs. Yost, Calder, Madden, Mulchandani and Quaid are expected to be $475,000, $260,000, $260,000, $231,000 and $215,000, respectively. It is anticipated that options for shares of Company Common Stock will be granted to employees of the Company, including the

Named Executive Officers, in the last calendar quarter of 1997, subject to approval of the Company's 1997 Long-Term Incentives Plan at the 1998 Annual Meeting of Stockholders of the Company.

     Rockwell has entered into an arrangement with Mr. Calder providing for a payment of $100,000 by Rockwell to Mr. Calder if he is employed by the Company on the Distribution Date and a payment of $390,000 (the "Retention Payment") by the Company to Mr. Calder 13 months after the Distribution Date if the Distribution is consummated and Mr. Calder does not voluntarily terminate employment with the Company for at least 12 months thereafter. In addition, a severance payment of $585,000 (less the amount of the Retention Payment if it has been paid) will be payable by the Company to Mr. Calder if he is involuntarily terminated (other than for cause) or if he voluntarily terminates employment after his responsibilities are substantially diminished, in either case within two years after the Distribution Date.

OPTION GRANTS

     Shown below is further information on grants to the Named Executive Officers of stock options pursuant to the Rockwell 1995 LTIP during the fiscal year ended September 30, 1996, which are reflected in the Summary Compensation Table above.

                                      INDIVIDUAL GRANTS
--------------------------------------------------------------------------------------------------------------
                                                   PERCENTAGE                                     GRANT DATE
                                                   OF TOTAL                                          VALUE
                                                    OPTIONS                                       ----------
                                   NUMBER OF        GRANTED
                                   SECURITIES         TO
                                   UNDERLYING      ROCKWELL
                                    OPTIONS        EMPLOYEES     EXERCISE OR                      GRANT DATE
                                    GRANTED        IN FISCAL      BASE PRICE       EXPIRATION       PRESENT
             NAME                (SHARES)(1)(2)      1996       (PER SHARE)(2)        DATE         VALUE(3)
------------------------------   --------------    ---------    --------------    ------------    -----------
Larry D. Yost.................       15,000          0.83%         $ 51.875         12/06/05       $ 175,500
Robert A. Calder..............       15,000          0.83%           51.875         12/06/05         175,500
Thomas A. Madden..............           --           -- %               --           --                  --
Prakash R. Mulchandani........           --           -- %               --           --                  --
Richard C. Quaid..............           --           -- %               --           --                  --

---------------
(1) All options granted to the Named Executive Officers were granted on December 6, 1995 and the first of three substantially equal installments became exercisable December 6, 1996.

(2) In connection with the acquisition by The Boeing Company of the Aerospace and Defense Businesses of Rockwell on December 6, 1996, pursuant to the adjustment provisions of the Rockwell 1995 LTIP, the Rockwell 1988 LTIP and other Rockwell stock option plans (collectively, the "Rockwell Option Plans"), the exercise price of options to purchase Rockwell Common Stock and the number of shares of Rockwell Common Stock for which such options are exercisable were adjusted to preserve for each optionee the aggregate "spread" that existed immediately prior to such acquisition between the aggregate fair market value of the Rockwell Common Stock for which such options are exercisable and the aggregate per share exercise price of the optionee's options to purchase Rockwell Common Stock.

(3) These values are based on the Black-Scholes option pricing model which produces a per option share value of $11.70 using the following assumptions and inputs: options exercised after 7 1/2 years, weighted five-year prior stock price volatility and dividend yield of 0.1762 and 2.86%, respectively, and an interest rate of 5.72%, which was the zero coupon 7 1/2-year Treasury bond rate at date of grant. The actual value, if any, the executive officer may realize from these options will depend solely on the gain in stock value over the exercise price when the options are exercised.

     The Black-Scholes option pricing methodology, on which the present value of the stock options granted to the Named Executive Officers is based, attempts to portray the value of an option at the date of grant. While the options have no value if the stock price does not increase, were the $11.70 present value of the options converted into a future stock price at the end of the 7 1/2-year period when it is assumed the options would be exercised, the shareowners of the approximately 217 million shares of Rockwell Common Stock outstanding on the grant date of those options (assuming that number of shares remains outstanding) would realize aggregate appreciation of $3,854.8 million compared to aggregate appreciation on the options of approximately $0.5 million for the Named Executive Officers (assuming that they held their options or the shares acquired on exercise thereof for the whole 7 1/2-year period).

     On or after December 9, 1996, options to purchase an aggregate of 15,000, 13,500 and 22,500 shares of Rockwell Common Stock were granted under the Rockwell 1995 LTIP to Messrs. Yost, Calder and Madden, respectively. Such options are exercisable at average exercise prices of $61.50, $61.50 and $63.625, respectively.

     As set forth in the Employee Matters Agreement, any Rockwell Option granted after September 30, 1996 held by an employee who will be employed by the Automotive Business at the time of the Distribution will be converted into a Company Option, having the same terms and vesting schedule as the original Rockwell Option, but with adjustments in order to provide equivalent value to each optionholder. All other Rockwell Options will continue as Rockwell Options with adjustments in order to provide equivalent value to each optionholder after giving effect to the Distribution. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement".

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END VALUES

     Shown below is information with respect to (i) exercises by the Named Executive Officers during fiscal 1996 of options to purchase Rockwell Common Stock granted under the Rockwell Option Plans and (ii) the unexercised options to purchase Rockwell Common Stock granted to the Named Executive Officers in fiscal 1996 and prior years under the Rockwell Option Plans and held by them at September 30, 1996.

                         SHARES                           NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                        ACQUIRED         VALUE               OPTIONS HELD AT             IN-THE-MONEY OPTIONS AT
      NAME            ON EXERCISE      REALIZED           SEPTEMBER 30, 1996(1)         SEPTEMBER 30, 1996(1)(2)
-------------------  --------------   -----------      ---------------------------     ---------------------------
                                                       EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
                                                       -----------   -------------     -----------   -------------

Larry D. Yost...........         --             --         4,000         23,000         $  83,000      $ 233,500
Robert A. Calder........         --             --        31,000         23,000           849,125        233,500
Thomas A. Madden........      1,100     $   37,538        23,700             --           627,975             --
Prakash R.
  Mulchandani...........         --             --        12,400             --           407,038             --
Richard C. Quaid........      4,500        158,906         8,500             --           211,438             --

---------------

(1) In connection with the acquisition by The Boeing Company of the Aerospace and Defense Businesses of Rockwell on December 6, 1996, pursuant to the adjustment provisions of the Rockwell Option Plans, the exercise price of options to purchase Rockwell Common Stock and the number of shares of Rockwell Common Stock for which such options are exercisable were adjusted to preserve for each optionee the aggregate "spread" that existed immediately prior to such acquisition between the aggregate fair market value of the Rockwell Common Stock for which such options are exercisable and the aggregate per share exercise price of the optionee's options to purchase Rockwell Common Stock.

(2) Based on the closing price of Rockwell Common Stock on the NYSE Composite Transactions reporting system on September 30, 1996, the last trading day in that month ($56.375).

LONG-TERM INCENTIVE PLAN AWARDS

     The following table shows for each Named Executive Officer the specified information with respect to awards (other than stock options included in the Summary Compensation Table above) during fiscal 1996 under long-term incentive plans of Rockwell.

                                    NUMBER OF         PERFORMANCE OR           ESTIMATED FUTURE PAYOUT UNDER
                                     SHARES,        OTHER PERIOD UNTIL         NON-STOCK PRICE-BASED PLANS(2)
                                  UNITS OR OTHER      MATURATION OR        --------------------------------------
             NAME                   RIGHTS(1)             PAYOUT           THRESHOLD     TARGET(3)     MAXIMUM(3)
-------------------------------  ----------------   ------------------     ---------     ---------     ----------
Larry D. Yost..................      $200,000             3 years             $ 0        $200,000       $600,000
Robert A. Calder...............       200,000             3 years               0         200,000        600,000
Thomas A. Madden...............       115,000             3 years               0         115,000        345,000
Prakash R. Mulchandani.........       249,000             3 years               0         249,000        747,000
Richard C. Quaid...............       249,000             3 years               0         249,000        747,000

---------------
(1) Potential awards granted under the long-term incentive plans of Rockwell are described in terms of target performance payouts expressed in cash amounts.

(2) A payout percentage of between 0% and 300%, based on actual performance over the three-year performance period, as measured by sales growth, return on average net assets (after tax) and return on sales (after tax), is applied to the target performance payout amount.

(3) Does not include application of a stock price multiplier based on the percentage change of the price of Rockwell Common Stock over the three-year performance period, which can increase or decrease the final payout amount actually paid.

     All liabilities in respect of outstanding Rockwell long-term incentive plan awards granted to Automotive Business employees as of the time of the Distribution will be assumed by the Company. Such outstanding long-term incentive plan awards are based in part on achieving goals measured by sales growth, return on sales and return on assets of the Automotive Business, and performance of Rockwell Common Stock, for 3-year performance cycles ending on each of September 30, 1997, September 30, 1998 and September 30, 1999. It is anticipated that payments in respect of grants made for the 3-year performance cycle ending September 30, 1997 will be paid by the Company in December 1997. It is estimated that Messrs. Yost, Calder, Madden, Mulchandani and Quaid will earn approximately $400,000, $95,000, $155,000, $540,000 and $540,000, respectively, for such 3-year performance cycle and it is expected that the Compensation Committee will determine that all amounts earned by such persons will be paid in restricted shares of Company Common Stock that will vest after five years or upon earlier retirement under the Company's retirement plans, or as the Compensation Committee may otherwise determine. The number of restricted shares delivered will be based on the market value of Company Common Stock on the date the Compensation Committee makes its determination; assuming such market value of Company Common Stock is between $20.00 and $30.00 per share, the foregoing Named Executive Officers would receive between 13,333 and 20,000, 3,166 and 4,750, 5,166 and 7,750, 18,000 and 27,000, and 18,000 and 27,000 restricted shares of Company Common Stock, respectively. Grants made in respect of the 3-year performance cycle ending September 30, 1998 will continue, with such adjustments as may be deemed appropriate by the Compensation Committee to reflect the Distribution. Grants made in respect of the 3-year performance cycle ending September 30, 1999 will be terminated as of September 30, 1997, with pro rated payments to be made in respect thereof based on performance during the fiscal year ended September 30, 1997 and forecast results for fiscal 1998 and 1999. It is estimated that Messrs. Yost, Calder, Mulchandani and Quaid will earn approximately $285,000, $160,000, $280,000 and $230,000, respectively, for such
3-year performance cycle. (Mr. Madden is not a participant in such performance cycle.) It is anticipated that such amounts will be paid in cash or in restricted shares of Company Common Stock, or partly in cash and partly in such restricted shares, as the Compensation Committee shall determine. Assuming such amounts are paid entirely in restricted shares of Company Common Stock and assuming the market value of Company Common Stock is between $20.00 and $30.00 per share, the foregoing Named Executive Officers would receive between 9,500 and 14,250, 5,333 and 8,000, 9,333 and 14,000, and 7,666 and 11,500 restricted shares of Company Common Stock, respectively. In addition, in consideration of the early termination of the 3-year performance cycle ending September 30, 1999, it is anticipated that Company Options will be granted to participants in such cycle, including the foregoing four Named Executive Officers.

RETIREMENT BENEFITS

     All of the Named Executive Officers are expected to participate in a defined benefit pension plan which qualifies under Section 401(a) of the Code and which the Company will establish effective as of the time of the Distribution. The plan will be substantially similar in all material respects to Rockwell's defined benefit pension plan in which the Named Executive Officers (other than Mr. Yost) currently participate. See "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement".

     The following table shows the estimated aggregate annual retirement benefits payable on a straight life annuity basis to participating employees in the earnings and years of service classifications indicated, under the retirement plans of Rockwell and the Company which will cover most officers and other salaried employees of the Company on a noncontributory basis. Such benefits reflect a reduction to recognize in part the cost of Social Security benefits related to service for Rockwell and the Company. The plans also provide for the payment of benefits to an employee's surviving spouse or other beneficiary.

         AVERAGE              ESTIMATED ANNUAL RETIREMENT BENEFITS FOR YEARS OF SERVICE INDICATED
         ANNUAL            -------------------------------------------------------------------------
        EARNINGS           10 YEARS     15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
-------------------------  --------     --------     --------     --------     --------     --------
$200,000.................  $ 52,085     $ 78,117     $ 82,772     $ 87,427     $ 92,082     $ 96,738
 300,000.................    78,755      118,117      125,272      132,427      139,582      146,738
 400,000.................   105,425      158,117      167,772      177,427      187,082      196,738
 500,000.................   132,095      198,117      210,272      222,427      234,582      246,738
 600,000.................   158,765      238,117      252,772      267,427      282,082      296,738
 700,000.................   185,435      278,117      295,272      312,427      329,582      346,738
 800,000.................   212,105      318,117      337,772      357,427      377,082      396,738

     Covered compensation includes salary and annual bonus. The calculation of retirement benefits under the plans generally is based upon average earnings for the highest five consecutive years of the ten years preceding retirement.

     The credited years of service of Messrs. Calder, Madden, Mulchandani and Quaid are 12, 16, 23 and 23, respectively.

     The following table shows the estimated annual retirement benefits payable on a straight life annuity basis to participating employees, in the earnings and years of service classifications indicated, under the retirement plans of Allen-Bradley Company, Inc. ("Allen-Bradley"), which cover Mr. Yost on a non-contributory basis. Such benefits reflect a reduction to recognize in part the cost of Social Security benefits related to service for Allen-Bradley and also reflect supplemental benefits payable to provide eligible officers with at least 20 years of service an annual retirement benefit that is at least 50% of final average covered compensation. Allen-Bradley's plans also provide for the payment of benefits to an employee's surviving spouse or other beneficiary.

                                            ESTIMATED ANNUAL RETIREMENT BENEFITS FOR YEARS OF
                AVERAGE                                     SERVICE INDICATED
                ANNUAL                   --------------------------------------------------------
               EARNINGS                  20 YEARS        25 YEARS        30 YEARS        35 YEARS
---------------------------------------  --------        --------        --------        --------
$300,000...............................  $146,290        $146,290        $146,290        $166,243
 400,000...............................   200,840         200,840         200,840         223,521
 500,000...............................   255,390         255,390         255,390         280,798
 600,000...............................   309,940         309,940         309,940         338,076
 700,000...............................   364,490         364,490         364,490         395,353
 800,000...............................   419,040         419,040         419,040         452,631

     Covered compensation includes salary, bonus and the cash portion of payments through fiscal 1996 under long-term incentive plans. The calculation of retirement benefits under the plans generally is based upon average earnings for the highest five years of the ten years preceding retirement. Mr. Yost has 25 credited years of service. It is contemplated that prior to the Distribution, Mr. Yost will be covered by Rockwell retirement plans other than the Allen-Bradley plans.

     Sections 401(a)(17) and 415 of the Code limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, Rockwell has established and the Company will establish supplemental plans which authorize the payment out of their respective general funds of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections. Pursuant to the Employee Matters Agreement, the Company will assume all of Rockwell's liabilities with respect to Company Participants under such supplemental plans of Rockwell.

BENEFIT PLANS FOLLOWING THE DISTRIBUTION

     The following are descriptions of certain benefit plans that are expected to provide benefits to management employees of the Company after the Distribution. Except as set forth below, the Company's 1997 Long-Term Incentives Plan and the Directors Plan are substantially similar in all material respects to the comparable plans currently maintained by Rockwell for its management employees.

  1997 LONG-TERM INCENTIVES PLAN

     The Company's 1997 Long-Term Incentives Plan (the "1997 LTIP") will be adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole stockholder. The 1997 LTIP will also be submitted to the Company's stockholders for approval at the 1998 Annual Meeting of Stockholders of the Company. The 1997 LTIP will permit grants to be made from time to time as nonqualified stock options, incentive stock options, stock appreciation rights ("SARs") and restricted stock. In addition, the 1997 LTIP will authorize establishment of performance plans applicable to one or more business units of the Company.

     Administration. The 1997 LTIP will be administered by the Compensation Committee, consisting of two or more members of the Company's Board of Directors who are not eligible to participate in the 1997 LTIP. In order to meet the requirements of Section 162(m) of the Code and the rules under Section 16 of the Exchange Act, however, all grants under the 1997 LTIP will be made by a Grant Committee consisting of those members of the Compensation Committee who are both "outside directors" as defined for purposes of

Section 162(m) of the Code and regulations thereunder and "nonemployee directors" as defined for purposes of Section 16 of the Exchange Act. In addition, the Company's Board of Directors has authority to perform all functions of the Compensation Committee and the Grant Committee under the 1997 LTIP.

     Participation. The persons to whom grants are made under the 1997 LTIP ("1997 LTIP Participants") will be selected from time to time by the Grant Committee in its sole discretion from among corporate officers and other key employees of the Company and its subsidiaries and affiliates. In selecting 1997 LTIP Participants and determining the type and amount of their grants, the Grant Committee may consider recommendations of the Chief Executive Officer of the Company and shall take into account such factors as the 1997 LTIP Participant's level of responsibility, performance, performance potential, level and type of compensation and potential value of grants under the 1997 LTIP.

     Shares Subject to 1997 LTIP. The 1997 LTIP will authorize the issuance or transfer of an aggregate of 7 million shares of Company Common Stock, provided that the total number of shares as to which grants may be made under the 1997 LTIP in any one fiscal year beginning after September 30, 1998 may not exceed 1.5% of the total outstanding and treasury shares of the Company.

     Performance Plans. The 1997 LTIP will authorize the establishment by the Compensation Committee of performance plans applicable to the Company or one or more of its business units. Each such plan must include provision for establishment of performance cycles (beginning no later than September 30, 2007) of not less than three fiscal years and establishment of a performance measure and performance objectives based on criteria selected by the Compensation Committee for the affected business unit and may provide for adjustment (up or down) of the performance objectives or modification of the performance measure, or both, if the Compensation Committee (or with its approval, the person or committee delegated to administer any plan except insofar as it relates to any executive officer) determines that conditions, including changes in the economy, changes in law or government regulations, changes in generally accepted accounting principles or material acquisitions or divestitures, warrant such adjustment. The Compensation Committee may authorize the Company's Chief Executive Officer to approve the definitive terms and conditions of any performance plan, including the employees or categories of employees eligible to participate in each performance plan, but the Compensation Committee's authorization is required for participation by any of the Company's executive officers in a performance plan. Potential awards under performance plans are expressed as cash amounts and are paid in cash unless the Compensation Committee decides that payment should be in shares of Company Common Stock or a combination of shares of Company Common Stock and cash. Payment in cash may be made in a lump sum, in installments or on a deferred basis. Payment in Company Common Stock may, in the discretion of the Compensation Committee, be made in shares of restricted Company Common Stock. See "-- Long-Term Incentive Plan Awards".

     Stock Options, Stock Appreciation Rights and Restricted Stock. The 1997 LTIP authorizes grants to 1997 LTIP Participants of stock options, which may be either incentive stock options eligible for special tax treatment or nonqualified stock options, SARs and restricted stock.


     Under the provisions of the 1997 LTIP authorizing the grant of stock options, (a) other than with respect to Company Options issued in replacement of Rockwell Options in connection with the Distribution, the option price may not be less than the fair market value of the shares of Company Common Stock at the date of grant, (b) the aggregate fair market value (determined as of the date the option is granted) of the shares of Company Common Stock for which any employee may be granted incentive stock options which are exercisable for the first time in any calendar year may not exceed $100,000, (c) other than with respect to Company Options issued in replacement of Rockwell Options in connection with the Distribution, stock options generally may not be exercised prior to one year nor after ten years from the date of grant and generally become exercisable in three approximately equal installments on the first, second and third anniversaries of the date of grant, and (d) at the time of exercise of a stock option the option price must be paid in full in cash or in shares of Company Common Stock or in a combination of cash and shares of Company Common Stock. If a 1997 LTIP Participant who holds an outstanding stock option or SAR dies, the 1997 LTIP permits the exercise thereof within three years of the date of death (or the expiration date specified in the option if earlier) even if it were not exercisable at such date. If a 1997 LTIP Participant holding an outstanding grant of options or SARs retires under a retirement plan of the Company at any time after a portion of the options or SARs subject to a particular grant has become exercisable, the options or SARs subject to that grant may be exercised from and after the date upon which they are first exercisable under that grant for five years after the date of retirement (or the expiration date specified in the grant if earlier), even if any of them was not exercisable at the date of retirement. The 1997 LTIP permits the Compensation Committee to make determinations as to exercisability upon other termination of a 1997 LTIP Participant's employment, subject to certain limitations.


     The 1997 LTIP permits the grant of SARs related to a stock option (a "tandem SAR"), either at the time of the option grant or thereafter during the term of the option, or the grant of SARs separate and apart from the grant of an option (a "freestanding SAR"). Tandem SARs permit an optionee, upon exercise of such rights and surrender of the related option to the extent of an equivalent number of shares of Company Common Stock, to receive a payment equal to the excess of the fair market value (on the date of exercise) of the portion of the option so surrendered over the option exercise price of such shares of Company Common Stock. Freestanding SARs entitle the grantee, upon exercise of such rights, to receive a payment equal to the excess of the fair market value (on the date of exercise) of all or part of a designated number of shares of Company Common Stock over the fair market value of such shares of Company Common Stock on the date such rights were granted. Such payment may be made in shares of Company Common Stock (valued on the basis of the fair market value of the shares of Company Common Stock on the date of exercise of the SARs), or in cash or partly in cash and partly in shares of Company Common Stock, as the Compensation Committee may determine.


     Under the 1997 LTIP, the Grant Committee may also grant shares of Company Common Stock subject to specified restrictions ("restricted stock") to 1997 LTIP Participants. Grants of restricted stock are subject to forfeiture if the grantee does not continue as an employee of the Company or a subsidiary or affiliate (i) for a period of three years or longer, as may be specified by the Grant Committee, from the grant date, or (ii) until performance criteria specified by the Grant Committee are met, except that in the event of a grantee's death, or retirement under a retirement plan of the Company not less than one year after the date of grant, before the end of the restricted period, the grantee's heirs or the grantee will be entitled to the shares of Company Common Stock. In the case of a grantee whose employment terminates for any other reason before the end of the restricted period, the Compensation Committee, taking into account the purpose of the 1997 LTIP and such other factors as in its sole discretion it deems appropriate, may waive the forfeiture of all or a portion of those shares of restricted stock granted. During the restricted period, shares of restricted stock have all the attributes of outstanding shares of Company Common Stock, except that such shares of Company Common Stock and (unless the Grant Committee determines otherwise at the time of grant) dividends thereon are delivered to and held by the Company for the grantee's account. As and to the extent that shares of restricted stock are no longer subject to forfeiture, such shares and any dividends related thereto withheld by the Company, together with interest on any such cash dividends computed at the same rate and in the same manner as interest credited from time to time under the Company's deferred compensation plan, are delivered to the grantee.


     Under the 1997 LTIP, stock options, freestanding SARs and restricted stock may not be granted after September 30, 2007 but tandem SARs may be granted with respect to outstanding stock options granted before that date.

     Initial Grants. It is anticipated that options to purchase shares of Company Common Stock will be granted to employees of the Company, including the Named Executive Officers, in the last calendar quarter of 1997, subject to approval of the 1997 LTIP at the 1998 Annual Meeting of Stockholders of the Company. It is also expected that (i) options to purchase approximately 382,000 shares of Company Common Stock will be issued to employees of the Company, including options for approximately 153,000 shares to be issued to the Named Executive Officers, in replacement of certain Rockwell Options held by such employees on the Distribution Date, and (ii) options to purchase shares of Company Common Stock will be granted in respect of early termination of long-term incentive plan awards for the 3-year performance cycle ending September 30, 1999. In addition, restricted shares of Company Common Stock are expected to be delivered in respect of amounts earned by the Named Executive Officers under certain long-term incentive plan awards. See "-- Long-Term Incentive Plan Awards" and "Arrangements Between Rockwell and the Company Relating to the Distribution -- Employee Matters Agreement".

     Tax Matters. The following is a brief summary of the material Federal income tax consequences of benefits under the 1997 LTIP under present law and regulations:

          (a) Payments under Performance Plans. Any cash and the fair market value of any shares of Company Common Stock (other than restricted stock, as described below) received as payments under performance plans established in accordance with the 1997 LTIP will constitute ordinary income to the employee in the year in which paid, and the Company will be entitled to a deduction in the same amount.

          (b) Incentive Stock Options. The grant of an incentive stock option will not result in any immediate tax consequences to the Company or the optionee. An optionee will not realize taxable income, and the Company will not be entitled to any deduction, upon the timely exercise of an incentive stock option, but the excess of the fair market value of the shares of Company Common Stock acquired over the option exercise price will be includable in the optionee's "alternative minimum taxable income" for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of Company Common Stock acquired within one year after their receipt (and within two years after the option was granted), gain or loss realized on the subsequent disposition of the shares of Company Common Stock will be treated as long-term capital gain or loss. Capital losses of individuals are deductible only against capital gains and a limited amount of ordinary income. In the event of an earlier disposition, the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Company Common Stock on the date of exercise over the option exercise price or (ii) if the disposition is a taxable sale or exchange, the amount of any gain realized. Upon such a disqualifying disposition, the Company will be entitled to a deduction in the same amount and at the same time as the optionee realizes such ordinary income.

          (c) Nonqualified Stock Options. The grant of a nonqualified stock option will not result in any immediate tax consequences to the Company or the optionee. Upon the exercise of a nonqualified stock option, the optionee will realize ordinary income, and the Company will be entitled to a deduction, equal to the difference between the option exercise price and the fair market value of the shares of Company Common Stock acquired at the time of exercise.

          (d) Stock Appreciation Rights. The grant of either a tandem SAR or a freestanding SAR will not result in any immediate tax consequences to the Company or the employee. Upon the exercise of either a tandem SAR or a freestanding SAR, any cash received and the fair market value on the exercise date of any shares of Company Common Stock received will constitute ordinary income to the grantee. The Company will be entitled to a deduction in the same amount and at the same time.

          (e) Restricted Stock. An employee normally will not realize taxable income in connection with an award of restricted stock, and the Company will not be entitled to a deduction, until the termination of the restrictions. Upon such termination, the employee will realize ordinary income in an amount equal to the fair market value of the shares of Company Common Stock at that time, plus the amount of the dividends and interest thereon to which the employee then becomes entitled. However, an employee may elect to realize taxable ordinary income in the year the restricted stock is awarded in an amount equal to its fair market value at that time, determined without regard to the restrictions. The Company will be entitled to a deduction in the same amount and at the same time as the employee realizes income.

     Other. During the period that SARs are outstanding, the Company will accrue as an expense the amount, if any, by which the fair market value of the shares of Company Common Stock as to which SARs are expected to be exercised exceeds the exercise price of any related option shares of Company Common Stock or the fair market value on the date of grant of the designated number of shares of Company Common Stock for freestanding SARs.

     Change of Control Benefits. In order to maintain the rights of 1997 LTIP Participants in the event of a change of control of the Company, the 1997 LTIP provides that unless prior to the occurrence of such a change the Company's Board of Directors shall have determined otherwise by vote of at least two-thirds of its members, all performance cycles (except those under performance plans that do not provide for a change of control contingency) not then complete shall be deemed completed, the respective performance objectives shall be deemed to have been attained and all potential awards granted with respect thereto shall be deemed to have been fully earned; all outstanding stock options and SARs then outstanding shall become fully exercisable whether or not otherwise then exercisable; and the restrictions on all shares of Company Common Stock granted as restricted stock would lapse. A change of control is deemed to occur under the same circumstances as provided in
Article III, Section 13(I) of the Company By-Laws. This section of the Company By-Laws defines "change of control" as a change of control of the Company at any time after the Distribution of a nature that would be required to be reported in a proxy statement pursuant to Section 14(a) of the Exchange Act or in a Form 8-K pursuant to Section 13 of the Exchange Act (or in any similar form or schedule under either of those provisions or any successor provision), whether or not the Company is then subject to such reporting requirement; provided, however, that, under the Company By-Laws a change of control will be deemed to have occurred if
(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities without the prior approval of at least two-thirds of the members of the Board of Directors of the Company in office immediately prior to such person attaining such percentage interest; (ii) the Company is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors of the Company in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors immediately thereafter; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (including for this purpose any director whose election became effective prior to or at the time of the Distribution and any new director whose election or nomination for election by the stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

     Amendment, Suspension or Termination of 1997 LTIP. The Compensation Committee may at any time amend, suspend or terminate the 1997 LTIP or grants made thereunder. In the event any change in or affecting shares of Company Common Stock occurs, the Company's Board of Directors may make appropriate amendments to or adjustments in the 1997 LTIP or grants made thereunder, including changes in the number of shares of Company Common Stock which may be issued or transferred under the 1997 LTIP and the number of shares of Company Common Stock and price per share of Company Common Stock subject to outstanding options and stock appreciation rights. The Company's Board of Directors and the Compensation Committee may not, however (except in making amendments and adjustments in the event of changes in or affecting shares of Company Common Stock) (i) without the consent of the person affected, cancel or reduce any grant theretofore made other than as provided for or contemplated in the agreement evidencing the grant or (ii) without the approval of stockholders, change the class of persons eligible to receive incentive stock options under the 1997 LTIP, increase the number of shares of Company Common Stock that may be issued or transferred under the 1997 LTIP, reduce the option exercise price of any stock option below the fair market value of the shares of Company Common Stock covered thereby at the date of grant or decrease the forfeiture period for any restricted stock below that permitted under the 1997 LTIP.

  DIRECTORS STOCK PLAN

     The Company's Directors Stock Plan (the "Directors Plan") will be adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole stockholder. The Directors Plan will also be submitted to the Company's stockholders for approval at the Company's 1998 Annual Meeting of Stockholders. An aggregate of 350,000 shares of Company Common Stock may be issued or transferred under the Directors Plan, subject to appropriate adjustment in the event of any change in or affecting shares of Company Common Stock, including but not limited to stock dividends, stock splits and recapitalizations.

     Participation. Participation in the Directors Plan will be limited to directors who are not employees of the Company or any of its subsidiaries.

     Issuance of Shares. Under the Directors Plan grants of 500 shares of Company Common Stock will be made to each non-employee Director immediately after the Distribution and thereafter grants of 1,000 shares of Company Common Stock will be made to each non-employee director immediately after each Annual Meeting of Stockholders beginning with grants immediately following the 1998 Annual Meeting of Stockholders. In addition, each non-employee director elected at a meeting of the Company's Board of Directors will receive immediately after that meeting an award of 1,000 shares of Company Common Stock if elected after an annual meeting and prior to May 1; 750 shares if elected between May 1 and July 31; 500 shares if elected between August 1 and October 31; and 250 shares if elected between November 1 and the next annual meeting. Directors will be encouraged to hold shares granted until their service on the Board of Directors of the Company ends, and shares awarded under the Directors Plan may not in any event be sold, transferred or otherwise disposed of for a period of six months after receipt (except in the case of death or disability of the director).


     Directors may elect to receive their annual 1,000 shares of Company Common Stock and their cash retainer for board service in the form of restricted shares of Company Common Stock. Restricted shares, if elected, would be held by the Company until ten days after the recipient retires from the Company's Board of Directors after reaching age 72 and having served at least three years as a director or ceases to be a director by reason of the antitrust laws, compliance with the Company's conflict of interest policies, death, disability or other circumstances the Company's Board of Directors determines not to be adverse to the best interests of the Company. Restricted shares would have all the attributes of outstanding shares including the right to vote and to receive dividends thereon.


     Stock Options. In addition, under the Directors Plan grants of options to purchase 1,500 shares of Company Common Stock will be made to each non-employee director effective concurrently with the first grant of options under the 1997 LTIP after the Distribution Date and thereafter grants of options to purchase 3,000 shares of Company Common Stock will be made annually to each non-employee director immediately following each Annual Meeting of Stockholders beginning with grants after the 1998 Annual Meeting of Stockholders (in each case, subject to approval of the Directors Plan at the 1998 Annual Meeting of Stockholders of the Company). In addition, each non-employee director elected at a meeting of the Company's Board of Directors will receive immediately after that meeting an option to purchase 3,000 shares of Company Common Stock if elected after an annual meeting and prior to May 1; 2,250 shares if elected between May 1 and July 31; 1,500 shares if elected between August 1 and October 31; and 750 shares if elected between November 1 and the next annual meeting. The purchase price of the shares subject to the option will be one hundred percent (100%) of the fair market value on the date an option is granted. Upon exercise of an option, the option price must be paid in full in cash, shares of Company Common Stock valued at their fair market value on the date of exercise, or a combination of both.


     Options granted under the Directors Plan may not be exercised prior to one year nor after ten years from the date of grant and become exercisable in three approximately equal installments on the first, second and third anniversaries of the date of grant. If an optionee who holds an outstanding stock option dies, the Directors Plan permits the exercise of such option within three years of the date of death (or until the expiration date specified in the option, if earlier), even if it were not exercisable at such date. If an optionee who holds an outstanding stock option retires from the Company's Board of Directors after reaching age 72 and having served at least three years as a director, all options then held will be exercisable even if they were not exercisable at such retirement date, provided that such options shall expire at the earlier of five years from the date of retirement or the expiration date specified in the options. The Directors Plan permits the Compensation Committee to make determinations as to exercisability upon other termination of an optionee's membership on the Company's Board of Directors.


     Administration and Amendment. The Directors Plan will be administered by the Compensation Committee. The Company's Board of Directors may amend the Directors Plan in any respect, provided that no amendment may be made without stockholder approval that would materially (i) increase the maximum number of shares of Company Common Stock available for delivery under the Directors Plan (other than adjustments to reflect changes in or affecting shares of Company Common Stock), (ii) increase the benefits accruing to participants under the Directors Plan, or (iii) modify the requirements as to eligibility for participation in the Directors Plan. The Company's Board of Directors also has authority to terminate the Directors Plan at any time.

     Change of Control Benefits. In order to maintain the rights of participants in the Directors Plan in the event of a change of control of the Company, the Directors Plan provides that unless prior to the occurrence of such change the Company's Board of Directors shall have determined otherwise by vote of at least two-thirds of its members, all outstanding stock options shall become fully exercisable whether or not then exercisable and the restrictions on all restricted shares shall lapse. The Directors Plan further provides that unexpired options held by a director who resigns or is removed as a director in connection with a change of control of the Company shall not become void. A change of control is deemed to occur under the same circumstances as provided in Article III, Section 13(I) of the Company By-Laws. See "-- 1997 Long-Term Incentives Plan -- Change of Control Benefits".


     Tax Matters. The material Federal income tax consequences of awards of Company Common Stock under the Directors Plan under present law and regulations are that the fair market value of shares of Company Common Stock awarded to a director thereunder will constitute ordinary income to the director recognized for Federal income tax purposes six months after the effective date of the award unless the director makes an election under Section 83(b) of the Code to recognize that income on the effective date of the award. The director's holding period for tax purposes, including determining whether any gain or loss on the shares of Company Common Stock is long or short term, will begin on the date that income is recognized. The Company will be entitled to a deduction equal to the income recognized by the director on the date of recognition.

     The material Federal income tax consequences of the issuance or transfer of restricted shares awarded in lieu of stock awards under the Directors Plan or cash retainers is that the value thereof is not taxable to the recipient, and the Company will not be entitled to its deduction, until the restriction lapses (at the value of the shares on the date the restriction lapses).

     The material Federal income tax consequences of the grant of options under the Directors Plan are that the optionee realizes ordinary income, and the Company is entitled to a deduction, equal to the difference between the option exercise price and the fair market value of the shares acquired at the time of exercise.

  INCENTIVE COMPENSATION PLAN

     The Company's Incentive Compensation Plan (the "ICP") will be adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole stockholder. The ICP will also be submitted to the Company's stockholders for approval at the 1998 Annual Meeting of Stockholders of the Company.


     The purposes of the ICP will be to provide a reward and an incentive to employees in managerial, staff or technical capacities who have contributed in the then-current fiscal year and, in the future, are likely to contribute to the success of the Company and to enhance the Company's ability to attract and retain outstanding employees to serve in such capacities.



     Administration. The ICP will be administered by the Compensation Committee, which has sole authority to interpret the ICP. The Compensation Committee will determine the amounts, if any, to be awarded under the ICP for any fiscal year. The Company's Chief Executive Officer will submit to the Compensation Committee, within 35 days after the end of each fiscal year, recommendations concerning awards for that fiscal year. In its discretion, the Compensation Committee will annually following the close of the immediately preceding fiscal year, determine: (i) the extent to which awards, if any, shall be made; (ii) the employees to whom any such awards shall be made; (iii) the amount of any award; and (iv) the form, terms and conditions of awards. Among other things, the Committee may determine whether and to what extent awards shall be paid in installments and in cash or in shares of Company Common Stock or partly in cash and partly in shares of Company Common Stock. Any shares of Company Common Stock delivered in payment, in whole or in part, of any award may be subject to such restrictions as the Compensation Committee in its discretion deems appropriate.


     Eligibility. Any person in the salaried employ of the Company during some part of the fiscal year for which awards are made may be selected for an award by the Compensation Committee. Unless also an employee of the Company, no member of the Company's Board of Directors will be eligible to participate in the ICP. The total number of shares of Company Common Stock which may be awarded under the ICP shall not exceed 300,000, subject to adjustment by the Company's Board of Directors in the event of any changes in or affecting Company Common Stock.

     Amendment and Termination. The Company's Board of Directors will have the power, in its discretion, to amend, suspend or terminate the ICP at any time. It will not have the power, however, (i) to take any such action that would adversely affect rights under an award already made, without the consent of the person affected, or (ii) without stockholder approval, to increase the total number of shares of Company Common Stock subject to the ICP (except as otherwise provided in the ICP).


     Change of Control Benefits. In order to maintain rights of participants in the ICP in the event of a change of control (as defined in the Company By-Laws) of the Company, the ICP provides that unless prior to the occurrence of such change the Company's Board of Directors shall have determined otherwise by a vote of at least two-thirds of its members, all unpaid installments of awards theretofore made under the ICP shall become due and payable and any restrictions on any shares of Company Common Stock delivered in payment, in whole or in part, of any awards theretofore made under the ICP shall lapse. See "-- 1997 Long-Term Incentives Plan -- Change of Control Benefits".


OWNERSHIP OF COMPANY COMMON STOCK

     The following table sets forth the number of shares of Company Common Stock expected to be beneficially owned following the Distribution, directly or indirectly, by each director, each Named Executive Officer and such persons and other executive officers, as a group, based upon the beneficial ownership of such persons of Rockwell Common Stock reported to Rockwell as of July 31, 1997, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options, conversions of securities or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Exchange Act.


                                                             COMMON STOCK
                                 ---------------------------------------------------------------------
             NAME                          SHARES(1)                    PERCENT OF CLASS(2)
------------------------------          ---------------                 -------------------
Joseph B. Anderson, Jr........                --                                  --
Donald R. Beall...............           120,515(3)(4)                          0.17
John J. Creedon...............                421                                 --
Charles H. Harff..............              11,620                                --
Harold A. Poling..............                --                                  --
Martin D. Walker..............             3,500(5)                               --
Larry D. Yost.................             3,081(3)                               --
Robert A. Calder..............             3,509(3)                               --
Thomas A. Madden..............             2,327(3)                               --
Prakash R. Mulchandani........             3,692(3)                               --
Richard C. Quaid..............             3,699(3)                               --
All of the above and other
  executive officers as a
  group (17 persons)..........           159,292(3)(6)                          0.23


---------------
(1) Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.
(2) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 0.1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.
(3) Includes shares expected to be beneficially owned in respect of shares of Rockwell Common Stock held under Rockwell's savings plans.
(4) Includes shares, as to which beneficial ownership is disclaimed, as follows:
    6,718 shares expected to be held for the benefit of family members and 3,333 shares expected to be owned by the Beall Family Foundation, of which Mr. Beall is President and a director.

(5) Shares as to which beneficial ownership is disclaimed, and expected to be owned by the Martin D. and Mary J. Walker Charitable Foundation, of which Mr. Walker is a trustee.


(6) Includes shares held jointly, or in other capacities, as to which in some cases beneficial ownership is disclaimed.


     In addition to the expected beneficial ownership of Company Common Stock set forth in the table above, the Named Executive Officers are expected to obtain substantial additional ownership of Company Common Stock through grants of restricted shares of Company Common Stock in payment of certain amounts earned under long-term incentive plans. See "-- Long-Term Incentive Plan Awards".


     With the exception of Wells Fargo Bank, N.A., as trustee under the Rockwell Savings Plan, which held approximately 21% of the outstanding shares of Rockwell Common Stock as of July 31, 1997, there are no persons known to Rockwell who are expected to be "beneficial owners" (as that term is defined in the rules of the Commission) of more than 5% of any class of the Company's voting securities outstanding as of the Distribution Date.

     In order to align closely the financial interests of the Company's key executives with those of the Company's stockholders, it is expected that the Compensation Committee will adopt effective after the Distribution the following minimum ownership guidelines requiring ownership of shares of Company Common Stock with a market value equal to the multiple of base salary indicated:


                                                                      MULTIPLE OF BASE
                                                                           SALARY
                                                                    --------------------
   -      Chairman of the Board and Chief Executive Officer.......            5
   -      Senior Vice Presidents..................................            3
   -      Other Executive Officers................................            2
   -      Other Vice Presidents...................................          1.5
   -      Other executives subject to the guidelines..............            1



     Only shares owned directly (including restricted shares) or through the Company's savings plan or the Rockwell Savings Plan, but not shares subject to unexercised stock options, will be considered for determining whether an executive meets such ownership guidelines. The approximately 90 executives who will be subject to the guidelines immediately following the Distribution will have a transition period of 5 years beginning on the Distribution Date within which to meet the guidelines. Other executives who become subject to the guidelines after the Distribution Date will also have a transition period of 5 years within which to meet the guidelines. Non-U.S. based executives in each category listed above would be subject to the multiple of base salary guideline set forth in the next lower category (or, in the case of "Other executives subject to the guidelines", a multiple of 0.5).

                      DESCRIPTION OF COMPANY CAPITAL STOCK


     Immediately prior to the Distribution, the Company will be authorized to issue (i) 350,000,000 shares of Company Common Stock, of which (based on the number of shares of Rockwell Common Stock outstanding as of July 31, 1997) approximately 70 million shares of Company Common Stock will be issued to shareowners of Rockwell in the Distribution, and (ii) 25,000,000 shares of Preferred Stock, without par value ("Company Preferred Stock"), of which 1,000,000 shares will be designated as Series A Junior Participating Preferred Stock ("Company Junior Preferred Stock") for issuance in connection with the exercise of the Company Rights. See "-- Company Rights Plan".


     The discussion of the material terms of the Company's capital stock contained herein is qualified by reference to the Company Certificate, which will be in effect immediately prior to the Distribution, a copy of which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

COMPANY COMMON STOCK

     The Company Certificate (except as to the numbers of authorized shares of capital stock) and the Company By-Laws will be substantially similar to the Restated Certificate of Incorporation of Rockwell (the "Rockwell Certificate") and the By-Laws of Rockwell (the "Rockwell By-Laws"), including provisions establishing a classified Board of Directors, requiring stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders, requiring a supermajority vote to remove a director or to amend or repeal certain provisions of the Company Certificate or the Company By-Laws and precluding stockholders from calling a special meeting of stockholders. See "-- Certain Provisions in the Company Certificate and Company By-Laws".

     Holders of Company Common Stock will be entitled to such dividends as may be declared by the Board of Directors of the Company out of any funds of the Company legally available therefor. Dividends may not be paid on Company Common Stock unless all accrued dividends on Company Preferred Stock, if any, have been paid or set aside. In the event of any liquidation, dissolution or winding up of the Company, the holders of Company Common Stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding Company Preferred Stock. Each holder of Company Common Stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of Company Common Stock will be entitled to cumulate such holder's votes in voting for directors. The Company Certificate provides that, unless otherwise determined by the Board of Directors of the Company, no holder of Company Common Stock will, as such holder, have any right to purchase or subscribe for any stock of any class which the Company may issue or sell.

     Except as described below under "-- Certain Provisions in the Company Certificate and Company By-Laws", the rights, privileges and preferences of Company Common Stock will otherwise be substantially similar to the rights, privileges and preferences of Rockwell Common Stock.

COMPANY PREFERRED STOCK

  GENERAL

     The Company Certificate authorizes the Board of Directors of the Company to establish one or more series of Company Preferred Stock (of up to an aggregate of 25,000,000 shares) and to determine, with respect to any series of Company Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board of Directors of the Company may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series,
(x) the voting rights, if any, of the holders of the shares of the series and
(xi) any other relative rights, preferences and limitations of such series.

     The Board of Directors of the Company believes that the ability of the Board to issue one or more series of Company Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Company Preferred Stock, as well as Company Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. If the approval of the Company's stockholders is not so required, the Board of Directors of the Company may determine not to seek stockholder approval.

     Although the Board of Directors of the Company has no intention at the present time of doing so (other than as described below with respect to the Company Junior Preferred Stock), it could issue a series of Company Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors of the Company will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors of the Company, in so acting, could issue Company Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors of the Company, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

  COMPANY JUNIOR PREFERRED STOCK

     The summary of the material terms of the Company Junior Preferred Stock contained herein is qualified by reference to the provisions of the Company Certificate, a copy of which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

     Prior to the Distribution, the Board of Directors of the Company will authorize the issuance of up to 1,000,000 shares of Company Junior Preferred Stock. The terms of the Company Junior Preferred Stock will be set forth in the Company Certificate. The Company Junior Preferred Stock, when issued upon exercise of the Company Rights, will be fully paid and nonassessable. See
"-- Company Rights Plan".

     Ranking and Redemption. The Company Junior Preferred Stock will rank junior to all series of any other class of Company Preferred Stock with respect to payments of dividends and distribution of assets and will be non-redeemable.

     Dividend Rights. Holders of Company Junior Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, quarterly dividends equal to the greater of (i) $1 or (ii) 100 times the amount of cash dividends and 100 times the amount (payable in kind) of non-cash dividends or other distributions (other than stock dividends of Company Common Stock) declared per share of the Company Common Stock. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled under clause (ii) of the previous sentence will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

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

     Dividends and distributions on the Company Junior Preferred Stock will be declared immediately after the declaration of the dividend or distribution on the Company Common Stock and will be payable quarterly on the second Monday of March, June, September and December in each year (a "Dividend Payment Date"). In the event that no dividend or distribution is declared on Company Common Stock, then a dividend of $1 per share of Company Junior Preferred Stock will nevertheless be payable on the next Dividend Payment Date. The Board of Directors of the Company may fix a record date for the determination of the holders of Company Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date may not be more than 60 days prior to the payment date. Dividends on the Company Junior Preferred Stock will accrue and be cumulative. Accrued and unpaid dividends will not bear interest.

     If quarterly dividends or other dividends or distributions payable on the Company Junior Preferred Stock are in arrears, until all accrued and unpaid dividends and distributions on the Company Junior Preferred Stock are paid in full, the Company may not (i) declare or pay any dividend or distribution with respect to any stock ranking junior to the Company Junior Preferred Stock; (ii) declare or pay any dividend or distribution with respect to any stock ranking on parity with the Company Junior Preferred Stock, other than pro rata distributions made on the Company Junior Preferred Stock and all such parity stock; (iii) redeem or purchase or otherwise acquire shares of Company Junior Preferred Stock or any stock ranking junior to the Company Junior Preferred Stock (provided that the Company may redeem or purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock ranking junior to the Company Junior Preferred Stock); and (iv) redeem or purchase or otherwise acquire shares of any stock ranking on parity with the Company Junior Preferred Stock, except in accordance with a purchase offer made in writing or publication to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, no distributions will be made with respect to (i) any shares of stock ranking junior to the Company Junior Preferred Stock, unless holders of shares of Company Junior Preferred Stock have received an amount per share equal to $100 plus an amount per share equal to any dividends accrued but unpaid thereon, without interest, provided that such holders will be entitled to receive an amount per share equal to 100 times the amount to be distributed per share to holders of Company Common Stock or (ii) any shares of stock ranking on parity with the Company Junior Preferred Stock, except for pro rata distributions made on the Company Junior Preferred Stock and all such parity stock. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

     Voting Rights. Each share of Company Junior Preferred Stock will be entitled to 100 votes per share. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the number of votes to which holders of Company Junior Preferred Stock will be entitled will be adjusted in accordance with the antidilution provisions contained in the Company Certificate. The Company Junior Preferred Stock shall vote together with the Company Common Stock and any other capital stock of the Company having general voting rights as one class on all matters submitted to a vote of stockholders of the Company, except as otherwise provided in a certificate of designation for any other class of Company Preferred Stock filed with the Secretary of State of the State of Delaware or by law. Except as otherwise provided by law, the Company Junior Preferred Stock will have no special voting rights, and except to the extent the Company Junior Preferred Stock is entitled to vote with the Company Common Stock, the consent of the Company Junior Preferred Stock will not be required for taking any corporate action.

     Rights Upon Consolidation, Merger or Combination. If the Company enters into any consolidation, merger, combination or other transaction in which shares of Company Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then each share of Company Junior Preferred Stock will at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) into which

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

or for which each share of Company Common Stock is changed or exchanged. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled with respect to such exchange or change will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

CERTAIN PROVISIONS IN THE COMPANY CERTIFICATE AND COMPANY BY-LAWS

     Except as described below, the Company Certificate and the Company By-Laws will be substantially similar to the Rockwell Certificate and the Rockwell By-Laws. Accordingly, the Company Certificate and the Company By-Laws will contain various provisions intended to (i) promote stability of the Company's stockholder base and (ii) render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company, divert the attention of the Company's directors, officers and employees and adversely affect the independence and integrity of the Company's business. A summary of the material terms of these provisions of the Company Certificate and the Company By-Laws is set forth below.

  CLASSIFIED BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

     Pursuant to the Company Certificate, the number of directors of the Company will be fixed by the Board of Directors of the Company. The directors (other than those elected by the holders of any series of Company Preferred Stock or any other series or class of stock, other than Company Common Stock) will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by stockholders at an Annual Meeting of Stockholders will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the Annual Meeting of Stockholders in 1998, 1999 and 2000. The term of the successors of each such class of directors expires three years from the year of election.

     The Company Certificate provides that except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of Company Preferred Stock and unless the Board of Directors of the Company otherwise determines, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors of the Company resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors of the Company, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors of the Company will shorten the term of any incumbent director. Subject to the rights of holders of any Company Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80 percent of the voting power of all the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Power"), voting together as a single class.

     These provisions of the Company Certificate would preclude a third party from removing incumbent directors and simultaneously gaining control of the Board of Directors of the Company by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors of the Company. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

  FAIR PRICE PROVISION

     The Company Certificate contains a provision (the "Fair Price Provision") pursuant to which a Business Combination (as defined below) between the Company or a subsidiary of the Company and an Interested Stockholder (as defined below) requires approval by the affirmative vote of the holders of not less than 80 percent of the Voting Power, unless the Business Combination is approved by at least two-thirds of the

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

Continuing Directors (as defined below) or certain fair price criteria and procedural requirements specified in the Fair Price Provision and described below are met. If either the requisite Board of Directors approval or the fair price and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the DGCL and the NYSE, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereon.

     The general purpose of the Fair Price Provision is to protect stockholders against so-called front-end loaded or two-tier tender offers which may afford some stockholders a disproportionately higher price for their shares than stockholders receive generally. The Fair Price Provision is intended to help assure the Company's stockholders fair and equitable treatment in the event a third party were to seek to acquire the Company.

     A "Business Combination" is defined as: (i) a merger or consolidation of the Company or any subsidiary with an Interested Stockholder; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or a subsidiary of assets or securities having a value of $25 million or more if an Interested Stockholder is a party to the transaction; (iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder; (iv) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing an Interested Stockholder's proportionate share of the outstanding capital stock of the Company or a subsidiary; or (v) any agreement or contract providing for any of the foregoing.

     An "Interested Stockholder" is defined as any person who is the beneficial owner of 10 percent or more of the Voting Power other than the Company, certain of its subsidiaries, or the employee benefit plans of the Company, any subsidiary or Rockwell and the trustees of such plans. A person is the "beneficial owner" of stock that such person, directly or indirectly, owns or has the right to acquire or vote. The Company is not aware of any person or group who would have been within the definition of an "Interested Stockholder" if the Distribution had occurred on July 31, 1997.

     "Fair Price" Criteria. Under the Fair Price Provision, the fair price criteria that must be satisfied to avoid the 80 percent stockholder voting requirement include the requirements that the consideration paid to the Company's stockholders in a Business Combination must be (i) either cash or the same form of consideration used by the Interested Stockholder in acquiring its beneficial ownership of the largest number of shares of the relevant class or series of the Company's capital stock acquired by the Interested Stockholder and
(ii) at least equal to the highest of (A) the highest per share price paid by or on behalf of the Interested Stockholder in the two-year period immediately preceding the date of the first public announcement of the proposal of the Business Combination or in the transaction in which it became an Interested Stockholder, whichever is higher, (B) the fair market value per share of the relevant class or series of the Company's capital stock on the date the Interested Stockholder became an Interested Stockholder or the date of the first public announcement of the proposal of the Business Combination, whichever is higher, or (C) the liquidation preference of the relevant class or series of the Company's capital stock (other than Company Common Stock). The Interested Stockholder would be required to meet the fair price criteria with respect to each class of the Company's capital stock, whether or not the Interested Stockholder beneficially owned shares of that class prior to proposing the Business Combination. If the Business Combination does not involve any cash or other property being received by any of the other stockholders, such as a sale of assets or an issuance of the Company's securities to an Interested Stockholder, then the fair price criteria discussed above would not apply, and approval by the holders of 80 percent of the Voting Power would be required unless the transaction were approved by at least two-thirds of the Continuing Directors.

     Procedural Requirements. Under the Fair Price Provision, even if the foregoing fair price criteria are met, the following procedural requirements must be met if the Business Combination is not to require approval by at least two-thirds of the Continuing Directors or approval by the holders of 80 percent of the Voting Power: (i) the Company, after the Interested Stockholder became an Interested Stockholder, must not have failed to pay full quarterly dividends on the Company Preferred Stock, if any, or reduced the rate of dividends paid on the Company Common Stock, unless such failure or reduction was approved by at least two-thirds of the Continuing Directors; (ii) the Interested Stockholder must not have acquired at any time after becoming an Interested Stockholder any additional shares of the Company's capital stock in any transaction unless after giving effect to such acquisition there would be no increase in the Interested Stockholder's percentage beneficial ownership of any class of the Company's capital stock; (iii) the Interested Stockholder must not have received (other than proportionately as a stockholder) at any time after becoming an Interested Stockholder, whether in connection with the proposed Business Combination or otherwise, the benefit of any loans or other financial assistance or any tax advantages provided by the Company; (iv) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Exchange Act must have been mailed to all stockholders of the Company at least 30 days prior to the consummation of the Business Combination; and (v) the Interested Stockholder must not have made any material change in the Company's business or equity capital structure without the approval of at least two-thirds of the Continuing Directors.

     Continuing Director Approval. If the Business Combination with an Interested Stockholder is approved by at least two-thirds of the Continuing Directors, neither the fair price criteria and other procedural requirements nor the 80 percent stockholder vote requirement would be applicable. A "Continuing Director" is any member of the Board of Directors of the Company who is not affiliated or associated with or a representative of the Interested Stockholder and who was a director of the Company prior to the time the Interested Stockholder became an Interested Stockholder, and any successor to such Continuing Director who is not affiliated or associated with or a representative of an Interested Stockholder and who was recommended or elected by at least two-thirds of the Continuing Directors.

     80 Percent Stockholder Vote. If the fair price criteria and procedural requirements are not satisfied and the Business Combination is not approved by at least two-thirds of the Continuing Directors, the Fair Price Provision requires the approval of the holders of 80 percent of the Voting Power, voting as a single class, in addition to any vote required by law or otherwise. If the fair price criteria and other procedural requirements were met or at least two-thirds of the Continuing Directors approved a particular Business Combination, the normal voting requirements of the DGCL and the NYSE would apply. Under current provisions of the DGCL, certain mergers, consolidations, reclassifications of securities, sales of substantially all assets and plans of dissolution would have to be approved by the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereon. Under the current rules of the NYSE, on which shares of Company Common Stock are to be listed, the issuance of additional shares of Company Common Stock aggregating 20 percent of the outstanding shares could, under certain circumstances, require approval by a majority of the votes cast by the holders of the shares of the stock of the Company entitled to vote thereon. Certain other transactions, such as sales of less than substantially all assets, mergers involving a 90%-owned subsidiary and recapitalizations not involving any amendments to the Company Certificate, would not require stockholder approval under the DGCL or NYSE rules, although such transactions may constitute Business Combinations subject to the Fair Price Provision.

     Amendment of the Fair Price Provision. Any amendment or repeal of the Fair Price Provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the Voting Power, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the DGCL would require the affirmative vote of the holders of a majority of the outstanding shares of the Company's stock entitled to vote thereon.

  SPECIAL STOCKHOLDERS' MEETINGS AND RIGHT TO ACT BY WRITTEN CONSENT

     The Company Certificate and the Company By-Laws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the entire Board of Directors of the Company. Stockholders are not permitted to call, or to require that the Board of Directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by the Company. In addition, the Company Certificate provides that any action taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

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

     The provisions of the Company Certificate and the Company By-Laws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the Voting Power from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board of Directors of the Company by calling a special meeting of stockholders prior to the time the Board believes such consideration to be appropriate.

  PROCEDURES FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Company By-Laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of stockholders of the Company (the "Stockholder Notice Procedure").

     Only those stockholder nominees who are nominated in accordance with the Stockholder Notice Procedure will be eligible for election as directors of the Company. Under the Stockholder Notice Procedure, notice of stockholder nominations to be made at an annual meeting (or of any other business to be brought before such meeting) must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, in the case of the 1998 Annual Meeting of Stockholders or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company.

     The Company By-Laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. Nominations for election to the Company's Board of Directors may be made at a special meeting at which directors are to be elected only by or at the Company's Board of Directors direction or by a stockholder who has given timely notice of nomination. Under the Stockholder Notice Procedure, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made. Stockholders will not be able to bring other business before special meetings of stockholders.

     The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of the Company's Board of Directors or by a stockholder who has given timely written notice (as set forth above) to the Company of such stockholder's intention to bring such business before such meeting.

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate an individual for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder, including without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance

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

with the Stockholder Notice Procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Company's Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company's Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Company's Board of Directors, will provide the Company's Board of Directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with the Company's Board of Directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Company By-Laws do not give the Company's Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  AMENDMENT OF THE COMPANY CERTIFICATE AND COMPANY BY-LAWS

     The Company Certificate provides that the affirmative vote of at least 80 percent of the Voting Power, voting together as a single class, would be required to (i) amend or repeal the provisions of the Company Certificate with respect to (A) the election of directors, (B) the right to call a special stockholders' meeting and (C) the right to act by written consent, (ii) adopt any provision inconsistent with such provisions and (iii) amend or repeal the provisions of the Company Certificate with respect to amendments to the Company Certificate or the Company By-Laws. In addition, the Company Certificate provides that the Board of Directors of the Company may make, alter, amend and repeal the by-laws of the Company and that the amendment or repeal by stockholders of any by-laws of the Company would require the affirmative vote of at least 80 percent of the Voting Power, voting together as a single class.

COMPANY RIGHTS PLAN

     The Company's Board of Directors will declare a dividend of one preferred share purchase right ("Company Right") to be paid in respect of each share of Company Common Stock to be issued in the Distribution. Each Company Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Company Junior Preferred Stock, at a price to be established by the Board of Directors of the Company at the time the Company Rights Agreement is entered into (the "Purchase Price"), subject to adjustment. The description and terms of the Company Rights will be set forth in a Rights Agreement (the "Company Rights Agreement") to be entered into between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Company Common Stock or (ii) 10 business days (or such later date as may be determined by the Company's Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Company Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Company Rights will be attached to Company Common Stock and the Company Rights will be owned by the registered owners of Company Common Stock.

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

     The Company Rights Agreement will provide that, until the Rights Distribution Date (or until the earlier redemption or expiration of the Company Rights), (i) the Company Rights will be transferred with and only with the Company Common Stock, (ii) certificates representing Company Common Stock and initial transaction statements in respect of shares of Company Common Stock registered in book-entry form will contain a notation incorporating the terms of the Company Rights by reference and (iii) the transfer of any shares of Company Common Stock will also constitute the transfer of the Company Rights associated therewith. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Company Rights ("Rights Certificates") will be mailed to holders of record of the Company Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Company Rights.

     The Company Rights will not be exercisable until the Rights Distribution Date. The Company Rights will expire on the tenth anniversary of the Distribution (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Company Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Company Junior Preferred Stock or other securities or property issuable, upon exercise of the Company Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Company Junior Preferred Stock, (ii) upon the grant to holders of shares of Company Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Company Junior Preferred Stock at a price, or securities convertible into shares of Company Junior Preferred Stock with a conversion price, less than the then current market price of the shares of Company Junior Preferred Stock or (iii) upon the distribution to holders of shares of Company Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Company Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Company Rights and the number of one one-hundredths of a share of Company Junior Preferred Stock issuable upon exercise of each Company Right will also be subject to adjustment in the event of a stock split of the Company Common Stock or a stock dividend on the Company Common Stock payable in Company Common Stock or subdivisions, consolidations or combinations of the Company Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     Shares of Company Junior Preferred Stock purchasable upon exercise of the Company Rights will not be redeemable. Each share of Company Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Company Common Stock whenever such dividend is declared. In the event of liquidation, the holders of Company Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Company Common Stock. Each share of Company Junior Preferred Stock will have 100 votes, voting together with the Company Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each share of Company Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Company Common Stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Company Junior Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Company Junior Preferred Stock purchasable upon exercise of each Company Right should approximate the value of one share of Company Common Stock.

     In the event that, at any time after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Company Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Company Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Company Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Company Right, other than

Company Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Company Junior Preferred Stock, that number of shares of Company Common Stock having a market value of two times the exercise price of the Company Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Company Common Stock, the Company's Board of Directors may exchange the Company Rights for Company Common Stock or Company Junior Preferred Stock (other than Company Rights owned by such person or group, which will have become void after such person became an Acquiring Person), in whole or in part, at an exchange ratio of one share of Company Common Stock, or one hundredth of a share of Company Junior Preferred Stock (or of a share of another series of Company Preferred Stock having equivalent rights, preferences and privileges), per Company Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Company Junior Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Company Junior Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Company Junior Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Company Common Stock, the Board of Directors of the Company may redeem the Company Rights in whole, but not in part, at a price of $.01 per Company Right (the "Redemption Price"). The redemption of the Company Rights may be made effective at such time, on such basis and with such conditions as the Company's Board of Directors may determine, in its sole discretion. Immediately upon any redemption of the Company Rights, the right to exercise the Company Rights will terminate and the only right of the holders of Company Rights will be to receive the Redemption Price.

     The terms of the Company Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Company Rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20% to not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Company Rights.

     Until a Company Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Company Rights will have certain anti-takeover effects. The Company Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of the Company Rights being acquired. The Company Rights should not interfere with any merger or business combination approved by the Company's Board of Directors, since the Company Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

     The foregoing summary of the material terms of the Company Rights is qualified by reference to the form of the Company Rights Agreement, which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

ANTI-TAKEOVER LEGISLATION

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the DGCL, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Company Certificate does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The DGCL permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. The Company Certificate provides that Company directors are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.

     The DGCL provides for indemnification of directors, officers, employees and agents subject to certain limitations. The Company By-Laws and the appendix thereto provide for the indemnification of directors, officers, employees and agents of the Company to the extent permitted by Delaware law. It is expected that the Company's directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

                             INDEX TO DEFINED TERMS

                                        PAGE
                                       ------
1997 LTIP..............................     54
1997 LTIP Participants.................     55
ABS....................................     31
Acquiring Person.......................     70
Allen-Bradley..........................     54
Automotive Business....................      7
beneficial owner.......................     67
Business Combination...................     67
change of control......................     58
Code...................................      6
Commission.............................      4
Common Stock...........................      1
Company................................      5
Company By-Laws........................      9
Company Certificate....................      9
Company Common Stock...................      1
Company Junior Preferred Stock.........     63
Company Options........................     23
Company Participants...................     22
Company Preferred Stock................     63
Company Right..........................     70
Company Rights Agreement...............     70
Compensation Committee.................     47
Continuing Director....................     68
Credit Facility........................     25
DGCL...................................     16
Directors Plan.........................     58
Distribution...........................      1
Distribution Agent.....................      6
Distribution Agreement.................     21
Distribution Date......................      6
Dividend Payment Date..................     65
Electronics Business...................     17
Employee Matters Agreement.............     22
Exchange Act...........................      4
Fair Price Provision...................     66
Final Expiration Date..................     71
Financial Ratio........................     41
freestanding SAR.......................     56
HVS....................................      7
ICP....................................     60

                                        PAGE
                                       ------
Interested Stockholder.................     67
interested stockholder.................     73
IRS....................................      6
LIBOR..................................     25
LVS....................................      7
Named Executive Officers...............     50
NYSE...................................      1
OEMs...................................     13
Pre-Distribution Payment...............      8
Purchase Price.........................     70
Ratings Grid...........................     41
Record Date............................      1
Redemption Price.......................     72
Registration Statement.................      4
restricted stock.......................     56
Retention Payment......................     51
Rights Agent...........................     70
Rights Certificates....................     71
Rights Distribution Date...............     70
Rockwell...............................      1
Rockwell 1988 LTIP.....................     23
Rockwell 1995 LTIP.....................     23
Rockwell By-Laws.......................     63
Rockwell Certificate...................     63
Rockwell Common Stock..................      1
Rockwell Junior Preferred Stock........     18
Rockwell Option Plans..................     51
Rockwell Options.......................     23
Rockwell Savings Plan..................     15
SARs...................................     54
Securities Act.........................     19
stock options..........................     50
Stockholder Notice Procedure...........     69
tandem SAR.............................     56
Tax Allocation Agreement...............     24
Tax Ruling.............................      6
Transfer Agent.........................      6
Transition Agreement...................     24
Voting Power...........................     66
WABCO..................................     31

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                                        PAGE
                                                                                        ----
AUTOMOTIVE BUSINESS
Independent Auditors' Report..........................................................   F-2
Combined Balance Sheet as of September 30, 1995 and 1996 and (Unaudited) June 30,
  1997................................................................................   F-3
Combined Statement of Income for the years ended September 30, 1994, 1995 and 1996 and
  (Unaudited) the nine months ended June 30, 1996 and 1997............................   F-4
Combined Statement of Cash Flows for the years ended September 30, 1994, 1995 and 1996
  and (Unaudited) the nine months ended June 30, 1996 and 1997........................   F-5
Notes to Combined Financial Statements................................................   F-6
Independent Auditors' Report..........................................................  F-19
Schedule II -- Valuation and Qualifying Accounts......................................  F-20
MERITOR AUTOMOTIVE, INC.
Independent Auditors' Report..........................................................  F-21
Balance Sheet as of June 10, 1997 and Note to Balance Sheet...........................  F-22

                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareowners of
Rockwell International Corporation:

     We have audited the accompanying combined balance sheet of the Automotive Business of Rockwell International Corporation (Rockwell), as described in Note 1 to the financial statements, as of September 30, 1996 and 1995, and the related combined statements of income and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of Rockwell's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Automotive Business of Rockwell at September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
June 10, 1997

                              AUTOMOTIVE BUSINESS

                             COMBINED BALANCE SHEET
                                 (IN MILLIONS)

                                                                     SEPTEMBER 30,
                                                                    ---------------    JUNE 30,
                                                                     1995     1996       1997
                                                                    ------   ------   -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS
Cash..............................................................  $   62   $   74     $    68
Receivables (less allowance for doubtful accounts: 1995, $8; 1996,
  $14; 1997, $9)..................................................     454      485         564
Inventories.......................................................     319      294         302
Other current assets..............................................     107      140         140
                                                                    ------   ------      ------
          Total current assets....................................     942      993       1,074
                                                                    ------   ------      ------
PROPERTY
Property at cost..................................................   1,535    1,558       1,551
Less accumulated depreciation.....................................     888      912         940
                                                                    ------   ------      ------
Property, net.....................................................     647      646         611
                                                                    ------   ------      ------
OTHER ASSETS......................................................     177      194         212
                                                                    ------   ------      ------
          TOTAL ASSETS............................................  $1,766   $1,833     $ 1,897
                                                                    ======   ======      ======

CURRENT LIABILITIES
Short-term debt...................................................  $   14   $    8     $    23
Accounts payable..................................................     420      441         464
Accrued compensation and benefits.................................     116      124         134
Other current liabilities.........................................     176      191         173
                                                                    ------   ------      ------
          Total current liabilities...............................     726      764         794
LONG-TERM DEBT....................................................      31       24          21
ACCRUED RETIREMENT BENEFITS.......................................     395      391         392
OTHER LIABILITIES.................................................      29       26          23
MINORITY INTERESTS................................................      24       29          36
ROCKWELL'S NET INVESTMENT.........................................     561      599         631
                                                                    ------   ------      ------
          TOTAL LIABILITIES AND ROCKWELL'S NET INVESTMENT.........  $1,766   $1,833     $ 1,897
                                                                    ======   ======      ======

                  See notes to combined financial statements.

                              AUTOMOTIVE BUSINESS

                          COMBINED STATEMENT OF INCOME
                                 (IN MILLIONS)

                                                                                     NINE MONTHS
                                                        YEAR ENDED SEPTEMBER 30,   ENDED JUNE 30,
                                                        ------------------------   ---------------
                                                         1994     1995     1996     1996     1997
                                                        ------   ------   ------   ------   ------
                                                                                     (UNAUDITED)
Sales.................................................  $2,653   $3,125   $3,144   $2,397   $2,467
Cost of sales.........................................   2,371    2,744    2,747    2,098    2,135
                                                        ------   ------   ------   ------   ------
GROSS MARGIN..........................................     282      381      397      299      332
Selling, general, and administrative..................     191      203      215      158      168
Restructuring.........................................      --       --       36        6       --
                                                        ------   ------   ------   ------   ------
OPERATING EARNINGS....................................      91      178      146      135      164
Other income - net....................................       9       18       46       21       10
Interest expense......................................     (12)     (11)     (10)      (8)      (6)
                                                        ------   ------   ------   ------   ------
INCOME BEFORE INCOME TAXES............................      88      185      182      148      168
Provision for income taxes............................      37       62       68       54       68
                                                        ------   ------   ------   ------   ------
          NET INCOME..................................  $   51   $  123   $  114   $   94   $  100
                                                        ======   ======   ======   ======   ======

                  See notes to combined financial statements.

                              AUTOMOTIVE BUSINESS

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN MILLIONS)

                                                                                     NINE MONTHS
                                                             YEAR ENDED SEPTEMBER    ENDED JUNE
                                                                      30,                30,
                                                             ---------------------   -----------
                                                             1994    1995    1996    1996   1997
                                                             -----   -----   -----   ----   ----
                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income.................................................  $  51   $ 123   $ 114   $ 94   $100
Adjustments to net income to arrive at cash provided by
  operating activities:
  Depreciation and amortization............................     93      97     102     75     76
  Loss (gain) on sale of property and businesses...........      4      (5)    (19)   (18)    --
  Restructuring, net of expenditures.......................     --      --      26      6     --
  Deferred income taxes....................................    (13)    (11)    (20)    (3)    (4)
  Net pension expense, net of contributions................     19      26      23     19     18
  Changes in assets and liabilities, excluding effects of
     acquisitions, divestitures, and foreign currency
     adjustments:
     Receivables...........................................    (51)    (33)    (32)   (50)   (98)
     Inventories...........................................      4     (39)     19      8    (12)
     Accounts payable......................................     47      56      24     --     39
     Other assets and liabilities..........................      2     (11)    (40)   (21)   (20)
                                                             -----   -----   -----   ----   ----
          CASH PROVIDED BY OPERATING ACTIVITIES............    156     203     197    110     99
                                                             -----   -----   -----   ----   ----
INVESTING ACTIVITIES
Capital expenditures.......................................   (102)   (119)   (144)   (87)   (59)
Acquisitions of businesses and investments.................     (2)    (19)    (15)   (10)   (16)
Proceeds from the disposition of property and businesses...      5      11      58     50      6
                                                             -----   -----   -----   ----   ----
          CASH USED FOR INVESTING ACTIVITIES...............    (99)   (127)   (101)   (47)   (69)
                                                             -----   -----   -----   ----   ----
FINANCING ACTIVITIES
(Decrease) increase in short-term borrowings...............    (14)     --      (3)     7     17
Decrease in long-term debt.................................     (3)     (9)     (7)    (3)    (3)
Net transfers to Rockwell..................................    (24)    (71)    (74)   (52)   (50)
                                                             -----   -----   -----   ----   ----
          CASH USED FOR FINANCING ACTIVITIES...............    (41)    (80)    (84)   (48)   (36)
                                                             -----   -----   -----   ----   ----
INCREASE (DECREASE) IN CASH................................     16      (4)     12     15     (6)
CASH AT BEGINNING OF PERIOD................................     50      66      62     62     74
                                                             -----   -----   -----   ----   ----
CASH AT END OF PERIOD......................................  $  66   $  62   $  74   $ 77   $ 68
                                                             =====   =====   =====   ====   ====

                  See notes to combined financial statements.

                              AUTOMOTIVE BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION


     On March 17, 1997, Rockwell International Corporation (Rockwell) announced its intention to transfer its automotive businesses (the Automotive Business) into a newly formed entity, Meritor Automotive, Inc. (formerly named 111 Holdings, Inc.) (the Company). The shares of the Company will be distributed to the shareowners of Rockwell in a tax-free spin-off, with each Rockwell shareowner receiving one share of Company common stock (including the associated right) for every three shares of Rockwell common stock owned. The Company will become a separately traded, public company. Prior to the spin-off, the Company will make a special payment of approximately $445 million to Rockwell, which will be financed through bank borrowings. The transaction, which is subject to several conditions, including receipt of a ruling by the Internal Revenue Service that the transaction qualifies as a tax-free distribution and final approval of Rockwell's board of directors, is expected to be completed by September 30, 1997.


     The accompanying financial statements present the historical financial position, results of operations and cash flows of the ongoing Automotive businesses of Rockwell to be spun off, and are not necessarily indicative of what the financial position, results of operations or cash flows would have been had the Automotive Business been an independent public company during the periods presented. The actual assets and liabilities to be spun off are subject to final determination, based on execution of a definitive Distribution Agreement, which will occur shortly before the spin-off date.

     The financial statements of the Automotive Business have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     Rockwell provides certain services to the Automotive Business's United States (U.S.) businesses, including payroll and employee benefits administration, data processing, and telecommunications services. Rockwell administers certain programs in which the Automotive Business's U.S. operations participate, including active medical and insurance programs. Costs for these services and programs are billed to the Automotive Business based on actual usage and are included in the Automotive Business's statement of income. These costs totaled $31 million, $27 million and $25 million in fiscal years 1994, 1995 and 1996, respectively, and $23 million and $21 million for the nine-month periods ended June 30, 1996 and 1997, respectively. Management believes that the methods of billing these costs are reasonable and that the costs charged to the Automotive Business are approximately that which would be incurred on a stand-alone basis.

     Rockwell also provides management to the Automotive Business, including corporate oversight, financial, legal, tax, corporate communications, and human resources. The costs of providing these services are included in selling, general and administrative expense on the statement of income and were $31 million, $34 million and $27 million in fiscal years 1994, 1995 and 1996, respectively, and $21 million for each of the nine-month periods ended June 30, 1996 and 1997 and have been allocated to the Automotive Business based on the Automotive Business's sales in proportion to total Rockwell sales. Management believes that the method of allocating these costs to the Automotive Business is reasonable. Management estimates the cost of providing these services on a stand-alone basis to be approximately $17 million per year.

     The Automotive Business's U.S. and certain of its non-U.S. operations participate in Rockwell centralized cash management systems wherein receipts are centrally deposited and disbursements are centrally funded. Accordingly, the financial statements exclude cash, debt and interest income and expense in countries with centralized cash management systems. Accounts payable includes $18 million, $22 million and $19 million as of September 30, 1995 and 1996 and June 30, 1997, respectively, related to outstanding checks drawn on centralized disbursement accounts.

     The balance sheet includes $35 million of cash related to wholly-owned subsidiaries of the Automotive Business, plus all cash balances related to consolidated subsidiaries that are not wholly-owned. Rockwell intends to retain all other cash balances.

                              AUTOMOTIVE BUSINESS

     The results of operations for the nine months ended June 30, 1997 are not necessarily indicative of the results for the full year. In the opinion of management, the unaudited interim financial statements contain all adjustments, consisting solely of adjustments of a normal recurring nature, necessary to present fairly the assets and liabilities, results of operations, and cash flows for the periods presented. At the end of each interim reporting period management makes an estimate of the effective tax rate expected to be applicable for the full fiscal year. The rate so determined is used in providing for income taxes on a year-to-date basis. All amounts in the financial statements as of or for the nine months ended June 30, 1996 and 1997 are unaudited.

2.  ACCOUNTING POLICIES

  Basis of Combination

     The combined financial statements of the Automotive Business include all majority-owned subsidiaries of Rockwell which relate solely to the Automotive Business and Automotive Business divisions of certain majority-owned subsidiaries of Rockwell. All significant accounts and transactions between Automotive locations have been eliminated. Intercompany accounts receivable and payable between the Automotive Business and Rockwell or its subsidiaries as of the date of the spin-off will be canceled or otherwise eliminated. Investments in affiliates which are not majority-owned are reported using the equity method.

  Inventories

     Inventories are stated at the lower of cost (using LIFO, FIFO, or average methods) or market (determined on the basis of estimated realizable values).

  Tooling

     Costs incurred by the Automotive Business for certain engineering and tooling projects, principally on passenger car and light truck platforms, for which customer reimbursement is anticipated are classified as other current assets on the accompanying balance sheet. Provisions for losses are provided at the time management anticipates engineering and tooling costs to exceed anticipated customer reimbursement. Company-owned tooling is classified as property and depreciated over its expected life or the life of the related vehicle platform, whichever is shorter.

  Property

     Property is stated at cost. Depreciation of property is based on estimated useful lives generally using the straight-line method. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amount, are charged to expense.

  Intangible Assets

     Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at the date of acquisition and is amortized by the straight-line method over periods ranging from 5 to 40 years.

  Impairment of Long-Lived Assets


     The Automotive Business evaluates the carrying value of long-lived assets for possible impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".



  Revenue Recognition



     Revenues are generally recognized upon shipment of products to customers.

                              AUTOMOTIVE BUSINESS

  Environmental Matters

     The Automotive Business records accruals for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Automotive Business records a liability for its allocable share of costs related to its involvement with the site as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which the Automotive Business is the only responsible party, the Automotive Business records a liability for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. If recovery from a third party is determined to be probable, the Automotive Business records a receivable for the estimated recovery.

  New Accounting Standards

     In 1996, the Automotive Business adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ". The adoption of this standard did not have a material effect on the financial statements.

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1, "Environmental Remediation Liabilities", which is effective for fiscal year 1998. Management does not expect adoption of this statement to have a material effect on the financial statements.

3.  RESTRUCTURING

     During 1996, the Automotive Business recorded restructuring charges of $36 million ($24 million after tax) related to rationalizing manufacturing processes at several locations, mostly outside the United States. The provision includes severance and other employee costs of $22 million related to 1,400 employees, asset impairments of $8 million, and other costs of $6 million. Approximately $10 million had been paid by September 30, 1996 and the remaining restructuring actions are expected to be substantially completed by the end of the 1997 fiscal year.

4.  INVENTORIES

     Inventories are summarized as follows (in millions):

                                                                    SEPTEMBER
                                                                       30,
                                                                   -----------    JUNE 30,
                                                                   1995   1996      1997
                                                                   ----   ----   -----------
                                                                                 (UNAUDITED)
    Finished goods...............................................  $109   $114      $ 114
    Work in process..............................................   163    146        132
    Raw materials, parts, and supplies...........................   100     88        110
                                                                   ----   ----       ----
    Total........................................................   372    348        356
    Less allowance to adjust the carrying value of certain
      inventories (1995, $144; 1996, $125) to a LIFO basis.......    53     54         54
                                                                   ----   ----       ----
    Inventories..................................................  $319   $294      $ 302
                                                                   ====   ====       ====

                              AUTOMOTIVE BUSINESS

5.  OTHER CURRENT ASSETS

     Other current assets are summarized as follows (in millions):

                                                                    SEPTEMBER
                                                                       30,
                                                                   -----------    JUNE 30,
                                                                   1995   1996      1997
                                                                   ----   ----   -----------
                                                                                 (UNAUDITED)
    Current deferred income taxes (see Note 13)..................  $ 77   $ 95      $  96
    Customer tooling.............................................    16     21         20
    Prepaid expenses.............................................     9     11         11
    Other........................................................     5     13         13
                                                                   ----   ----       ----
    Other current assets.........................................  $107   $140      $ 140
                                                                   ====   ====       ====

6.  PROPERTY

     Property is summarized as follows (in millions):

                                                                 SEPTEMBER 30,
                                                                ---------------    JUNE 30,
                                                                 1995     1996       1997
                                                                ------   ------   -----------
                                                                                  (UNAUDITED)
    Property at cost:
      Land and land improvements..............................  $   33   $   32     $    31
      Buildings...............................................     299      282         282
      Machinery and equipment.................................     947      950         978
      Company-owned tooling...................................     178      188         193
      Construction in progress................................      78      106          67
                                                                ------   ------      ------
    Total.....................................................   1,535    1,558       1,551
    Less accumulated depreciation.............................     888      912         940
                                                                ------   ------      ------
    Property, net.............................................  $  647   $  646     $   611
                                                                ======   ======      ======

7.  OTHER ASSETS

     Other assets are summarized as follows (in millions):

                                                                    SEPTEMBER
                                                                       30,
                                                                   -----------    JUNE 30,
                                                                   1995   1996      1997
                                                                   ----   ----   -----------
                                                                                 (UNAUDITED)
    Net deferred income taxes (see Note 13)......................  $ 60   $ 66      $  69
    Goodwill (net of accumulated amortization of: 1995, $16;
      1996, $18; 1997, $21)......................................    40     45         43
    Investments in affiliates....................................    37     38         46
    Prepaid pension costs (see Note 11)..........................    24     26         28
    Other........................................................    16     19         26
                                                                   ----   ----       ----
    Other assets.................................................  $177   $194      $ 212
                                                                   ====   ====       ====

                              AUTOMOTIVE BUSINESS

8.  OTHER CURRENT LIABILITIES

     Other current liabilities are summarized as follows (in millions):

                                                                    SEPTEMBER
                                                                       30,
                                                                   -----------    JUNE 30,
                                                                   1995   1996      1997
                                                                   ----   ----   -----------
                                                                                 (UNAUDITED)
    Accrued product warranties...................................  $ 90   $ 99      $  89
    Accrued taxes other than income taxes........................    26     24         28
    Accrued restructuring........................................    --     19          9
    Other........................................................    60     49         47
                                                                   ----   ----       ----
    Other current liabilities....................................  $176   $191      $ 173
                                                                   ====   ====       ====

     The $18 million reduction in other current liabilities from September 1996 to June 1997 primarily relates to lower warranty accrual requirements and the funding of the restructuring charge in 1996.

9.  FINANCIAL INSTRUMENTS

     The Automotive Business's financial instruments include cash, short- and long-term debt, and foreign currency forward exchange contracts. As of September 30, 1995 and 1996 and June 30, 1997, the carrying values of the Automotive Business's financial instruments approximated their fair values based on prevailing market prices and rates.

     It is the policy of the Automotive Business not to enter into derivative financial instruments for speculative purposes. The Automotive Business does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $82 million, $85 million, and $129 million at September 30, 1995 and 1996, and June 30, 1997, respectively. The Automotive Business does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

10. RETIREMENT MEDICAL PLANS

     The Automotive Business has retirement medical plans which cover most of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.

     The components of retirement medical expense are as follows (in millions):

                                                                          1994   1995   1996
                                                                          ----   ----   ----
    Service cost - benefits attributed to service during the year.......  $ 3    $ 2    $ 2
    Interest accrued on accumulated retirement medical obligation.......   25     27     27
    Amortization of plan amendments and net actuarial losses............   (3)    (3)    (1)
                                                                          ----   ----   ----
    Retirement medical expense..........................................  $25    $26    $28
                                                                          ====   ====   ====

                              AUTOMOTIVE BUSINESS

     The retirement medical obligation at September 30, 1995 and 1996 is comprised of the following (in millions):

                                                                           SEPTEMBER 30,
                                                                           --------------
                                                                           1995     1996
                                                                           ----     -----
    Accumulated retirement medical obligation:
      Retirees...........................................................  $303     $ 336
      Employees eligible to retire.......................................    21        20
      Employees not eligible to retire...................................    45        35
                                                                           ----     -----
              Total......................................................   369       391
    Unamortized amounts:
      Plan amendments....................................................    26        22
      Actuarial (losses) gains:
         Discount rate...................................................   (42)      (35)
         Health care cost trend..........................................    21        30
         Demographic and other...........................................   (63)     (104)
                                                                           ----     -----
    Recorded liability...................................................  $311     $ 304
                                                                           ====     =====
    Assumptions used (June 30 measurement date):
      Discount rate......................................................   7.5%     7.75%
      Health care cost trend rates (decreasing to 5.5% after 2015).......   8.5%      8.0%

     The actuarial losses relating to demographics are due principally to earlier than assumed retirements resulting from plant closures and restructuring actions. The net actuarial losses will be considered in the determination of retirement medical expense in the future.

     Changing the health care cost trend rates by one percentage point would change the accumulated retirement medical obligation at September 30, 1996 by approximately $29 million and would change retirement medical expense by approximately $2 million. Retirement medical payments totaled $31 million, $30 million and $35 million for 1994, 1995 and 1996, respectively.

11. RETIREMENT PENSION PLANS

     The Automotive Business participates in a Rockwell pension plan which provides for monthly pension payments to eligible U.S. employees upon retirement. Pension benefits for U.S. salaried employees are based on years of credited service and compensation. Pension benefits for certain U.S. hourly employees are based on years of service and specified benefit amounts.

     In connection with the spin-off, Rockwell will retain the obligation for vested benefits earned by the Automotive Business participants in the U.S. pension plan and all related assets. The Automotive Business will establish a pension plan with substantially similar benefits and which credits participants for service earned with Rockwell. The benefits payable under the Automotive Business plan will be equal to the difference between the total benefit earned with both companies and the vested benefit obligation retained by Rockwell. Accordingly, the balance sheet includes a liability for the U.S. pension plan equal to the excess of the projected benefit obligation over the vested benefit obligation retained by Rockwell. For the U.S. pension plan, the statement of income includes interest cost on the obligation to be assumed by the Automotive Business.

     Certain non-U.S. pension plans, which relate solely to employees and retirees of the Automotive Business, will be assumed by the Automotive Business.

                              AUTOMOTIVE BUSINESS

     Net pension expense consisted of the following (in millions):

                                                                        1994   1995   1996
                                                                        ----   ----   ----
    Service cost - benefits earned during the year....................  $ 15   $ 14   $ 16
    Interest accrued on projected benefit obligation..................    13     16     17
    Assumed return on plan assets.....................................   (11)   (12)   (12)
    Amortization of unrecognized amounts..............................     4     11      4
                                                                        ----   ----   ----
    Net pension expense...............................................  $ 21   $ 29   $ 25
                                                                        ====   ====   ====

     The following table reconciles the funded status of the pension assets and liabilities to be assumed by the Automotive Business to amounts included in the balance sheet (in millions):


                                                        1995                        1996
                                              -------------------------   -------------------------
                                              PLANS WITH    PLANS WITH    PLANS WITH    PLANS WITH
                                                ASSETS      ACCUMULATED     ASSETS      ACCUMULATED
                                               EXCEEDING     BENEFITS      EXCEEDING     BENEFITS
                                              ACCUMULATED    EXCEEDING    ACCUMULATED    EXCEEDING
                                               BENEFITS       ASSETS       BENEFITS       ASSETS
                                              -----------   -----------   -----------   -----------
    Accumulated benefit obligation,
      principally vested....................     $  92         $ 100         $  94         $  96
    Effects of projected compensation
      increases.............................         4            42             7            41
                                                 -----         -----         -----         -----
    Projected benefit obligation............        96           142           101           137
    Fair value of plan assets...............       113            29           136            25
                                                 -----         -----         -----         -----
    Plan assets in excess of (less than)
      projected benefit obligation..........        17          (113)           35          (112)
    Items not yet recognized in the balance
      sheet:
      Net actuarial losses (gains)..........        11            21            (5)           10
      Prior service cost....................        15             5            14             3
      Remaining initial net asset...........       (19)           (5)          (18)           (4)
    Unfunded pension adjustment.............        --            (7)           --            (4)
                                                 -----         -----         -----         -----
    Prepaid (accrued) pension costs at
      September 30..........................     $  24         $ (99)        $  26         $(107)
                                                 =====         =====         =====         =====

        Assumptions used (June 30 measurement date):

                                                                      1995         1996
                                                                    --------     ---------
    Discount rate.................................................   7.5-8.0%     7.75-8.0%
    Compensation increase rate....................................       4.5%      4.0-4.5%
    Long-term rate of return on plan assets.......................       9.0%          9.0%

     The Automotive Business also participates in certain Rockwell defined contribution savings plans for eligible employees. Expense related to these plans was $5 million for 1994 and $6 million each for 1995 and 1996.

                              AUTOMOTIVE BUSINESS

12.  OTHER INCOME - NET

     Other income - net is comprised of the following (in millions):

                                                                          1994   1995   1996
                                                                          ----   ----   ----
    Gain (loss) on the sale of property and businesses..................  $(4)   $ 5    $19
    Equity in earnings of affiliates....................................    6      6     11
    Minority interests..................................................   (6)    (8)   (11)
    Interest income.....................................................    3      4      4
    Insurance settlement................................................   --     --     15
    Other...............................................................   10     11      8
                                                                          ---    ---    ---
    Other income - net..................................................  $ 9    $18    $46
                                                                          ===    ===    ===

13.  INCOME TAXES

     Most of the Automotive Business's operations are included in the consolidated U.S. and combined non-U.S. income tax returns of Rockwell. Rockwell intends to indemnify the Automotive Business for all income tax liabilities and retain rights to all tax refunds relating to operations included in consolidated or combined tax returns for periods prior to the spin-off date. Accordingly, the balance sheet does not include current or prior period income tax receivables or payables related to wholly-owned subsidiaries which file on a consolidated or combined basis with Rockwell. The income tax provisions included in the statement of income have been determined as if the Automotive Business was a separate taxpayer.

     The components of the provision for income taxes are summarized as follows (in millions):

                                                                    1994     1995     1996
                                                                    ----     ----     ----
    Current tax expense:
      United States...............................................  $  7     $ 21     $ 32
      Foreign.....................................................    41       47       48
      State and local.............................................     2        5        8
                                                                    ----     ----     ----
              Total current tax expense...........................    50       73       88
                                                                    ----     ----     ----
    Deferred tax (benefit) expense:
      United States...............................................   (15)     (13)     (15)
      Foreign.....................................................     5        4       (2)
      State and local.............................................    (3)      (2)      (3)
                                                                    ----     ----     ----
              Total deferred tax benefit..........................   (13)     (11)     (20)
                                                                    ----     ----     ----
    Provision for income taxes....................................  $ 37     $ 62     $ 68
                                                                    ====     ====     ====

                              AUTOMOTIVE BUSINESS

     The deferred tax benefit represents the tax impact related to certain accrued expenses, principally restructuring and warranty, that have been recorded for financial statement purposes, but are not deductible for income tax purposes until paid. Net deferred income tax benefits included in Other Current Assets in the accompanying balance sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                                             SEPTEMBER 30,
                                                                             -------------
                                                                             1995     1996
                                                                             ----     ----
    Accrued product warranties.............................................  $31      $36
    Accrued compensation and benefits......................................   22       26
    Restructuring..........................................................    3       12
    Other - net............................................................   21       21
                                                                             ----     ----
    Current deferred income taxes..........................................  $77      $95
                                                                             ====     ====

     Net deferred income tax benefits included in Other Assets in the accompanying balance sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                                               SEPTEMBER
                                                                                  30,
                                                                              -----------
                                                                              1995   1996
                                                                              ----   ----
    Accrued retirement medical costs........................................  $110   $106
    Property................................................................   (69)   (69)
    Pensions................................................................    11     14
    Loss carryforwards......................................................    19     19
    Other - net.............................................................     4     11
                                                                              ----   ----
    Subtotal................................................................    75     81
    Valuation allowance.....................................................   (15)   (15)
                                                                              ----   ----
    Long-term deferred income taxes.........................................  $ 60   $ 66
                                                                              ====   ====

     Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future current income tax expense and payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included: (a) the historical operating results of the Automotive Business, (b) expectations of future earnings, and (c) the extended period of time over which the retirement medical liability will be paid. The valuation allowance represents the amount of tax benefits related to net operating loss carryforwards that have not yet been recognized. The carryforward periods for $13 million of net operating losses expire between 1997 and 2001. The carryforward period for the remaining net operating losses is indefinite.

     The Automotive Business's effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

                                                                        1994   1995   1996
                                                                        ----   ----   ----
    Statutory tax rate................................................  35.0%  35.0%  35.0%
    State and local income taxes......................................  (0.5)   1.2    2.0
    Foreign income taxes..............................................   5.1    2.2    2.3
    Utilization of foreign loss carryforwards.........................  (2.4)  (6.6)  (2.4)
    Other.............................................................   4.3    1.6    0.7
                                                                        ----   ----   ----
    Effective tax rate................................................  41.5%  33.4%  37.6%
                                                                        ====   ====   ====

                              AUTOMOTIVE BUSINESS

     The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

                                                                        1994   1995   1996
                                                                        ----   ----   ----
    United States (loss) income.......................................  $(41)  $ 21   $ 43
    Foreign income....................................................   129    164    139
                                                                        ----   ----   ----
              Total...................................................  $ 88   $185   $182
                                                                        ====   ====   ====

     No provision has been made for U.S., state, or additional foreign income taxes related to approximately $163 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

14.  ROCKWELL'S NET INVESTMENT

     Changes in Rockwell's net investment are summarized as follows (in millions):


                                                        YEAR ENDED SEPTEMBER
                                                                30,               NINE MONTHS
                                                       ----------------------        ENDED
                                                       1994     1995     1996    JUNE 30, 1997
                                                       ----     ----     ----    -------------
                                                                                  (UNAUDITED)
    Beginning balance................................  $468     $509     $561        $ 599
    Net income.......................................    51      123      114          100
    Net transfers to Rockwell........................   (24)     (71)     (74)         (50)
    Currency translation gain (loss).................    14       --       (2)         (18)
                                                       ----     ----     ----        -----
    Ending balance...................................  $509     $561     $599        $ 631
                                                       ====     ====     ====        =====


     The cumulative deferred currency translation loss was $42 million, $42 million, $44 million and $62 million as of September 30, 1994, 1995 and 1996 and June 30, 1997, respectively.

15.  SUPPLEMENTAL FINANCIAL INFORMATION

                                                                              1994   1995   1996
                                                                              ----   ----   ----
                                                                                  (MILLIONS)
Statement of income data:
Maintenance and repairs.....................................................  $58    $65    $64
Research and development....................................................   57     58     51
Rental expense..............................................................   17     19     17
Statement of cash flows data:
Interest payments...........................................................  $13    $12    $10
Income tax payments.........................................................   10      6      7

16.  CONTINGENT LIABILITIES

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the Automotive Business. Compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Automotive Business's liquidity and capital resources, competitive position or financial statements.

     The Automotive Business has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the Automotive Business's records disclose no involvement or as to which the Automotive Business's potential liability has been finally determined. Management estimates the total

                              AUTOMOTIVE BUSINESS
reasonably possible costs the Automotive Business could incur for the remediation of Superfund sites at September 30, 1996 to be about $22 million, of which $13 million has been accrued.

     Various other lawsuits, claims, and proceedings have been asserted against the Automotive Business alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the Automotive Business could incur at September 30, 1996 to be about $36 million. The Automotive Business has recorded environmental accruals for these matters of $11 million.

     At September 30, 1996, the Automotive Business had no receivables recorded from third parties related to environmental matters.

     Management estimates the total reasonably possible costs that could be incurred by the Automotive Business based on, among other factors, the professional judgment of the Automotive Business's environmental engineers, in consultation with outside environmental specialists and counsel, when necessary. Based on its assessment, management believes that the Automotive Business's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against the Automotive Business relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the Automotive Business, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on the Automotive Business's financial statements.

     The Company will assume all contingent liabilities (including those in respect of environmental matters) related to current and former operations of the Automotive Business.

17.  BUSINESS SEGMENT INFORMATION

     The Automotive Business operates in one industry segment, the supply of automotive components and systems, including:

          HEAVY VEHICLE SYSTEMS -- Drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as specialty and military vehicles.

          LIGHT VEHICLE SYSTEMS -- Electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension components and steel wheels, for passenger cars, light trucks and sport utility vehicles.

                              AUTOMOTIVE BUSINESS

  Sales by Geographic Area

                                                                1994     1995     1996
                                                               ------   ------   ------
                                                                      (MILLIONS)
        North America........................................  $1,487   $1,712   $1,758
        Europe...............................................     832    1,042    1,094
        South America........................................     257      270      206
        Asia-Pacific.........................................      77      101       86
                                                               ------   ------   ------
                  Total Sales................................  $2,653   $3,125   $3,144
                                                               ======   ======   ======

     In 1994, 1995 and 1996, there were sales to two original equipment manufacturers that represented 10% or more of total Automotive Business sales. Sales to these customers were ($ in millions): 1994 -- customer A $274 (10%) and customer B $259 (10%); 1995 -- customer A $325 (10%) and customer B $313 (10%);
1996 -- customer A $230 (7%) and customer B $338 (11%).

  Earnings by Geographic Area

                                                                    1994   1995   1996
                                                                    ----   ----   ----
                                                                        (MILLIONS)
        North America.............................................  $ 33   $ 74   $102
        Europe....................................................    53     81     73
        South America.............................................     6     16      1
        Asia-Pacific..............................................    (1)     7      6
        Restructuring charges.....................................    --     --    (36)
                                                                    ----   ----   ----
        Operating earnings........................................    91    178    146
        Other income - net........................................     9     18     46
        Interest expense..........................................   (12)   (11)   (10)
        Provision for income taxes................................   (37)   (62)   (68)
                                                                    ----   ----   ----
                  Net income......................................  $ 51   $123   $114
                                                                    ====   ====   ====

  Identifiable Assets by Geographic Area

                                                                1994     1995     1996
                                                               ------   ------   ------
                                                                      (MILLIONS)
        North America........................................  $  860   $  912   $  962
        Europe...............................................     520      569      593
        South America........................................     175      209      188
        Asia-Pacific.........................................      83       76       90
                                                               ------   ------   ------
                  Total......................................  $1,638   $1,766   $1,833
                                                               ======   ======   ======

18.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                  1996 FISCAL QUARTERS
                                                             -------------------------------
                                                             FIRST   SECOND   THIRD   FOURTH    1996
                                                             -----   ------   -----   ------   ------
                                                                            (MILLIONS)
Sales......................................................  $ 756    $837    $ 804    $747    $3,144
Cost of sales..............................................    675     724      699     649     2,747
Net income.................................................     22      43       29      20       114

                                                                  1995 FISCAL QUARTERS
                                                             -------------------------------
                                                             FIRST   SECOND   THIRD   FOURTH    1995
                                                             -----   ------   -----   ------   ------
                                                                            (MILLIONS)
Sales......................................................  $ 727    $814    $ 836    $748    $3,125
Cost of sales..............................................    636     708      735     665     2,744
Net income.................................................     28      34       34      27       123

                              AUTOMOTIVE BUSINESS

     Fourth quarter 1996 net income was reduced by a $30 million ($20 million after-tax) charge related to restructuring, and increased by $15 million ($9 million after-tax) of proceeds from the settlement of certain environmental insurance claims arising in years prior to 1986.

     Third quarter 1996 net income was reduced by a $6 million ($4 million after-tax) charge related to restructuring.

     Second quarter 1996 net income was increased by an $11 million ($8 million after-tax) gain on the sale of a product line.

                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareowners of
Rockwell International Corporation:


     We have audited the combined financial statements of the Automotive Business of Rockwell International Corporation (Rockwell) as of September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, and have issued our report thereon dated June 10, 1997; such report is included elsewhere in this Amendment No. 2 to Form 10/A. Our audits also included the combined financial statement schedule of the Automotive Business of Rockwell International Corporation, listed in the Index to Financial Statements and Schedule at page F-1. This financial statement schedule is the responsibility of Rockwell's management. Our responsibility is to express an opinion on this schedule based on our audits. In our opinion, such combined financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
June 10, 1997

                                                                     SCHEDULE II

                              AUTOMOTIVE BUSINESS

                       VALUATION AND QUALIFYING ACCOUNTS

             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                                                 BALANCE AT      CHARGED TO                    BALANCE AT
                                                  BEGINNING      COSTS AND                       END OF
                  DESCRIPTION                    OF YEAR(A)       EXPENSES      DEDUCTIONS      YEAR(A)
-----------------------------------------------  -----------     ----------     ----------     ----------
                                                                      (IN MILLIONS)
Year ended September 30, 1996:
  Allowance for doubtful accounts..............     $10.1          $ 10.5         $  3.7(b)      $ 16.9
Year ended September 30, 1995:
  Allowance for doubtful accounts..............       9.6             1.7            1.2(b)        10.1
Year ended September 30, 1994:
  Allowance for doubtful accounts..............       8.6             1.9            0.9(b)         9.6

---------------
(a) Includes allowances for trade and other long-term receivables.

(b) Uncollectible accounts written off.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Meritor Automotive, Inc.:



     We have audited the accompanying balance sheet of Meritor Automotive, Inc. (a wholly-owned subsidiary of Rockwell International Corporation formerly named 111 Holdings, Inc.) as of June 10, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.


     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Meritor Automotive, Inc. (a wholly-owned subsidiary of Rockwell International Corporation formerly named 111 Holdings, Inc.) as of June 10, 1997 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
June 10, 1997

                            MERITOR AUTOMOTIVE, INC.


                                 BALANCE SHEET
                                 JUNE 10, 1997

Stockholder's Equity:
Common stock, $1.00 par value, 1,000 shares authorized;
  1 share issued and outstanding...................................................  $     1
Additional paid-in capital.........................................................      999
Receivable from Rockwell International Corporation.................................   (1,000)
                                                                                     -------
Stockholder's Equity...............................................................  $    --
                                                                                     =======

                             NOTE TO BALANCE SHEET

BASIS OF PRESENTATION


     The balance sheet of Meritor Automotive, Inc. (formerly named 111 Holdings, Inc.) (Meritor) consists of the accounts of an inactive wholly-owned subsidiary of Rockwell International Corporation (Rockwell). Meritor was incorporated in Delaware on May 5, 1997 in anticipation of a proposed spin-off of Rockwell's automotive businesses (Automotive Business). The spin-off, which is expected to be completed by September 30, 1997, will result in the transfer to Meritor of the assets and liabilities of the Automotive Business. The shares of Meritor common stock (including the associated rights) will be distributed in a tax-free spin-off, with each Rockwell shareowner receiving one share of Meritor common stock (including the associated right) for every three shares of Rockwell common stock owned.

                                    PART II

               INFORMATION NOT INCLUDED IN INFORMATION STATEMENT


  EXHIBIT
    NO.         DESCRIPTION
  -------       ---------------------------------------------------------------------------------
    **2      -- Form of Distribution Agreement
    **3.1    -- Certificate of Incorporation of the Company
    **3.2    -- By-Laws of the Company
    **4.1    -- Form of Restated Certificate of Incorporation of the Company
    **4.2    -- Form of Amended By-Laws of the Company
      4.3    -- Specimen certificate for Company Common Stock, par value $1 per share
    **4.4    -- Form of Rights Agreement by and between the Company and the rights agent named therein
     10.1    -- Form of Company's 1997 Long-Term Incentives Plan
     10.2    -- Form of Company's Directors Stock Plan
   **10.3    -- Form of Employee Matters Agreement
     10.4    -- Form of Tax Allocation Agreement
    *10.5    -- Form of Credit Agreement
     10.6    -- Form of Incentive Compensation Plan
   **27      -- Financial Data Schedule (for Commission use only)


---------------
 * To be filed by amendment

** Previously filed

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          MERITOR AUTOMOTIVE, INC.


                                          By: /s/ THOMAS A. MADDEN
                                            ------------------------------------
                                            Name: Thomas A. Madden
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


Date: August 18, 1997

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                                         DESCRIPTION                                   PAGE
-------       ----------------------------------------------------------------------------  ----
  **2      -- Form of Distribution Agreement..............................................
  **3.1    -- Certificate of Incorporation of the Company.................................
  **3.2    -- By-Laws of the Company......................................................
  **4.1    -- Form of Restated Certificate of Incorporation of the Company................
  **4.2    -- Form of Amended By-Laws of the Company......................................
    4.3    -- Specimen certificate for Company Common Stock, par value $1 per share.......
  **4.4    -- Form of Rights Agreement by and between the Company and the rights agent named therein...............................................................
   10.1    -- Form of Company's 1997 Long-Term Incentives Plan............................
   10.2    -- Form of Company's Directors Stock Plan......................................
 **10.3    -- Form of Employee Matters Agreement..........................................
   10.4    -- Form of Tax Allocation Agreement............................................
  *10.5    -- Form of Credit Agreement....................................................
   10.6    -- Form of Incentive Compensation Plan.........................................
 **27      -- Financial Data Schedule.....................................................


---------------

 * To be filed by amendment


** Previously filed